Exhibit 99.1

TELUS

the future is friendly®

rising above

2017 INFORMATION CIRCULAR

Who we are

TELUS is Canada’s fastest-growing national telecommunications company, with $12.8 billion of annual revenue and 12.7 million subscriber connections, including 8.6 million wireless subscribers, 1.7 million high-speed Internet subscribers, 1.4 million residential network access lines and more than 1.0 million TELUS TV® customers. TELUS provides a wide range of communications products and services, including wireless, data, Internet protocol (IP), voice, television, entertainment, video and business process outsourcing services, and is Canada’s largest healthcare IT provider.

In support of our philosophy to give where we live, TELUS, our team members and retirees have contributed $482 million to charitable and not-for-profit organizations and volunteered more than 7.7 million hours of service to local communities since 2000.

		Our values • We embrace change and initiate opportunity • We have a passon for growth • We believe in spirited teamwork • We have the courage to innovate what’s inside

Notice of annual general meeting	1	Executive compensation at TELUS	48
Frequently asked questions	2	Report to Shareholders	49
Business of the meeting	6	Compensation discussion and analysis	52
1. Report of management		Executive compensation summary	75
and Consolidated financial statements	6	TELUS’ equity compensation plans	87
2. Election of directors	6	Additional information	94
3. Appointment of auditors	7	Appendix A: Terms of reference
4 Approval of executive compensation		for the Board of Directors	95
approach – say on pay	7
About our Board of Directors	8
Corporate governance in 2016	20
Statement of TELUS’ corporate
governance practices	22
Committee reports
Corporate Governance Committee report	36
Pension Committee report	38
Audit Committee report	40
Human Resources and
Compensation Committee report	43

All financial information is reported in Canadian dollars unless otherwise specified. Copyright © 2017 TELUS Corporation.

All rights reserved. Certain products and services named in this information circular are trademarks. The symbols TM and ® indicate those owned by TELUS Corporation or its subsidiaries. All other trademarks are the property of their respective owners.

Notice of annual general meeting

The annual general meeting (Meeting) of shareholders of TELUS Corporation (the Company or TELUS) will be held on Thursday, May 11, 2017 at 10:00 a.m. (ET) at TELUS House, 3rd Floor, 25 York Street, Toronto, Ontario.

At the Meeting, shareholders will:

1.      Receive the Company’s 2016 audited Consolidated financial statements together with the report of the auditors on those statements

2.      Elect directors of the Company for the ensuing year

3.      Appoint Deloitte LLP as auditors for the ensuing year and authorize the directors to fix their remuneration

4.      Consider an advisory resolution on the Company’s approach to executive compensation and transact any other business that may properly come before the Meeting and any postponement or adjournment thereof.

The Board of Directors (Board) has approved in substance the content and sending of this information circular to the holders of Common Shares (Shareholders).

Vancouver, British Columbia

Dated March 15, 2017.

By order of the Board of Directors

Monique Mercier

Executive Vice-President, Corporate Affairs,

and Chief Legal and Governance Officer

Shareholders who cannot attend this Meeting may vote by proxy. Simply sign and return your proxy or voting instruction form by mail or hand delivery or submit a telephone or Internet proxy by following the instructions starting on page 2 in this information circular or the instructions on the paper proxy or voting instruction form.

To be valid, your proxies must be received by TELUS, c/o Computershare Trust Company of Canada (Computershare) at 100 University Avenue, 8th floor, Toronto, Ontario, M5J 2Y1, by 5:00 p.m. (ET) on May 9, 2017 or, if the Meeting is adjourned or postponed, by 5:00 p.m. (ET) on the second-last business day before the reconvened Meeting date. TELUS reserves the right to accept late proxies and to waive the proxy deadline, with or without notice, but is under no obligation to accept or reject any particular late proxy.

TELUS 2017 INFORMATION CIRCULAR • 1

Frequently asked questions

Meeting materials

Why did I receive a notice in the mail regarding the electronic availability of the information circular and the annual report instead of receiving a paper copy?

Canadian securities rules (Notice and Access) permit us to provide you with electronic access to the information circular and the annual report (the Meeting materials) for the Meeting instead of sending you a paper copy. This is more environmentally friendly as it helps reduce paper use. It also decreases the cost of printing and mailing materials to Shareholders. The notice you received includes instructions on how to access and review an electronic copy of our information circular and annual report, and how to request a paper copy. The notice also provides instructions on voting by proxy at the Meeting. If you would like to receive a paper copy of our information circular and annual report, please follow the instructions in the notice.

Why did I receive a paper copy of the information circular and annual report with a notice regarding their electronic availability?

For those Shareholders who have already provided instructions to receive paper copies of Meeting materials, we sent you a paper copy again this year, along with the notice regarding its electronic availability.

Meeting procedures

Who can vote at the Meeting, what are we voting on and what is required for approval?

If you hold Common Shares (Shares) as of the close of business on March 13, 2017 (the Record Date), you can cast one vote for each Share you hold on that date on the following items of business:

•          The election of directors

•          The appointment of auditors

•          The approval of the Company’s approach to executive compensation.

All of these items require approval by a majority of votes cast by Shareholders.

How many Shareholders do you need to reach a quorum?

We need to have at least two people present at the Meeting who hold, or represent by proxy, in the aggregate at least 25 per cent of the issued and outstanding Shares entitled to be voted at the Meeting. On March 15, 2017, the Company had 590,631,544 Shares outstanding.

Does any Shareholder beneficially own 10 per cent or more of the outstanding Shares?

No. To the knowledge of the directors and senior officers of TELUS, as of March 15, 2017, no one beneficially owns, directly or indirectly, or exercises control or direction over, 10 per cent or more of the outstanding Shares.

Voting procedures

Am I a registered or non-registered Shareholder?

You are a registered Shareholder if you have a share certificate or Direct Registration System (DRS) Advice issued in your name.

You are a non-registered Shareholder if:

1.      Your Shares are registered in the name of an intermediary such as a bank, trust company, trustee, investment dealer, clearing agency or other institution (Intermediary), or

2.      You hold your Shares through any TELUS-sponsored employee share plans (i.e. the Employee Share Purchase Plan) (the Employee Shares), for which Computershare is the trustee.

How can I vote if I am a registered Shareholder?

As a registered Shareholder, you can vote in any of the following ways:

•          By attending the Meeting and voting in person

•          By appointing someone else as proxy to attend the Meeting and vote your Shares for you

•          By completing your proxy form and returning it by mail or hand delivery, following the instructions on your proxy

•          By phoning the toll-free telephone number shown on your proxy form. To vote by phone, simply refer to your control number (shown on your proxy form) and follow the instructions. Note that you cannot appoint anyone other than Dick Auchinleck or Darren Entwistle as your proxy if you vote by phone

•          By Internet by visiting the website shown on your proxy form. Refer to your control number (shown on your proxy form) and follow the online voting instructions.

2 • TELUS 2017 INFORMATION CIRCULAR

FREQUENTLY ASKED QUESTIONS

How can I vote if I am a non-registered Shareholder?

If you are a non-registered Shareholder and you receive your materials through an Intermediary, complete and return the form(s) your Intermediary provided to you or otherwise follow the instructions on such forms.

How can I vote if I hold Employee Shares?

If you hold Employee Shares, you can direct Computershare, in its capacity as trustee of your Employee Shares, to vote your Employee Shares as you instruct. You can give instructions to Computershare:

•          By completing your voting instruction form and returning it by mail or hand delivery, following the instructions on the form

•          By phoning the toll-free telephone number shown on your voting instruction form. To vote by phone, simply refer to your control number (shown on your form) and follow the instructions. Note that you cannot appoint anyone other than Dick Auchinleck or Darren Entwistle as your proxy if you vote by phone

•          By Internet by visiting the website shown on your voting instruction form. Refer to your control number (shown on your form) and follow the online voting instructions.

Your Employee Shares will be voted for, voted against or withheld from voting only in accordance with your instructions. If your voting instruction form is not received by Computershare in its capacity as trustee according to the above procedures, your Employee Shares will not be voted by Computershare.

What if I hold other Shares in addition to my Employee Shares?

If you hold Shares other than Employee Shares, you must complete and return another proxy form to vote those Shares. Please review the above questions and answers on how to vote those Shares.

How do I appoint someone else to go to the Meeting and vote my Shares for me?

Two directors of the Company, Dick Auchinleck and Darren Entwistle, have been named in the proxy form to represent Shareholders at the Meeting. You can appoint someone else to represent you at the Meeting by completing a paper proxy or Internet proxy and inserting the person’s name in the appropriate space on the proxy form, or by completing another acceptable paper proxy. The person you appoint does not need to be a Shareholder but must attend the Meeting to vote your Shares.

Is there a deadline for my proxy to be received?

Yes. Whether you vote by mail, telephone or Internet, your proxy must be received by TELUS, c/o Computershare (8th floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1), no later than 5:00 p.m. (ET) on May 9, 2017. If the Meeting is adjourned or postponed, your proxy must be received by 5:00 p.m. (ET) on the second-last business day before the reconvened Meeting date. Note that if you are a non-registered Shareholder, your Intermediary will need your voting instructions sufficiently in advance of this deadline to enable your Intermediary to act on your instructions prior to the deadline.

How will my Shares be voted if I return a proxy?

By completing and returning a proxy, you are authorizing the person named in the proxy to attend the Meeting and vote your Shares on each item of business that you are entitled to vote on, according to your instructions. If you have appointed Dick Auchinleck or Darren Entwistle as your proxy and you do not provide them with instructions, they will vote your Shares in favour of:

•          Electing as a director each person nominated by the Company

•          Appointing Deloitte LLP as auditors and authorizing the directors to fix their remuneration

•          Accepting the Company’s approach to executive compensation.

Your voting instructions provided by proxy give discretionary authority to the person you appoint as proxyholder to vote as he or she sees fit on any amendment or variation to any of the matters identified in the Notice of annual meeting above and any other matters that may properly be brought before the Meeting, to the extent permitted by law whether or not the amendment or other matter that comes before the Meeting is or is not routine and whether or not the amendment or other matter that comes before the Meeting is contested. As of March 15, 2017, no director or senior officer of the Company is aware of any variation, amendment or other matter to be presented for a vote at the Meeting.

TELUS 2017 INFORMATION CIRCULAR • 3

What if I change my mind?

If you are a registered Shareholder and have voted by proxy, you may revoke your proxy by providing new voting instructions on a proxy form with a later date, or at a later time if you are voting by telephone or on the Internet. Any new voting instructions, however, will only take effect if received by TELUS, c/o Computershare (8th floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1), by 5:00 p.m. (ET) on May 9, 2017 or, if the Meeting is adjourned or postponed, by 5:00 p.m. (ET) on the second-last business day before the date of the reconvened Meeting. You may also revoke your proxy without providing new voting instructions by delivering a revocation of proxy to the registered office of the Company, to the attention of TELUS’ Corporate Secretary, 7th Floor, 510 West Georgia Street, Vancouver, British Columbia, V6B 0M3, any time up to 5:00 p.m. (PT) on May 10, 2017 or, if the Meeting is adjourned or postponed, by 5:00 p.m. (PT) on the business day before the date of the reconvened Meeting.

Additionally, you may revoke your proxy and vote in person at the Meeting, or any adjournment thereof, by delivering a form of revocation of proxy to the Chair of the Meeting at the Meeting before the vote for which the proxy is to be used is taken. You may also revoke your proxy in any other manner permitted by law.

If you are a non-registered Shareholder, you may revoke your proxy or voting instructions by contacting your Intermediary.

If you hold Employee Shares and you have voted by submitting your voting instruction form, you may revoke it by providing new voting instructions on another voting instruction form with a later date, or at a later time if you are voting by telephone or on the Internet. Any new voting instructions, however, will only take effect if received by 5:00 p.m. (ET) on May 9, 2017 or, if the Meeting is adjourned or postponed, by 5:00 p.m. (ET) on the second-last business day before the date of the reconvened Meeting. You may also revoke your previous voting instructions without providing new voting instructions by delivering a revocation of voting instruction form to the registered office of the Company, to the attention of TELUS’ Corporate Secretary, 7th Floor, 510 West Georgia Street, Vancouver, British Columbia, V6B 0M3, any time up to 5:00 p.m. (PT) on May 10, 2017 or, if the Meeting is adjourned or postponed, by 5:00 p.m. (PT) on the business day before the date of the reconvened Meeting or by delivering a form of revocation of proxy to the Chair of the Meeting at the Meeting before the vote for which the proxy is to be used is taken.

Is my vote by proxy confidential?

Yes. All proxies are received, counted and tabulated by our transfer agent, Computershare, in a way that preserves the confidentiality of individual Shareholders’ votes, except:

•          As necessary to meet applicable law

•          In the event of a proxy contest

•          In the event a Shareholder has made a written comment on the proxy.

Who is soliciting my proxy?

Your proxy is being solicited by TELUS management and the Company will pay for the cost of solicitation. TELUS management will solicit proxies either by mail to your latest address shown on the register of Shareholders or by electronic mail to the email address you provided. Additionally, TELUS employees or agents may solicit proxies by telephone or other ways at a nominal cost to the Company. We may also use the services of an outside agency to solicit proxies on behalf of the Company. The cost of such solicitation will be borne by the Company.

What if I have more questions?

Please contact Computershare if you have additional questions regarding the Meeting:

•          phone:        1-800-558-0046 (toll-free within North America)

+1 (514) 982-7129 (outside North America)

•          email:            telus@computershare.com

•          mail:                   Computershare Trust Company of Canada

8th floor, 100 University Avenue

Toronto, Ontario, M5J 2Y1

4 • TELUS 2017 INFORMATION CIRCULAR

FREQUENTLY ASKED QUESTIONS

Ownership and voting restrictions

What are the restrictions on the ownership of Shares by non-Canadians?

As a communications provider of wireline, wireless and digital television services, the Company and certain of its subsidiaries must comply with the restrictions on ownership and control of voting shares by non-Canadians prescribed by Canadian laws, namely the Telecommunications Act, the Broadcasting Act, and the regulations and other instruments issued under such Acts. Specifically, in order to maintain the eligibility of certain of its subsidiaries to operate as Canadian carriers, the Telecommunications Act and underlying regulations require, among other things, that the level of Canadian ownership and control of the Company’s Shares must not be less than 66 2/3 per cent and the Company must not otherwise be controlled by non-Canadians. Substantially similar rules apply under the Broadcasting Act but an additional requirement under the Broadcasting Act is that the chief executive officer of a company that is a licensed broadcasting undertaking must be a Canadian citizen or a permanent resident of Canada.

The regulations underlying the Telecommunications Act give the Company, which is a carrier-holding corporation of Canadian carriers, certain powers to monitor and control the level of non-Canadian ownership and control of voting Shares. These powers and constraints have been incorporated into the articles of TELUS (Articles) and were extended to also ensure compliance under both the Radiocommunication Act and the Broadcasting Act. These powers include the right to (i) refuse to register a transfer of Shares to a non-Canadian, (ii) repurchase or redeem excess Shares from a non-Canadian or require a non-Canadian to sell any Shares if that person’s holdings would affect TELUS’ compliance with foreign ownership restrictions, and (iii) suspend the voting rights attached to the Shares considered to be owned or controlled by non-Canadians. The Company monitors the level of non-Canadian ownership of its Shares and provides periodic reports to the Canadian Radio-television and Telecommunications Commission (CRTC).

TELUS 2017 INFORMATION CIRCULAR • 5

Business of the meeting

Report of management and Consolidated financial statements

The report of management and the audited Consolidated financial statements for the year ended December 31, 2016, including Management’s discussion and analysis, are contained in the TELUS 2016 annual report. All Shareholders received a copy of the 2016 annual report by Notice and Access or by mail.

If you did not receive a copy, you may view it online at telus.com/annualreport or obtain a copy upon request to TELUS’ Corporate Secretary, 7th Floor, 510 West Georgia Street, Vancouver, British Columbia, V6B 0M3.

Election of directors

General

The Board has fixed the number of directors at 13 in accordance with the Articles. At the Meeting, we will ask you to vote for the election of the 13 nominees proposed by the Company as directors. All of the nominees were elected as directors at last year’s annual meeting, other than Claude Mongeau and Kathy Kinloch, who are new nominees and have not previously been elected to the Board. See pages 8 to 15 for biographical information about all of the nominees.

One of our independent directors, Micheline Bouchard, is retiring this year and, therefore, will not be standing for re-election at the Meeting. Micheline has been a TELUS director since 2004 and has served on the Audit, Human Resources and Compensation, and Pension Committees. Micheline’s technical background, combined with her compensation and pension expertise, provided valuable insight to the Board and the various committees on which she served. We thank Micheline for her many contributions to TELUS.

Each Shareholder will be entitled to vote for, or withhold his or her votes from, the election of each director. Dick Auchinleck and Darren Entwistle have been named in the proxy as proxyholders (management proxyholders), and they intend to vote FOR the election of all 13 nominees whose names and biographies are set forth on pages 8 to 15, except in relation to Shares held by a Shareholder who instructs otherwise.

Our majority voting policy applies to director elections. Under this policy, if a director is elected in an uncontested election where more votes are withheld than voted in favour of his or her election, then the director will be required to tender his or her resignation to the Chair of the Board. The resignation will be effective when accepted by the Board. The Board expects that resignations will be accepted, unless extenuating circumstances warrant a contrary decision. Any director who tenders his or her resignation will not participate in the deliberations of either the Corporate Governance Committee or the Board. We will announce the Board’s decision (including the reason for not accepting any resignation) by news release within 90 days of the Meeting where the election was held. You can download a copy of our majority voting policy at telus.com/governance.

We believe that all 13 nominees are able to serve as directors. Unless his or her office is vacated in accordance with applicable law or the Articles, each director elected at the Meeting will hold office from the date of his or her election until the next annual meeting or until his or her successor is elected or appointed.

Advance notice

Our Articles contain an advance notice requirement for director nominations. Shareholders who wish to nominate candidates for election as directors must provide timely notice in writing to Monique Mercier, Executive Vice-President, Corporate Affairs, and Chief Legal and Governance Officer, 7th Floor, 510 West Georgia Street, Vancouver, British Columbia, V6B 0M3, and include the information set forth in our Articles. The notice must be made not less than 30 days nor more than 65 days prior to the date of the Meeting. See our Articles, available on sedar.com.

6 • TELUS 2017 INFORMATION CIRCULAR

BUSINESS OF THE MEETING

Appointment of auditors

Deloitte LLP (Deloitte) have been our external auditors since 2002. They were last re-appointed at our annual meeting on May 5, 2016.

Upon the recommendation of the Audit Committee and the Board, Shareholders will be asked at the Meeting to approve the appointment of Deloitte as auditors and authorize the directors to fix the auditors’ remuneration for the ensuing year.

The management proxyholders intend to vote FOR the appointment of Deloitte as auditors of the Company, except in relation to Shares held by a Shareholder who instructs otherwise.

Summary of billings and services by the external auditors for 2015 and 2016

Fees billed for services provided by Deloitte for 2015 and 2016 are as follows:

		2015		2016

Type of work	($)%		($)%

Audit fees[1]	3,844,128	88.6	4,137,606	92.3
Audit-related fees[2]	140,463	3.2	132,945	3.0
Tax fees[3]	102,562	2.4	17,700	0.4
All other fees[4]	253,724	5.8	196,892	4.4
Total	4,340,877	100.0	4,485,143	100.0

1           Includes fees for services rendered by Deloitte in relation to the audit and review of our financial statements and in connection with our statutory and regulatory filings.

2           Includes fees for translation services rendered by Deloitte in relation to the audit or review of our financial statements that were not part of audit fees.

3           Relates to tax compliance, tax advice and tax planning.

4           Includes fees for services rendered by Deloitte that were not in relation to the audit or review of our financial statements, such as the community investment impact measurement (2015/2016) and privacy data insights (2016).

Approval of executive compensation approach – say on pay

The Board is accountable to the Shareholders for its compensation decisions. The purpose of a say-on-pay advisory vote is to provide Shareholders with a formal opportunity to provide direct feedback to the Board on the Company’s approach to executive compensation. We are, therefore, asking Shareholders to vote on the following resolution at the Meeting:

“Resolved, on an advisory basis and not to diminish the role and responsibilities of the Board of Directors, that the Shareholders accept the approach to executive compensation disclosed in the Company’s information circular furnished in advance of the 2017 annual general meeting of Shareholders.”

Since this is an advisory vote, the results will not be binding on the Board. The Board remains fully responsible for its compensation decisions and is not relieved of this responsibility by a positive or negative advisory vote. However, the Board will take the results of the vote into account when considering future compensation policies, procedures and decisions and in determining whether there is a need to increase its engagement with Shareholders on compensation and related matters. For information on our approach to executive compensation, see pages 48 to 86.

The management proxyholders intend to vote FOR TELUS’ approach to executive compensation, except in relation to Shares held by a Shareholder who instructs otherwise. In 2016, our approach to executive compensation received the support of 89.9 per cent of the votes cast by Shareholders.

TELUS 2017 INFORMATION CIRCULAR • 7

About our Board of Directors

Director biographies

This section provides information on each person nominated for election as director. We determined the total market value of equity in 2016 by multiplying the number of Shares or deferred share units (DSUs) held by a director by $42.75, which was the closing Share price on the Toronto Stock Exchange (TSX) on December 31, 2016. For 2015, we multiplied the number of Shares or DSUs held by a director by $38.26, which was the closing Share price on the TSX on December 31, 2015. DSUs are granted under the Directors Deferred Share Unit Plan (see page 90 for plan details). The share ownership target was $660,000 for non-management directors for 2016 and $645,000 in 2015. For Dick Auchinleck, the share ownership target in his capacity as Chair of the Board was $2,450,000 in 2015 and $2,500,000 in 2016.

R.H. (Dick) Auchinleck

Victoria, British Columbia, Canada

Dick Auchinleck is a corporate director and Chair of the Board of TELUS Corporation. He was Lead Director of TELUS from May 2014 to August 2015. He is also currently the Lead Director of ConocoPhillips, an oil and gas company. Dick was employed by Gulf Canada Resources Limited for 25 years, retiring in 2001 as President and Chief Executive Officer after the sale of the company to Conoco Inc. Dick has a Bachelor of Applied Science (Chemical Engineering) from the University of British Columbia. He is a member of Tapestry Lead Director Network, the Association of Professional Engineers and Geoscientists of Alberta, and the National Association of Corporate Directors, Inc.

Age: 65

Director since: 2003

Independent

TELUS Committees: • Audit[1]

Areas of expertise:		Attendance record – 100% Board – 6 of 6 Audit – 5 of 5	Current directorships ConocoPhillips (Lead Director) (public) Past directorships (2011 to 2016) Enbridge Income Fund Holdings Inc. (public)

• Senior executive/strategic leadership

• Governance
• Executive compensation/HR

• Risk management

Total compensation for 2016: $507,826

Securities held and total market value as at December 31, 2015 and 2016:
Year	Shares	DSUs	Total market value of securities		Meets share ownership target
2016	18,370	158,325	$7,553,711		Yes (3x)
2015	18,370	140,223	$6,067,768		Yes (2.5x)
Increase	–	18,102	$1,485,943
Voting results of 2016 annual meeting:
			Votes for	Votes withheld	Total votes cast
Number of votes			321,013,734	5,117,294	326,131,028
Percentage of votes			98.43%	1.57%	100%

1           Dick became a member of the Audit Committee on May 7, 2015. He also regularly attends other committee meetings.

8 • TELUS 2017 INFORMATION CIRCULAR

ABOUT OUR BOARD OF DIRECTORS

Raymond T. Chan

Calgary, Alberta, Canada

Ray Chan is Chair of Baytex Energy Corp. in Alberta. He has held senior executive positions in Canada’s oil and gas industry since 1982. Ray was Chief Financial Officer of Baytex from 1998 to 2003 and Chief Executive Officer until 2008, when he assumed the role of Executive Chair. In 2014, he became Chair of Baytex in a non-executive capacity. Ray also serves as a director of TORC Oil & Gas Ltd. and has served on the boards of the TMX Group and the Alberta Children’s Hospital Foundation. Ray holds a Bachelor of Commerce from the University of Saskatchewan and is a Chartered Professional Accountant.

Age: 61

Director since: 2013

Independent

TELUS Committees:	Attendance record – 100% Board – 6 of 6 Audit – 5 of 5 Human Resources and Compensation – 5 of 5

Current directorships

Baytex Energy Corp. (Chair) (public)

TORC Oil & Gas Ltd. (public)

Past directorships (2011 to 2016)

Alberta Children’s Hospital Foundation

(not-for-profit)

The TMX Group Inc. (public)

WestFire Energy Ltd. (public)

Results Energy Inc. (public)

• Audit

• Human Resources and Compensation

Areas of expertise:

• Senior executive/strategic leadership

• Finance and accounting

• Executive compensation/HR
• Risk management

Total compensation for 2016: $224,614

Securities held and total market value as at December 31, 2015 and 2016:
Year	Shares	DSUs	Total market value of securities		Meets share ownership target
2016	20,000	13,299	$1,423,532		Yes (2.2x)
2015	20,000	9,600	$1,132,496		Yes (1.8x)
Increase	–	3,699	$291,036
Voting results of 2016 annual meeting:
			Votes for	Votes withheld	Total votes cast
Number of votes			323,697,585	2,418,037	326,115,622
Percentage of votes			99.26%	0.74%	100%

Stockwell Day

Vancouver, British Columbia, Canada

Stockwell Day operates a consulting business called Stockwell Day Connex and is a senior strategic advisor to McMillan LLP. He served at the provincial and federal levels of government for over 25 years. From 2000 to 2011, Stockwell served as a Member of Parliament with the federal government, holding various positions including Leader of the Official Opposition, Minister of Public Safety, Minister of International Trade, Minister for the Asia-Pacific Gateway, senior Minister responsible for British Columbia and President of the Treasury Board. From 1986 to 2000, Stockwell served with the Alberta government in a variety of roles, including Minister of Labour, Minister of Social Services, Provincial Treasurer, and Minister of Finance. Stockwell attended the University of Victoria and has Honorary Doctorates from the University of St. Petersburg, Russia and Trinity Western University. He is a Distinguished Fellow of the Asia Pacific Foundation of Canada and a Certified Member of the Institute of Corporate Directors.

Age: 66

Director since: 2011

Independent

TELUS Committees:

• Pension (Chair)

• Human Resources and Compensation	Attendance record – 100% Board – 6 of 6 Human Resources and Compensation – 5 of 5 Pension – 4 of 4

Current directorships

WesternOne Inc. (public)

Baylin Technologies Inc. (public)

Centre for Israel and Jewish Affairs (not-for-profit)

International Fellowship of Christians and Jews (Chair) (not-for-profit)

Pacific Future Energy (private)

Canada China Business Council (not-for-profit)

RCI Capital Group (private)

AWZ Ventures (private)

Past directorships (2011 to 2016)

Concordia University College, Alberta (Board of Governors)

Sunlogics Plc (private)

HOMEQ Corporation (private)

Mainroad Construction (private)

Areas of expertise:

• Senior executive/strategic leadership

• Government/regulatory affairs

• Finance and accounting
• Executive compensation/HR

Total compensation for 2016: $248,001

Securities held and total market value as at December 31, 2015 and 2016:
Year	Shares	DSUs	Total market value of securities		Meets share ownership target
2016	5,422	23,853	$1,251,506		Yes (1.9x)
2015	4,291	19,464	$908,866		Yes (1.4x)
Increase	1,131	4,389	$342,640
Voting results of 2016 annual meeting:
			Votes for	Votes withheld	Total votes cast
Number of votes			323,007,520	3,114,988	326,122,508
Percentage of votes			99.04%	0.96%	100%

TELUS 2017 INFORMATION CIRCULAR • 9

Lisa de Wilde

Lisa de Wilde is Chief Executive Officer of the Ontario Educational Communications Authority (TVO), a position she has held since 2005. Prior to joining TVO, Lisa was President and CEO of Astral Television Networks. She currently serves on the Board of EnerCare Inc., and is a member of the advisory board of the University of Toronto’s Mowat Centre for Policy Innovation. She holds a Bachelor of Arts (Honours) and a Bachelor of Laws from McGill University. Lisa holds Honorary Doctorates of Laws from Brandon University and Ryerson University. In 2015, she became a Member of the Order of Canada. In 2009, Lisa was recognized with the Women’s Executive Network Canada’s Most Powerful Women Top 100 award and, in 2013, was awarded the Queen Elizabeth II Diamond Jubilee Medal for her support and dedication to scientific literacy.

Toronto, Ontario, Canada

Age: 60

Director since: 2015

Independent

TELUS Committees:

• Corporate Governance
• Pension
	Attendance record – 100% Board – 6 of 6 Audit – 3 of 3[1] Corporate Governance – 2 of 2[2] Pension – 2 of 2[2]

Current directorships

EnerCare Inc. (public)

Ontario Institute for Studies in Education (OISE)

Strategic Advisory Group

Mowat Centre for Policy Innovation (advisory)

Past directorships (2011 to 2016)

Toronto International Film Festival (Chair)

(not-for-profit)

ORION (Ontario Research and Innovation

Optical Network)

Government of Ontario, Task Force on

Competitiveness, Productivity and

Economic Progress

Areas of expertise:

• Senior executive/strategic leadership
• Technology and/or industry knowledge

• Retail/customer experience

• Government/regulatory affairs

Total compensation for 2016: $227,802

Securities held and total market value as at December 31, 2015 and 2016:
Year	Shares	DSUs	Total market value of securities		Meets share ownership target
2016	–	9,920	$424,080		No (she has until February 1, 2020 to reach the target)
2015	–	5,047	$193,098		No
Increase	–	4,873	$230,982
Voting results of 2016 annual meeting:
			Votes for	Votes withheld	Total votes cast
Number of votes			325,585,877	533,541	326,119,418
Percentage of votes			99.84%	0.16%	100%

1           Lisa was a member of the Audit Committee until May 5, 2016.

2           Lisa became a member of the Corporate Governance and Pension Committees on May 5, 2016.

Darren Entwistle

Vancouver, British Columbia, Canada

Darren Entwistle joined TELUS in 2000 and served as President and CEO for 15 years, becoming the longest-serving CEO among global incumbent telecom companies. In May 2014, Darren became the Executive Chair of the Company until August 2015 when he resumed the role as TELUS’ President and CEO. He also spent seven years on the senior leadership team at Cable & Wireless in the United Kingdom, culminating with his appointment as President for the United Kingdom and Ireland operations in 1999. Darren holds a Bachelor of Economics (Honours) from Concordia University in Montreal, an MBA (Finance) from McGill University and a Diploma in Network Engineering from the University of Toronto. He is also an Honorary Fellow of the Royal Conservatory, has Honorary Doctorates of Laws from McGill University, Concordia University, the University of Alberta and the University of Victoria, and has an Honorary Degree in Business Administration from the Northern Alberta Institute of Technology.

Age: 54

Director since: 2000

Not independent

TELUS Committees:

Not eligible[1]
Attendance record – 100% Board – 6 of 6

Current directorships

Business Council of Canada (not-for-profit)

Canadian Board Diversity Council (not-for-profit)

Gairdner Foundation (not-for-profit)

Past directorships (2011 to 2016)

George Weston Limited (public)

Areas of expertise:

• Senior executive/strategic leadership

• Technology and/or industry knowledge

• Governance
• Retail/customer experience

No compensation received for services as director

Please see pages 63, 74 and 75 for details on securities held and compensation received for 2016 as President and CEO.
Voting results of 2016 annual meeting:
	Votes for	Votes withheld	Total votes cast
Number of votes	324,526,915	1,610,612	326,137,527
Percentage of votes	99.51%	0.49%	100%

1    Darren is not a member of any Board committee, but regularly attends committee meetings.

10 • TELUS 2017 INFORMATION CIRCULAR

ABOUT OUR BOARD OF DIRECTORS

Mary Jo Haddad

Mary Jo Haddad is a corporate director and has executive experience in the healthcare industry in Canada and the U.S. She is the founder and president of MJH & Associates, which provides strategic leadership and healthcare advisory services. In 2013, she retired as President and CEO of The Hospital for Sick Children (SickKids) in Toronto, a position she had held since 2004. Prior to that, she held several leadership positions at SickKids, including Executive Vice-President and Chief Operating Officer, and Chief Nurse Executive. Mary Jo has a Bachelor of Science (Honours) from the University of Windsor, holds a Master of Health Science from the University of Toronto and Honorary Doctorates of Laws from the University of Windsor, Ryerson University and the University of Ontario Institute of Technology. In 2011, Mary Jo was named one of Canada’s inaugural Top 25 Women of Influence in Health Sciences and was inducted into Canada’s Most Powerful Women Top 100 Hall of Fame by the Women’s Executive Network. In 2012, she received the Queen Elizabeth II Diamond Jubilee Medal. She is a Member of the Order of Canada and a recipient of the Ontario Premier’s Award for Outstanding Achievement.

Oakville, Ontario, Canada

Age: 61

Director since: 2014

Independent

TELUS Committees:
• Corporate Governance
• Human Resources and Compensation
Areas of expertise:
• Senior executive/strategic leadership
• Technology and/or industry knowledge		Attendance record – 100% Board – 6 of 6 Audit – 3 of 3[1] Corporate Governance – 4 of 4 Human Resources and Compensation – 3 of 3[2]

Current directorships

The Toronto-Dominion Bank (public)

Kids Health Link Foundation (not-for-profit)

Advisory Board of Children First Canada

(not-for-profit)

Past directorships (2011 to 2016)

The Hospital for Sick Children (not-for-profit)

The Hospital for Sick Children Foundation

(not-for-profit)

MaRS Innovation (Chair) (not-for-profit)

eCHN (Chair) (not-for-profit)

• Executive compensation/HR
• Governance

Total compensation for 2016: $226,807

Securities held and total market value as at December 31, 2015 and 2016:
Year	Shares	DSUs	Total market value of securities		Meets share ownership target
2016	–	15,470	$661,343		Yes (1x)
2015	–	9,574	$366,301		No
Increase	–	5,896	$295,042
Voting results of 2016 annual meeting:
			Votes for	Votes withheld	Total votes cast
Number of votes			325,532,331	590,189	326,122,520
Percentage of votes			99.82%	0.18%	100%

1    Mary Jo was a member of the Audit Committee until May 5, 2016.

2    Mary Jo became a member of the Human Resources and Compensation Committee on May 5, 2016.

TELUS 2017 INFORMATION CIRCULAR • 11

Kathy Kinloch

Vancouver, British Columbia, Canada

Kathy Kinloch has served as the President of the British Columbia Institute of Technology (BCIT) since January 2014. From 2010 to 2013, she was President of Vancouver Community College, and from 2007 to 2010, she served as the Dean of Health Sciences at BCIT. Kathy was a Senior Advisor to the Ministry of Health for the B.C. government from 2006 to 2007, the Chief Operating Officer of the Fraser Health Authority from 2002 to 2006, and a Vice-President at Surrey Memorial Hospital from 1981 to 2002. Kathy holds a Bachelor of Science in Nursing from the University of Alberta and a Master of Arts in Leadership from Royal Roads University. In 2016, Kathy was named a Woman of Distinction by YWCA Metro Vancouver. She was recognized by BC Business magazine as one of the 50 most influential women in British Columbia in 2015 and 2017; by Vancouver Magazine on its Top 50 Power list in 2015 and 2016; and by the Women’s Executive Network (WXN) as one of Canada’s most powerful women in the top 100 of Public Sector Leaders in 2015 and 2016. In 2017, she was one of six winners of the Most Influential Women in Business award granted by Business in Vancouver magazine.

Age: 65

New nominee

Independent

Areas of expertise:

• Senior executive/strategic leadership
• Technology and/or industry knowledge
• Governance	Attendance record N/A

Current directorships

Surrey Hospital and Outpatient Centre Foundation (not-for-profit)

Business Council of British Columbia (not-for-profit)

TTA Technology Training Associates Ltd.

(Chair, BCIT subsidiary)

BCIT Board of Governors (non-voting member)

Polytechnics Canada (not-for-profit)

Trades Training British Columbia

(Chair, not-for-profit)

Past directorships (2011 to 2016)

Coast Mental Health Society

Immigrant Employment Council of British Columbia

• Government/regulatory affairs
Total compensation for 2016: N/A

Securities held and total market value as at December 31, 2015 and 2016:
Year	Shares	DSUs	Total market value of securities	Meets share ownership target
2016	N/A	N/A	N/A	N/A
Voting results of 2016 annual meeting:
N/A

John S. Lacey

John Lacey is a corporate director. He was previously the Chairman of the board of directors of Alderwoods Group, Inc., an organization operating funeral homes and cemeteries in North America, until November 2006. John is a seasoned executive with a record of bringing about operational improvements and profitable change in the organizations he has led. John has completed the Program for Management Development at Harvard Business School.

Thornhill, Ontario, Canada

Age: 73

Director since: 2000

Independent
TELUS Committees:	Attendance record – 100% Board – 6 of 6 Human Resources and Compensation – 5 of 5[1] Corporate Governance – 2 of 2[2]

Current directorships

Brookfield Business Partners (formerly

Brookfield Private Equity Fund) (public)

Loblaw Companies Limited (public)

Doncaster Consolidated Ltd. (Chair, private)

Past directorships (2011 to 2016)

Ainsworth Lumber Co. Ltd. (public)

George Weston Limited (public)

• Human Resources and Compensation (Chair)

Areas of expertise:
• Senior executive/strategic leadership
• Retail/customer experience
• Executive compensation/HR
• Governance
Total compensation for 2016: $253,372

Securities held and total market value as at December 31, 2015 and 2016:
Year	Shares	DSUs	Total market value of securities		Meets share ownership target
2016	37,180	113,719	$6,450,932		Yes (9.8x)
2015	36,641	104,144	$5,386,434		Yes (8.4x)
Increase	539	9,575	$1,064,498
Voting results of 2016 annual meeting:
			Votes for	Votes withheld	Total votes cast
Number of votes			306,148,889	19,978,492	326,127,381
Percentage of votes			93.87%	6.13%	100%

1           John became chair of the Human Resources and Compensation Committee on May 5, 2016.

2           John was a member of the Corporate Governance Committee until May 5, 2016.

12 • TELUS 2017 INFORMATION CIRCULAR

ABOUT OUR BOARD OF DIRECTORS

William (Bill) A. MacKinnon

Toronto, Ontario, Canada

Bill MacKinnon is a corporate director. He served as Chief Executive Officer of KPMG Canada for more than nine years before retiring in December 2008. He also served in numerous roles at KPMG for 37 years, including as client relationship partner for several major Toronto Stock Exchange listed issuers. Bill obtained a Bachelor of Commerce with Honours from the University of Manitoba in 1967. He is a Chartered Professional Accountant and obtained his FCA designation from the Chartered Professional Accountants of Ontario in 1994.

Age: 70

Director since: 2009

Independent
Audit Committee Financial Expert	Attendance record – 100% Board – 6 of 6 Audit – 5 of 5

Current directorships

Pioneer Petroleum Limited (private)

Novadaq Technologies Inc. (public)

Public Sector Pension Investment Board (Crown corporation)

Roy Thomson Hall (not-for-profit)

Toronto Community Foundation (not-for-profit)

Past directorships (2011 to 2016)

Osisko Mining Corporation (public)

St. Stephen Community House (not-for-profit)

Toronto East General Hospital Foundation (not-for-profit)

Toronto East General Hospital (Chair) (not-for-profit)

Toronto Board of Trade (Chair) (not-for-profit)

Canadian Institute of Chartered Accountants

(Chair) (not-for-profit)

Catalyst Canada Inc. (Board of Advisors)

TELUS Committees:

• Audit (Chair)

Areas of expertise:

• Senior executive/strategic leadership

• Risk management

• Finance and accounting
• Governance

Total compensation for 2016: $254,313

Securities held and total market value as at December 31, 2015 and 2016:

Year	Shares	DSUs	Total market value of securities		Meets share ownership target
2016	20,000	50,422	$3,010,541		Yes (4.6x)
2015	20,000	44,663	$2,474,006		Yes (3.8x)
Increase	–	5,759	$536,535
Voting results of 2016 annual meeting:
			Votes for	Votes withheld	Total votes cast
Number of votes			325,683,887	444,503	326,128,390
Percentage of votes			99.86%	0.14%	100%

John Manley

Ottawa, Ontario, Canada

John Manley is President and Chief Executive Officer of the Business Council of Canada (formerly the Canadian Council of Chief Executives), a position he has held since 2010. From 2004 to 2009, he served as counsel to McCarthy Tétrault LLP, a national law firm. Prior to that, John had a 16-year career in politics, serving as Deputy Prime Minister of Canada and Minister in the portfolios of Industry, Foreign Affairs and Finance. John obtained a Bachelor of Arts from Carleton University and a Juris Doctorate from the University of Ottawa. He is certified as a Chartered Director by McMaster University and holds Honorary Doctorates from the University of Ottawa, Carleton University, the University of Toronto, Western University, the University of Windsor and York University. He is an Officer of the Order of Canada.

Age: 67

Director since: 2012

Independent

TELUS Committees:	Attendance record – 100% Board – 6 of 6 Corporate Governance – 4 of 4 Pension – 4 of 4

Current directorships

CIBC (Chair) (public)

CAE Inc. (public)

MaRS Discovery District (not-for-profit)

Past directorships (2011 to 2016)

Canadian Pacific Railway Limited (public)

CARE Canada (not-for-profit)

Conference Board of Canada (not-for-profit)

Institute for Research and Public Policy

(not-for-profit)

National Arts Centre Foundation (not-for-profit)

• Corporate Governance (Chair)
• Pension
Areas of expertise:

• Senior executive/strategic leadership
• Government/regulatory affairs
• Governance
• Risk management

Total compensation for 2016: $242,079

Securities held and total market value as at December 31, 2015 and 2016:

Year	Shares	DSUs	Total market value of securities		Meets share ownership target
2016	1,300	28,341	$1,267,153		Yes (1.9x)
2015	1,300	21,536	$873,705		Yes (1.4x)
Increase	–	6,805	$393,448
Voting results of 2016 annual meeting:
			Votes for	Votes withheld	Total votes cast
Number of votes			324,529,750	1,601,191	326,130,941
Percentage of votes			99.51%	0.49%	100%

TELUS 2017 INFORMATION CIRCULAR • 13

Sarabjit (Sabi) S. Marwah

Toronto, Ontario, Canada

Sabi Marwah retired as the Vice Chairman and Chief Operating Officer of the Bank of Nova Scotia (Scotiabank) in 2014, a position he had held since 2008. As Vice Chairman, Sabi was responsible for many of Scotiabank’s corporate financial and administrative functions and was actively involved in developing the bank’s strategic plans and priorities, including acquisitions both in Canada and internationally. His career with Scotiabank spanned 35 years, during which he held several senior positions including Senior Vice-President and Comptroller, and Executive Vice-President. He was appointed Chief Financial Officer (CFO) in 1998 and Senior Executive Vice-President and CFO in 2002. Sabi holds a Bachelor of Arts (Economics – Honours) from the University of Calcutta, a Master of Economics from the University of Delhi and an MBA (Finance) from the University of California, Los Angeles (UCLA). In 2012, he received an Honorary Doctorate of Laws from Ryerson University. In 2002, Sabi was awarded the Queen’s Golden Jubilee Medal for his contributions to Canada. In November 2016, Sabi was appointed as a Senator to the Senate of Canada.

Age: 65

Director since: 2015

Independent

TELUS Committees:
• Audit • Corporate Governance

Areas of expertise: • Senior executive/strategic Leadership • Finance and accounting • Retail/customer experience • Risk management
		Attendance record – 92% Board – 5 of 6 Audit – 5 of 5 Corporate Governance – 2 of 2[1]

Current directorships

George Weston Limited (public)

Cineplex Inc. (public)

The Hospital for Sick Children,

Board of Trustees (not-for-profit)

Toronto International Film Festival (not-for-profit)

Past directorships (2011 to 2016)

Ryerson Futures Inc. (not-for-profit)

Scale Up Ventures (not-for-profit)

Total compensation for 2016: $226,863

Securities held and total market value as at December 31, 2015 and 2016:

Year	Shares	DSUs	Total market value of securities		Meets share ownership target
2016	6,199	8,074	$610,171		No (he has until May 7, 2020 to reach the target)
2015	5,000	4,603	$367,411		No
Increase	1,199	3,471	$242,760
Voting results of 2016 annual meeting:
			Votes for	Votes withheld	Total votes cast
Number of votes			325,494,189	611,232	326,105,421
Percentage of votes			99.81%	0.19%	100%

1           Sabi joined the Corporate Governance Committee on May 5, 2016.

14 • TELUS 2017 INFORMATION CIRCULAR

ABOUT OUR BOARD OF DIRECTORS

Claude Mongeau

Montreal, Quebec, Canada

Claude Mongeau served as President and Chief Executive Officer of Canadian National Railway Company (CN) from 2010 to 2016. During his 22-year career at CN, he also served as Executive Vice-President and Chief Financial Officer from 2000 to 2009, Senior Vice-President and Chief Financial Officer from 1999 to 2000, Vice-President, Strategic and Financial Planning from 1995 to 1999, and Assistant Vice-President, Corporate Development from 1994 to 1995. Claude holds a Bachelor in Psychology from the University of Quebec and an MBA from McGill University.

Age: 55

New nominee

Independent

Areas of expertise:	Attendance record N/A

Current directorships

Cenovus Energy (public)

The Toronto-Dominion Bank (public)

Past directorships (2011 to 2016)

Canadian National Railway
Company (public)

SNC-Lavalin Group Inc. (public)
Business Council of Canada (not-for-profit)

Advisory Committee on Cyber Security
of Canada (CEO)

The Railway Industry Association of Canada
(Chair) (not-for-profit)

• Senior executive/strategic leadership

• Finance and accounting

• Governance

• Government/regulatory affairs

Total compensation for 2016:
N/A

Securities held and total market value as at December 31, 2015 and 2016:

Year	Shares	DSUs	Total market value of securities	Meets share ownership target
2016	46,200	N/A	$1,975,050	Yes (3.0x)
Voting results of 2016 annual meeting:
N/A

David L. Mowat

Edmonton, Alberta, Canada

David Mowat is President and CEO of ATB Financial, a position he has held since June 2007 Prior to that, he was the CEO of Vancouver City Savings Credit Union from 2000 until 2007. In 2015, he was named Chair of the Alberta Royalty Review panel. David holds a Bachelor of Commerce from the University of British Columbia. In 2015, he received an Honorary Bachelor of Business Administration from the Southern Alberta Institute of Technology. In 2014, David was selected by Alberta Venture Magazine as Alberta’s Business Person of the Year.

Age: 61

Director since: 2016

Independent

TELUS Committees:
• Audit
	Attendance record Board – 3 of 3[1] Audit – 2 of 2[1]

Current directorships

AltaCorp Capital Inc. (ATB subsidiary)

Alberta Blue Cross (not-for-profit)

National Music Centre (not-for-profit)

Citadel Theatre (Vice-Chair) (not-for-profit)

Edmonton Cultural Trust Foundation (Chair) (not-for-profit)

Past directorships (2011 to 2016)

Lieutenant Governor Alberta Arts Awards

Foundation (not-for-profit)

STARS Air Ambulance Society (Chair)

(not-for-profit)

Areas of expertise:
• Senior executive/strategic Leadership
• Finance and accounting
• Retail/customer experience
• Risk management

Total compensation for 2016: $192,857

Securities held and total market value as at December 31, 2015 and 2016:

Year	Shares	DSUs	Total market value of securities		Meets share ownership target
2016	2,500	4,694	$307,544		No (he has until May 5, 2021 to reach the target)
2015	N/A	N/A	N/A		N/A
Increase	2,500	4,694	$307,544
Voting results of 2016 annual meeting:
			Votes for	Votes withheld	Total votes cast
Number of votes			325,534,384	591,217	326,125,601
Percentage of votes			99.82%	0.18%	100%

1           David joined the Board and the Audit Committee on May 5, 2016.

TELUS 2017 INFORMATION CIRCULAR • 15

Information about our directors not standing for re-election

As noted on page 6, Micheline Bouchard will be retiring from the Board in May 2017. As of December 31, 2016, Micheline had an attendance record of 100 per cent. Micheline is a member of our Human Resources and Compensation and Pension Committees. We thank Micheline for her many contributions to TELUS.

Additional disclosure related to directors

Cease trade orders, bankruptcies, penalties or sanctions

Except as noted, within the 10 years ended March 15, 2017, TELUS is not aware of any proposed director of TELUS who had been a director or executive officer of any issuer which, while that person was acting in that capacity or within a year of ceasing to act in that capacity, became bankrupt or made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

•   John Manley and Claude Mongeau were directors of Nortel Networks Corporation and Nortel Networks Limited (together, the Nortel Companies) when the Nortel Companies and certain other Canadian subsidiaries initiated creditor protection proceedings under the CCAA in Canada on January 14, 2009. Certain U.S. subsidiaries filed voluntary petitions in the United States under Chapter 11 of the U.S. Bankruptcy Code, and certain European, Middle Eastern and African subsidiaries made consequential filings in Europe and the Middle East. These proceedings are ongoing. John and Claude resigned as directors of the Nortel Companies on August 10, 2009.

Within the 10 years ended March 15, 2017, TELUS is not aware of any proposed director of TELUS who had been a director, chief executive officer or chief financial officer of any issuer which was subject to an order that was issued while the director was acting in such capacity, or that was issued after the director ceased to be acting in such capacity and which resulted from an event that occurred while the director was acting in such capacity.

Director compensation

Principles

Our Corporate Governance Committee is responsible for reviewing directors’ compensation and recommending changes to the Board. In determining the appropriate level and mix in directors’ compensation, the Committee is guided by the following compensation principles:

•   We target cash compensation for directors at the 50th percentile and total compensation at the 65th percentile of the selected comparator group

•   A flat fee structure aligns with the changing role of directors and the continuous nature of their contributions

•   Equity is an important element of compensation to emphasize alignment with the interests of Shareholders

•   Equity pay is determined by reference to a specified value rather than a specified number of DSUs to better reflect market value at the time of grant

•   The level of compensation must be sufficient to attract and retain highly qualified directors with a sufficient range of skills, expertise and experience

•   Compensation should be reviewed each year to ensure that it remains appropriate and aligned with the market.

16  • TELUS 2017 INFORMATION CIRCULAR

ABOUT OUR BOARD OF DIRECTORS

Benchmarking

In conducting the annual benchmarking of compensation, the Corporate Governance Committee relates the mix and level of compensation for directors to the mix and level for directors of a comparator group consisting of Canadian public companies in similar industries, as well as other Canadian public companies of comparable complexity, governance and size in different industries. In selecting the comparator group, the Committee also takes into account the composition of the comparator group selected for benchmarking executive compensation. The Committee engages an external consultant to assist in the selection of an appropriate comparator group and to collect the market data. Meridian Compensation Partners LLC (Meridian) was the consultant engaged to benchmark 2016 compensation. See page 44 for more information about Meridian and the services it provides. After reviewing market data and applying the compensation principles adopted by the Company, the Committee makes its recommendations to the Board for director compensation for the following year.

The comparator group selected to benchmark 2016 director compensation is listed in the table below. It is the same group as the one used in 2015 except for the following changes: the Committee removed Talisman Energy due to its acquisition by Repsol and added Cenovus Energy. The comparator group was selected by screening for companies with revenue and market capitalization in an approximate range of one-third to three times TELUS’ trailing 12-month revenue and market capitalization. The 2016 comparator group is also identical to the comparator group used to benchmark 2016 executive compensation, except for the addition of two financial institutions as TELUS regularly competes with them to attract candidates for the Board.

Comparator group for benchmarking 2016 director compensation
Agrium Inc. (fertilizers and agricultural chemicals)	Loblaw Companies Limited (food retail)
BCE Inc. (telecommunications services and media)	Potash Corp. of Saskatchewan (fertilizers and agricultural chemicals)
CIBC (diversified banking)	Quebecor Inc. (telecommunications services and media)
Canadian National Railway Company (railroads)	Rogers Communications Inc. (telecommunications services and media)
Canadian Tire Corporation (general merchandise)	Shaw Communications Inc. (telecommunications services)
Cenovus Energy Inc. (oil and gas exploration and production)	Suncor Energy Inc. (integrated oil and gas)
CGI Group Inc. (IT consulting and systems integration)	Teck Resources Ltd. (diversified metals and mining)
Enbridge Inc. (oil and gas storage and transportation)	Thomson Reuters Corp. (publishing)
Encana Corporation (oil and gas exploration and production)	Toronto-Dominion Bank (diversified banking)
Finning International Inc. (trading companies and distributors)	TransCanada Corporation (oil and gas storage and transportation)

Components of compensation

In 2014, the Board approved a tiered flat fee structure for our non-management directors that remained competitive with the market at the 65th percentile. The Board believes that a flat fee structure is better aligned with the changing role of directors and is more reflective of the continuous nature of their contributions throughout the year (rather than a fee structure based on attendance at meetings). Directors often provide advice outside of meetings, continuously keep abreast of developments affecting the Company and identify opportunities for the Company. As well, they must be attentive to the best interests of the Company at all times. This tiered flat fee structure takes into account the different responsibilities of the chairs of each committee and the Board Chair, while eliminating all board and committee member fees except where attendance is required at more than a specified number of meetings.

If the directors are required to attend (i) more than 10 Board meetings in a calendar year, (ii) more than 10 Audit Committee meetings in a calendar year, or (iii) for committees other than the Audit Committee, more than nine committee meetings in a calendar year, then such non-management directors will be paid an additional fee of $1,500 cash for each such additional Board or committee meeting attended. Additional meeting fees will also be paid for service on a special committee.

Directors may elect to receive the cash portion of their annual retainers and additional meeting fees, if any, in any combination of cash, DSUs and Shares, subject to a requirement that 50 per cent of the cash portion of their annual retainer must be paid in DSUs or directed to the purchase of Shares until they meet the minimum share ownership target noted below. Each non-management director is also entitled to reimbursement for certain telecommunications services and products, subject to a specified cap, and to receive $1,500 for return travel in excess of six hours to attend Board meetings.

TELUS 2017 INFORMATION CIRCULAR • 17

The components of the tiered flat fee annual retainer structure (to be paid 40 per cent in cash and 60 per cent in DSUs) are shown in the following table.

Effective May 5, 2016, the Corporate Governance Committee recommended, and the Board approved, certain incremental changes to the compensation program for our non-management directors and the Chair, to bring directors’ compensation closer to the 65th percentile of the selected comparator group. The table below summarizes the changes made to our director compensation program.

			Compensation ($)

Tier	Cash (40%)		DSUs (60%)		Annual retainer

	Prior to	Effective	Prior to	Effective	Prior to	Effective
	May 5,	May 5,	May 5,	May 5,	May 5,	May 5,
	2016	2016	2016	2016	2016	2016

Non-management directors, including committee service	86,000	90,000	129,000	130,000	215,000	220,000
Chair of Pension Committee or Corporate Governance Committee	92,000	95,000	138,000	140,000	230,000	235,000
Chair of Audit Committee or Human Resources and Compensation Committee	98,000	100,000	147,000	150,000	245,000	250,000
Chair of the Board	196,000	200,000	294,000	300,000	490,000	500,000

2016 actual compensation

The total compensation paid to non-management directors for the year ended December 31, 2016 is shown in the table below.

	Fees earned ($)		Share-based
	Annual		awards	All other
	retainer		(DSUs)	compensation[3]	Total
Directors[1]	(cash)	Travel fee[2]	($)	($)	($)

Dick Auchinleck	198,626	1,500	300,000	7,700	507,826
Micheline Bouchard	88,626	4,500	130,000	6,611	229,737
John Butler[4]	33,654	–	–	3,634	37,288
Ray Chan	88,626	1,500	130,000	4,488	224,614
Stockwell Day	93,970	1,500	140,000	12,531	248,001
Lisa de Wilde	88,626	4,500	130,000	4,676	227,802
Rusty Goepel[5]	29,533	–	–	5,101	34,634
Mary Jo Haddad	88,626	4,500	130,000	3,681	226,807
John Lacey[6]	95,192	4,500	150,000	3,680	253,372
Bill MacKinnon	99,313	4,500	150,000	500	254,313
John Manley	93,970	4,500	140,000	3,609	242,079
Sabi Marwah	88,626	3,000	130,000	5,237	226,863
David Mowat[7]	59,093	1,500	130,000	2,264	192,857
Don Woodley[8]	29,533	3,000	–	4,117	36,650

1           Darren Entwistle does not receive compensation for services as a director. Compensation disclosure for Darren is on page 75.

2           Directors are paid an additional $1,500 per meeting for travel in excess of six hours (return) from their principal residence to attend a Board meeting. This is paid in either cash or DSUs, depending on the director’s election.

3           Includes charitable donations of up to $500 per year made in the director’s name, telecom concessions such as phone and Internet services, equipment such as smartphones and tablets, and reimbursement for continuing education. These amounts are paid in cash.

4           John retired from the Board on May 5, 2016.

5           Rusty retired from the Board on May 5, 2016.

6           John became Chair of the Human Resources and Compensation Committee on May 5, 2016.

7           David joined the Board on May 5, 2016.

8           Don retired from the Board on May 5, 2016.

18 • TELUS 2017 INFORMATION CIRCULAR

ABOUT OUR BOARD OF DIRECTORS

Director equity ownership target and ownership

All non-management directors are required to reach an equity ownership target equal to three times the annual retainer ($660,000) within five years of their appointment date. When Dick Auchinleck became Chair of the Board, his ownership target was increased to five times his annual retainer ($2,500,000). DSUs are included in calculating whether a director has met the equity ownership target. The equity ownership target for the CEO is equal to seven times his base salary.

All of the current non-management directors have exceeded the ownership target, other than Lisa de Wilde, Sabi Marwah and David Mowat, who have until February 1, 2020, May 7, 2020 and May 5, 2021, respectively, to meet the target. The actual number of Shares and DSUs owned or controlled by each non-management director as at December 31, 2015 and December 31, 2016, as well as their total market value, can be found in Director biographies on pages 8 to 15. Information for Darren is on page 74.

Director share-based awards

Below is a summary of all share-based awards outstanding as at December 31, 2016 for each current non-management director. TELUS does not grant options to non-management directors. All share-based awards granted to current non-management directors were vested as at December 31, 2016. Information regarding share-based awards for Darren is on page 77.

	Share-based awards[1]
Name	Number of DSUs that have vested[2]	Market or payout value of vested share-based awards not paid out or distributed ($)[3]	Value granted in-year ($)[3]
Dick Auchinleck	158,325	6,768,394	773,861
Micheline Bouchard	84,823	3,626,183	288,092
Ray Chan	13,299	568,532	158,132
Stockwell Day	23,853	1,019,716	187,630
Lisa de Wilde	9,920	424,080	208,321
Mary Jo Haddad	15,470	661,343	252,054
John Lacey	113,719	4,861,487	409,331
Bill MacKinnon	50,422	2,155,541	246,197
John Manley	28,341	1,211,578	290,914
Sabi Marwah	8,074	345,164	148,385
David Mowat	4,694	200,669	200,669

1           Share-based awards are DSUs as at December 31, 2016.

2           DSUs are valued and paid out within a certain period of time after the director ceases to be a director, as elected by him or her, in accordance with the terms of the Directors Deferred Share Unit Plan. See page 90. Includes additional DSUs equivalent in value to the dividends paid on Shares, which were credited in-year.

3           Based on the closing price of Shares ($42.75) on December 31, 2016. Includes additional DSUs equivalent in value to the dividends paid on Shares, which were credited in-year.

TELUS 2017 INFORMATION CIRCULAR • 19

Corporate governance in 2016

At TELUS, our commitment to high standards in corporate governance means that we are constantly evolving our practices and pursuing greater transparency and integrity in everything we do. In 2016, we continued to evolve our practices in our pursuit of excellence and increased investor confidence. Some of these initiatives are highlighted below.

CEO succession planning

As a priority for 2016, the Board invested significant time in conducting a comprehensive review of President and Chief Executive Officer (CEO) succession planning, which included a review of the process itself, as well as a review of the leadership skills and experience being sought and developed in candidates for the role of CEO. In particular, the Board examined the manner in which competencies and skills should be evaluated on an ongoing basis and approved checkpoints against which to measure candidate progress. The Board also discussed in great detail the strengths and development opportunities of the current candidates for the role of CEO, as well as the strengths and development opportunities of the next generation of candidates. For more information on succession planning, see page 45.

Board and committee succession planning

In 2016, the Corporate Governance Committee continued its efforts to recruit additional directors as part of its succession planning for the Board, resulting in the recruitment of a new director in 2016 and two new nominees for election as directors at the Meeting.

Our newest Board member, David Mowat, President and CEO of ATB Financial, was elected by our Shareholders at our 2016 annual meeting. David has significant strategic expertise and operational experience in finance and accounting, as well as retail experience. His expertise and experience are aligned with our need for those skills, and, in addition, his roots in Alberta are aligned with our goal to find more representation in that province.

Claude Mongeau, retired President and Chief Executive Officer of Canadian National Railway Company, is a new nominee from Quebec for election at this Meeting. Claude brings significant strategic expertise and operational experience in key markets, as well as expertise in finance and government and regulatory affairs.

Kathy Kinloch, President of the B.C. Institute of Technology, is a new nominee for election at this Meeting. Kathy has considerable expertise and experience in the healthcare sector, an industry in which the Company has significant investments and plans for future development. Kathy also has very strong connections to the community in British Columbia, which is aligned with our community interests and goals in that province.

The nomination of these three individuals over the past year aligns with the prioritized skills and attributes that the Corporate Governance Committee identified early in 2016, which include technology and/or industry knowledge, retail experience, geographic representation in Western Canada and Quebec, and gender diversity. The Corporate Governance Committee continues to review and assess the skills gaps and priorities of the Board when it assesses its list of director candidates.

The Corporate Governance Committee also implemented its committee chair succession process in 2016. This resulted in Mary Jo Haddad joining the Human Resources and Compensation Committee in May 2016 with a view to becoming Chair of that Committee in May 2017. With Mary Jo’s membership on the Committee, and John Lacey’s continued service as Chair, the Board ensured a smooth transition in accordance with the principles guiding the committee succession planning process, namely continuity and consistency. John will remain on the Human Resources and Compensation Committee after Mary Jo’s appointment and will continue to assist in the transition process.

Board diversity

TELUS continues to demonstrate an ongoing commitment to diversity and the recruitment of outstanding Board candidates with the nominations of Claude Mongeau and Kathy Kinloch at this Meeting.

The Board first adopted a diversity policy and targets for the Board in 2013. The Board furthered its thought leadership on diversity in 2015 by having the principles of the Board diversity policy cascaded to the committee composition succession process, such that diversity considerations are taken into account when determining the optimum composition and mix of skills for each committee. For more disclosure on our Board diversity policy and the representation of women on the Board and in executive officer positions, see page 30.

20 • TELUS 2017 INFORMATION CIRCULAR

CORPORATE GOVERNANCE

In February 2016, the Board reframed its diversity objectives and expressed them in terms of a minimum percentage of both men and women, reflecting the principle that a board that consists entirely of women is no more diverse than a board that consists entirely of men. The Board also accelerated the target date for achieving a minimum of each gender representing 30 per cent of the independent directors from 2019 to 2018. TELUS’ diversity objective now states that diverse members will represent not less than 30 per cent of the Board’s independent members by May 2017, with a minimum of each gender representing 25 per cent of such members by May 2017, increasing to not less than 30 per cent of such members by 2018. Currently, diverse nominees (five nominees) represent 42 per cent and female nominees (three nominees) represent 25 per cent of the independent directors proposed for election at the Meeting.

Interlock policy

The Board has an interlock policy in place which states that no more than two of our directors should serve on the same public company board or committee, unless otherwise agreed by the Board. In February 2016, the Board approved an amendment to this policy to clarify those factors the Corporate Governance Committee should consider in making a recommendation to permit additional interlocks. In considering whether or not to permit more than two directors to serve on the same board or committee, the Corporate Governance Committee will take into account all relevant considerations including, in particular, the total number of Board interlocks at that time and the strategic requirements of TELUS.

Board evaluation

In 2015, the Corporate Governance Committee engaged an external governance consultant, Elizabeth Watson of Watson Inc., to assist with a comprehensive review of the Board, committee and director evaluation and to obtain feedback on its processes from an outside perspective. She reviewed Board, committee and director evaluation surveys from prior years, as well as the process used for the surveys, and considered the evaluation approach, objectives, key topics, Board involvement, presentation of the results and action plan. Following receipt and discussion of her report, the Board implemented changes to the evaluation process. A multi-year plan was adopted that alternates the focus of questionnaires and interviews over a two-year period. New questionnaires were approved to collect more qualitative feedback on Board and director performance, while retaining some quantitative elements. A new approach was also adopted to provide a structured analysis and debriefing to the Board on the results of the evaluations and interviews to obtain feedback and develop an action plan. In 2015, the Board focused its review on its performance and effectiveness and on peer evaluations, and in 2016 the Board evaluated the performance of the committees, the committee chairs and the Chair of the Board, and also conducted peer evaluations. In 2017, the Board will go back to review its performance and effectiveness as well as conduct peer evaluations. This multi-year approach allows for deeper discussion on the findings and the action plan. The Corporate Governance Committee monitors progress on the action plan in collaboration with the Chair and the CEO.

For more information on the process, see page 29.

Recognition for corporate governance

Our efforts to provide transparent disclosure and reporting continue to be externally recognized. In 2016, we were pleased to receive top honours from the Chartered Professional Accountants of Canada with the Overall Award of Excellence in Corporate Reporting, an award we have won for seven of the past 10 years. We also received the Awards of Excellence in Corporate Governance Disclosure and in Corporate Reporting in the Communications and Media sector at the 2016 Corporate Reporting Awards. This is the 22nd year that TELUS has been recognized.

TELUS 2017 INFORMATION CIRCULAR • 21

Statement of TELUS’ corporate governance practices

We are committed to effective and sound practices in corporate governance and regularly assess emerging best practices. We are also committed to transparent disclosure of our corporate governance practices and to providing voluntary disclosure that goes beyond what is required.

TELUS complies with all applicable Canadian and U.S. corporate governance rules, regulations and policies.

Although not required to do so, TELUS has voluntarily adopted the expanded definition of independence in Section 303A of the New York Stock Exchange Governance Standards (the NYSE governance rules). We are also in substantial compliance with most of the provisions of the NYSE governance rules that are not mandatory for foreign private issuers, including the NYSE requirements regarding the independence of compensation committee members, except as indicated below.

•          With respect to Shareholders’ approval of equity-based compensation arrangements, TELUS follows the Toronto Stock Exchange (TSX) rules, which require Shareholders’ approval of equity-based compensation arrangements and material amendments only if they involve newly issued securities. This is in contrast to the NYSE governance rules, which generally require Shareholders’ approval of all equity-based compensation arrangements regardless of whether they involve newly issued securities or securities purchased in the open market.

•          TELUS follows many (but not all) of the incremental disclosure provisions under the NYSE governance rules.

Disclosure of TELUS’ practices against the Governance Disclosure Rule (NI 58-101 – Disclosure of Corporate Governance Practices)

Board of Directors

Oversight and mandate

The Board is responsible for the stewardship of the Company and overseeing the management of the Company’s business and affairs.

The Board has adopted the TELUS Board Policy Manual to assist Board members in fulfilling their obligations, both individually and collectively, and to set out the expectations for the Board, Board committees, individual directors, the Chair, the committee chairs and the CEO. The terms of reference for the Board of Directors are contained in the manual and attached as Appendix A to this information circular. A copy of the TELUS Board Policy Manual is available at telus.com/governance.

One of the Board’s key mandates is to oversee the Company’s objectives and goals. The corporate priorities and the strategic plan to achieve those priorities are approved by the Board each December. Critical to this process is the Board’s annual strategic advance meeting, held over three days at the beginning of August, at which the Board and management hold comprehensive discussions on the strategic plan, as well as progress toward our operational and financial targets and our corporate priorities. The August meeting, as well as the regular dinners prior to each Board meeting, provide opportunities for our directors to meet with members of the senior leadership team below the executive level to enhance their understanding of our business, including executive succession planning.

Another key mandate of the Board is to oversee the timely identification of material risks to the Company’s business and the implementation of appropriate systems and processes to identify, monitor and manage material risks. For a detailed explanation of the material risks applicable to TELUS and its affiliates, see Section 10 of Management’s discussion and analysis in the TELUS 2016 annual report. To meet its obligations in this regard, the Board annually reviews and assesses the quality and adequacy of risk-related information provided to the Board by management and annually reviews the allocation of risk oversight among the Board and each of its committees to ensure that the risk oversight function is coordinated.

22 • TELUS 2017 INFORMATION CIRCULAR

CORPORATE GOVERNANCE

The Board, through its committees, also receives quarterly updates on business risks and key risk mitigation activities. In addition, the Audit Committee reviews the key risk profile each quarter and approves the internal audit plan on an annual basis. Finally, the directors participate in the identification of our key enterprise risks. Through an internal risk and control assessment survey, each director identifies key enterprise risks and provides his or her perception of TELUS’ risk tolerance in key risk areas. Management incorporates the Board’s input into its annual enterprise risk and control assessment, which is then used to identify and prioritize key enterprise risks and develop risk mitigation plans annually.

To further delineate the Board’s responsibilities, the Board has adopted a delegation policy under which it delegates certain decisions to management. This policy provides guidance to the Board and management on matters requiring Board approval, including major capital expenditures, acquisitions, investments and divestitures.

Committees

To help the Board fulfill its duties and responsibilities, the Board delegates certain powers, duties and responsibilities to committees to ensure full review of certain matters. The committees of the Board include the Audit, Corporate Governance, Pension, and Human Resources and Compensation Committees.

Each committee has terms of reference that set out its mandates, duties and scope of authority, and reports to the Board on its activities on a regular basis. In addition, each committee uses an annual work plan to guide its deliberations during the course of the year. Finally, all committees have the authority to retain external advisors at TELUS’ expense in connection with their responsibilities. The Human Resources and Compensation Committee (Compensation Committee) retained Meridian Compensation Partners LLC (Meridian) beginning in 2010 as its independent external executive compensation consultant. A description of Meridian’s work for the Compensation Committee is on pages 44 and 45. Since 2011, the Corporate Governance Committee has retained Meridian to assist in the annual market study of directors’ compensation (see page 17).

We believe our directors should have exposure to different committees to ensure they develop a broad Company perspective. Planning principles include facilitating consistency and continuity, having a common director on the Compensation Committee and Pension Committee (to provide a direct linkage on related matters), having an ex-Audit Committee member on the Pension Committee, and having former committee chairs acting as emergency committee chairs, if required. In 2015, the Corporate Governance Committee approved the following additional planning principles:

•          New directors will serve only on the Audit Committee for the first year, and thereafter serve on two committees

•          The Chairs of the Audit and Compensation Committees should only serve on one committee of the Board, in consideration of the extra responsibilities associated with those roles

•          The principles of our diversity policy should apply to the committee composition succession process to ensure that diversity considerations are taken into account when determining the optimum composition and mix of skills for each committee.

Accordingly, the Corporate Governance Committee reviews the composition of the committees annually and considers the desirability of rotating directors among committees. For instance, since joining the Board in 2003, Dick Auchinleck has served on each committee, with his longest tenure being on the Corporate Governance Committee (10 years), while John Lacey has served on three of the four committees, with his longest tenure being on the Compensation Committee (10 years).

The Corporate Governance Committee implemented its committee chair succession process in 2016, resulting in the rotation of Mary Jo Haddad onto the Compensation Committee to allow for a year of overlap and transition as Mary Jo prepares to become the Chair of this committee effective after this Meeting. With this rotation, and the continued service by John as Chair of the Compensation Committee, the Board ensured a smooth transition in accordance with the principles guiding the committee succession planning process, namely continuity and consistency. John will remain on the Compensation Committee after Mary Jo’s appointment and will continue to assist in the transition process.

TELUS 2017 INFORMATION CIRCULAR • 23

The following table provides an overview of our current Board committees. Management directors do not serve on any committee.

	Audit Committee	Human Resources and Compensation Committee	Corporate Governance Committee	Pension Committee	Year first appointed to Board	Independent
Dick Auchinleck	X				2003	Yes
Micheline Bouchard[1]		X		X	2004	Yes
Ray Chan	X	X			2013	Yes
Stockwell Day		X		X (Chair)	2011	Yes
Lisa de Wilde			X	X	2015	Yes
Mary Jo Haddad		X	X		2014	Yes
John Lacey		X (Chair)			2000	Yes
Bill MacKinnon	X (Chair)				2009	Yes
John Manley			X (Chair)	X	2012	Yes
Sabi Marwah	X		X		2015	Yes
David Mowat	X				2016	Yes

1           Micheline will retire from the Board in May 2017.

For more information about our standing committees, see Committee reports starting on page 36.

Independence

The Board determines independence using a set of criteria that goes beyond applicable securities rules and has chosen to voluntarily comply with all elements of the independence test pronounced by the NYSE, including those that are not binding on TELUS. Accordingly, the independence tests applied by the Board comply with the applicable Canadian and U.S. governance rules and the NYSE governance rules. The Board’s adoption of these criteria is reflected in the TELUS Board Policy Manual, which also requires a majority of the Board’s members to be independent. Furthermore, all committee members must be independent. Members of both the Audit and the Compensation Committees must also satisfy the more stringent independence tests set out under the applicable Canadian and U.S. governance rules and the NYSE governance rules. With respect to the Board Chair, the TELUS Board Policy Manual provides that the Chair must be independent, but if that is not desirable in the circumstances, the Board must appoint an independent Lead Director.

The Board evaluates the independence of each director by applying these expanded independence criteria to the relationship between each director and the Company based on information updated annually through a comprehensive questionnaire.

As one of Canada’s largest telecommunications companies and the incumbent local exchange carrier in certain provinces, the Company provides services to its directors and their families and to many organizations with which the directors are associated. The Board has determined that the provision of services per se does not create a material relationship between the director and the Company. Rather, in determining if there is a material relationship, the Board examines a variety of factors, including the magnitude of the services provided, the monetary and strategic value of those services to each party, the degree of dependence on such relationship by either party and how easily a service may be replaced. The Board considers similar factors in assessing the materiality of any relationship between the Company and any customer, supplier or lender with whom a director is associated.

Applying the above tests and process, the Board is satisfied that, except for Darren Entwistle, there is no material relationship existing between any of the proposed directors, including the Chair, and the Company, either directly or as a partner, shareholder or officer of an organization that has a material relationship with the Company.

24 • TELUS 2017 INFORMATION CIRCULAR

CORPORATE GOVERNANCE

As a regular feature at each Board and standing committee meeting, there is an in-camera session of the independent directors. The Chair or the committee chair, as the case may be, presides over these in-camera sessions. The following table indicates the number of regularly scheduled meetings, in-camera sessions and total meetings held by our Board and each committee in 2016.

Board/Committee	Regularly scheduled meetings	In-camera sessions	Total number of meetings
Board	6	6	6
Audit Committee	5	5	5
Corporate Governance Committee	4	4	4
Human Resources and Compensation Committee	5	5	5
Pension Committee	4	4	4

Position descriptions

The Board has developed a description of the role and responsibilities of the Chair and CEO, to delineate clearly the Board’s expectation of each, and brief position descriptions for the chair of each Board committee, all of which are described in the TELUS Board Policy Manual available at telus.com/governance.

The Chair’s primary responsibility is to lead the Board in its supervision of the business and affairs of the Company and its oversight of management. His duties include facilitating the effective operation and management of the Board; providing leadership to the Board to ensure it can function independently of management as and when required; fostering the Board’s understanding of the boundaries between Board and management responsibilities; chairing in-camera meetings of the independent directors at all Board meetings; assisting the Corporate Governance Committee with the recruitment of new directors and the evaluation of the Board, its committees and its members; and facilitating the Board’s efforts to promote engagement with, and feedback from, Shareholders.

The CEO reports to the Board and bears prime responsibility for managing the business and affairs of the Company. His duties include leading the execution of the Company’s strategy; keeping the Board current on major developments; recommending the strategic direction to the Board; developing and monitoring annual business and operational plans and budgets; fostering a customers first culture that promotes ethical practices and encourages individual and collective integrity; facilitating interaction between the Board and other key members of management; creating, maintaining and reviewing leadership development and succession of Executive Vice-Presidents (EVPs); supporting the Corporate Governance Committee in respect of recruiting new directors to the Board; supporting the Compensation Committee in respect of CEO succession planning; and developing and leading the execution of strategies with respect to relations with investors, shareholders, governments, communities and other stakeholders. In addition, the CEO is responsible for delivering on the Company’s corporate priorities, approved annually by the Board. His annual performance objectives relevant to compensation, which the Compensation Committee reviews and approves, supplement his mandate.

Expectations of our Board – Attendance, caps on outside service and interlocks

Our Board expects its members to devote the time, energy and effort that will be necessary for them to be effective. They should develop and expand their knowledge and understanding of our products, services and industry, participate in educational and development programs, and become effective ambassadors of the Company.

TELUS 2017 INFORMATION CIRCULAR • 25

In accordance with the TELUS Board Policy Manual, the Board expects each director to attend all Board and committee meetings. The Corporate Governance Committee takes a director’s attendance into consideration during the nomination process if a director attends less than 75 per cent of Board and committee meetings held in a year (except if due to exceptional circumstances). Most of our directors had a 100 per cent attendance record in 2016. The table below provides a breakdown of each independent director’s attendance record.

Name	Board	Audit Committee	Human Resources and Compensation Committee	Corporate Governance Committee	Pension Committee	Total
Dick Auchinleck	6/6	5/5				100%
Micheline Bouchard	6/6		5/5		4/4	100%
John Butler[1]	3/3		2/2			100%
Ray Chan	6/6	5/5	5/5			100%
Stockwell Day	6/6		5/5		4/4	100%
Lisa de Wilde[2]	6/6	3/3		2/2	2/2	100%
Mary Jo Haddad[3]	6/6	3/3	3/3	4/4		100%
Rusty Goepel[1]	3/3	3/3		2/2		100%
John Lacey[4]	6/6		5/5	2/2		100%
Bill MacKinnon	6/6	5/5				100%
John Manley	6/6			4/4	4/4	100%
Sabi Marwah	5/6	5/5		2/2		92%
David Mowat[5]	3/3	2/2				100%
Donald Woodley[1]	3/3			2/2	2/2	100%

1           John, Rusty and Don retired from the Board on May 5, 2016.

2           Lisa was a member of the Audit Committee until May 5, 2016, when she joined the Corporate Governance and Pension Committees.

3           Mary Jo was a member of the Audit Committee until May 5, 2016, when she joined the Human Resources and Compensation Committee.

4           John was a member of the Corporate Governance Committee until May 5, 2016 when he became Chair of the Human Resources and Compensation Committee.

5           David joined the Board on May 5, 2016.

Directors who are employed as CEOs, or in other senior executive positions on a full-time basis with a public company, should not serve on the boards of more than two public companies in addition to the Company’s Board. Directors who (i) have full-time employment with non-public companies, (ii) have full-time employment with public companies but not as CEO or in a senior executive position, or (iii) do not have full-time employment, should not serve on the boards of more than four public companies in addition to the Company’s Board. TELUS’ CEO should not serve on the boards of more than two other public companies and should not serve on the board of any other public company where the CEO of that other company serves on the TELUS Board.

The Board has also limited the number of directors who can serve on the same board or committee of a publicly traded company to two, unless otherwise agreed to by the Board. In 2016, the Board clarified what the Corporate Governance Committee should consider when making its recommendation to permit more than two directors to serve on the same board or committee. Specifically, it will take into account all relevant considerations including, in particular, the total number of Board interlocks at that time and the strategic requirements of TELUS. The table below shows which TELUS director nominees served together on other public company boards as at March 15, 2017.

Company	TELUS director	Committees
Toronto-Dominion Bank	Mary Jo Haddad	Human Resources Committee
	Claude Mongeau (nominee)	Audit Committee

26 • TELUS 2017 INFORMATION CIRCULAR

CORPORATE GOVERNANCE

Size and composition of the Board, nomination of directors and term limits

The Corporate Governance Committee is responsible for making annual recommendations to the Board regarding the size and composition of the Board and its committees. It also proposes new nominees for election as directors.

When considering the Board’s size and composition, the Corporate Governance Committee and the Board have two objectives:

•          To form an effectively functioning Board that presents a diversity of views and business experience

•          To select a size that is sufficiently small for the Board to operate effectively, but large enough to ensure there is enough capacity to fully meet the demands of the Board and its four committees and to ensure transition when new members are elected or appointed.

The Board believes that a board of directors consisting of between 12 and 16 members promotes effectiveness and efficiency.

The Corporate Governance Committee regularly reviews the profile of the Board, including the average age and tenure of individual directors, diversity, geography and the representation of various areas of expertise. The objective is to have a sufficient range of skills, expertise and experience to ensure the Board can carry out its responsibilities effectively while facilitating transition following new appointments. The Board also strives to achieve a balance between the need to have a depth of institutional experience and knowledge available from its members and the need for renewal and new perspectives. Succession planning for the Board, in line with those objectives, has been a key focus of the Corporate Governance Committee and the Board in recent years. Each year, between 2011 and 2016, a Board member has retired and at least one new member has joined.

In 2016, three Board members retired and one new Board member was nominated. In 2017, one Board member will retire and two new Board members will be nominated. Achieving balance between institutional experience and renewal through effective and smooth succession planning is particularly important in light of the significant and continuing changes that the business of the Company experiences, the average age and tenure of current Board members, and the recent movements in Board membership.

The Board does not have a mandatory age limit, but it does have a term limit policy that requires directors who join the Board after January 1, 2013 to tender their resignation to the Corporate Governance Committee after 15 years of service. The Corporate Governance Committee has the discretion to recommend that the Board extend a director’s term for such period as the Corporate Governance Committee deems appropriate, if it is in the best interests of TELUS to do so. The term limit policy does not replace the rigorous annual performance assessment process that takes place under the leadership of the Corporate Governance Committee (see page 29 for further details). In conjunction with the Board evaluation and as part of the succession planning process, directors are also canvassed on their intention to retire from the Board in order to identify impending vacancies as far in advance as possible.

The succession planning process also involves the creation of a skills matrix, which helps the Corporate Governance Committee and the Board identify any gaps in the skills and competencies considered most relevant for the Company. Each director has to indicate the skills and competencies each director, including themselves, has demonstrated. The following table lists the top four competencies of our nominees, together with their age range, tenure, official languages spoken and residency.

TELUS 2017 INFORMATION CIRCULAR • 27

Gender		Location				Years on Board			Age			Language		Top four compentencies[1]

Dick Auchinleck	M	x						x		x		x		x		x	x			x
Ray Chan	M		x			x				x		x		x	x	x				x
Stockwell Day	M	x				x				x		x	x	x	x	x					x
Lisa de Wilde	F			x		x				x		x	x	x				x	x		x
Darren Entwistle	M	x						x	x			x	x	x			x	x	x
Mary Jo Haddad	F			x		x				x		x		x		x	x	x
Kathy Kinloch	F	x				x				x		x		x			x	x			x
John Lacey	M			x				x			x	x		x		x	x		x
Bill MacKinnon	M			x			x				x	x		x	x		x			x
John Manley	M			x		x				x		x	x	x			x			x	x
Sabi Marwah	M			x		x				x		x		x	x				x	x
Claude Mongeau	M				x	x			x			x	x	x	x		x				x
David Mowat	M		x			x				x		x		x	x				x	x

1           Definition of skills and competencies:

•            Senior executive/strategic leadership – Experience as a senior executive of a public company or other major organization; experience driving strategic direction and leading growth

•            Finance and accounting – Experience with, or understanding of, financial accounting and reporting, and corporate finance, as well as familiarity with internal financial/accounting controls and IFRS

•            Executive compensation/HR – Experience with, or understanding of, executive compensation, talent management/retention and succession planning

•            Governance – Experience with, or understanding of, leading governance/corporate responsibility practices with a public company or other major organization; experience leading a culture of accountability and transparency

•            Technology and/or industry knowledge – Knowledge of relevant emerging technologies, including information and telecom technology, and knowledge of telecommunications or content and/or health information industries, including strategic context, market competitors and business issues facing those industries

•            Retail/customer experience – Experience with, or understanding of, the mass consumer industry (whether directly or indirectly through retail channels)

•            Risk management – Experience in, or understanding with, internal risk controls, risk assessments and reporting

•            Government/regulatory affairs – Experience in, or understanding of, government and public policy, both federally and/or provincially.

In 2016, the Corporate Governance Committee prioritized the following skills and attributes – technology and/or industry knowledge, retail experience, geographic representation in Western Canada and Quebec and gender diversity – in connection with its search for additional directors.

Recruiting new directors

The Corporate Governance Committee maintains an evergreen list of potential candidates. The directors, the CEO and external professional search organizations regularly identify additional candidates for consideration by the Corporate Governance Committee. In 2016, the Committee engaged an external recruitment specialist to assist with the recruitment process.

When recruiting new directors, the Corporate Governance Committee considers candidates on merit taking into account the vision and business strategy of the Company; the skills and competencies of the current directors and the existence of any gaps; and the attributes, knowledge and experience new directors should have in order to best advance the Company’s business plan and strategies. Consistent with the Board diversity policy, the Corporate Governance Committee also takes into account diversity considerations, such as gender, geography, age and ethnicity, with a view to ensuring that the Board benefits from the broader exchange of perspectives made possible by diversity of thought, background, skills and experience.

28 • TELUS 2017 INFORMATION CIRCULAR

CORPORATE GOVERNANCE

The Committee reviews the list of candidates at each regularly scheduled meeting to identify top candidates and requests the CEO to conduct an initial meeting with such candidates. As the next step, candidates deemed to be most suited for the Board meet with the Chair of the Board, the Chair of the Corporate Governance Committee and, if deemed appropriate, other members of the Board and the TELUS executive team.

Approval

The Corporate Governance Committee reports to the Board throughout the process. It then puts forward its recommendation for new directors to the Board for approval. The financial literacy and independence of the candidates are also assessed before Board approval.

Director evaluation

To support the Board succession planning and Board renewal, the Corporate Governance Committee, together with the Chair, carries out an assessment of the Board and the directors as provided by the TELUS Board Policy Manual. In addition to succession planning, the evaluation process assists the Board in:

•          Assessing its overall performance and measuring the contributions made by the Board as a whole, by each committee and each director

•          Evaluating the mechanisms in place for the Board and each committee to operate effectively and make decisions in the best interests of the Company

•          Improving the overall performance of the Board by assisting individual directors to build on their strengths

•          Identifying gaps in skills and educational opportunities for the Board and individual directors in the coming year.

The Corporate Governance Committee annually reviews the adequacy of the evaluation process, with input from the Chair, and recommends any changes to the Board for approval. As noted on page 21, in 2015 the Board approved a multi-year evaluation approach to Board, committee and Chair evaluations by alternating the focus of the questionnaires and interviews over a two-year period.

In 2015, the Board focused its review on its performance and effectiveness and on peer evaluations, and in 2016 the Board evaluated the performance of the committees, their chairs and the Chair of the Board, and also conducted a peer evaluation. In 2017, the Board will go back to reviewing its performance and effectiveness, as well as conducting a peer evaluation.

How we do it

Each director completes the following:

•          A qualitative survey regarding the effectiveness of the Board. The Board survey includes questions on Board processes, culture and dynamics, its relationship with management, and Shareholder engagement. This also requests suggestions for improvement

•          A questionnaire to evaluate both themselves and their colleagues as directors. It also includes an assessment of their own skills and competencies as members of the Board

•          A questionnaire to evaluate the performance of each committee and chair of each committee. This questionnaire also evaluates the mechanisms in place that enable each committee to operate effectively

•          A questionnaire to evaluate the performance of the Chair of the Board. The objective of the questionnaire is to assess the overall effectiveness of the Chair with respect to his or her position description and any specific Board-related goals.

As mentioned above, these questionnaires are not completed every year as they are based on the focus of the evaluation in that particular year. In 2016, the directors completed the committee and committee chair evaluations, Board Chair evaluation and peer assessment. Members of senior management who frequently interact with directors also complete a management assessment survey, which is designed to evaluate the overall effectiveness of the Board and its committees and chairs, and the extent to which the Board and management support one another and how that support may be enhanced.

The Corporate Secretary assembles the results of the surveys and forwards them to the Chair (except the results relating to the Chair). The Chair then conducts separate interviews with each director to discuss the results, their individual evaluation, proposed development plans and any other issues relating to the functioning of the Board.

TELUS 2017 INFORMATION CIRCULAR • 29

The Chair reports on the key themes and recommendations identified in the surveys and leads a discussion at meetings of both the Corporate Governance Committee and the Board. An action plan is developed to address the recommendations. The results of evaluations of the Chair of the Board are forwarded to the chair of the Corporate Governance Committee. He or she then reports on the key themes raised in the evaluations at an in-camera session of the Committee and the independent directors of the Board held in the absence of the Chair.

For more information on our process, see Appendix L of the TELUS Board Policy Manual available at telus.com/governance.

In 2016, Dick Auchinleck, in his capacity as Chair, interviewed each director separately and focused on the committee evaluations, committee chair evaluations (if applicable), peer evaluations and the management survey.

These interviews provided an opportunity for candid and constructive discussion of any and all issues, with a view to enhancing committee and committee chair performance as well as the personal contributions of each individual. Dick reported the aggregated results and their findings to the Board. The consensus was that TELUS has collegial and well-functioning committees that provide the Board with the information it needs, with an appetite for focusing on certain priority items. There was also general consensus that each committee chair was highly capable and effective in discharging their duties, while the Chair of the Board was found to encourage open dialogue and provide clear, strong and independent leadership. The results of the evaluation guided the Board in developing an action plan to prioritize action items identified during the evaluation process.

Representation of women on the Board and senior management

At TELUS, we believe the diversity of our team is a significant competitive advantage and we value the contribution and worth of each team member. We embrace diversity and inclusiveness because it is the right thing to do and it is critical to our success. Simply put, we recognize and leverage the value of diversity for our Shareholders, customers, team members and the communities we serve. Four years ago, the Board adopted a diversity policy to strengthen the representation of diverse members on the TELUS Board. The policy provides that the

Corporate Governance Committee, which is responsible for recommending director nominees to the Board, will consider director candidates on merit, based on a balance of skills, background, experience and knowledge. In identifying the highest quality directors, the Corporate Governance Committee will take into account diversity considerations, such as gender, age and ethnicity, with a view to ensuring that the Board benefits from a broader range of perspectives and relevant experience. The Corporate Governance Committee assesses the effectiveness of this policy annually and recommends any required amendments to the Board for approval. A copy of our Board diversity policy can be found at telus.com/governance.

According to the policy, the Corporate Governance Committee must also set measurable objectives for achieving diversity and recommend them to the Board for adoption on an annual basis. In 2013, the Board adopted a target of having diverse members represent between 30 and 40 per cent of its independent directors, with a minimum representation of 25 per cent women, by May 2017. The Board also agreed to have TELUS sign the Catalyst Accord and thereby pledge to increase the overall representation of women on the TELUS Board to a minimum of 25 per cent by 2017. In February 2015, the Board adopted an additional target to have women represent 30 per cent of our Board by the end of 2019. This was in line with Darren Entwistle being a founding member of the 30% Club Canada, which is also working toward having women represent 30 per cent of board members by the end of 2019. As noted on page 20, in 2016, the Board reframed its diversity objectives and expressed them in terms of a minimum percentage of both men and women, reflecting the principle that a board that consists entirely of women is no more diverse than a board that consists entirely of men. The Board also accelerated the target date for having a minimum of each gender representing 30 per cent of the independent directors from 2019 to 2018. TELUS’ diversity objective now states that diverse members will represent not less than 30 per cent of the Board’s independent members by May 2017, with a minimum of each gender representing 25 per cent of such members by May 2017, increasing to not less than 30 per cent of such members by 2018.

Diverse members (five nominees out of 12) represent 42 per cent of the independent directors nominated for election, and female members (three nominees out of 12) represent 25 per cent of the independent directors nominated for election at the Meeting.

30 • TELUS 2017 INFORMATION CIRCULAR

CORPORATE GOVERNANCE

At TELUS, we also strongly support the objective of increasing diversity at all levels, including the representation of women in senior leadership roles. Currently, there are two women in an executive officer position at TELUS, Monique Mercier and Sandy McIntosh, representing 20 per cent of our executive officers (10 individuals composed of the CEO and all EVPs who are officers).

We are committed to fostering a culture that removes barriers and ensures open and fair processes for the advancement of talent that will, in turn, promote diversity in TELUS’ leadership team. Our key strategy is to focus on systemic changes to people practices and on leadership education and awareness. We have implemented several initiatives in connection with this strategy to help evolve leaders and people practices. Some of these are discussed below.

•          Established in 2008, our Diversity and Inclusiveness Office (DIO) leads the diversity and inclusiveness strategy across TELUS and works alongside the Diversity and Inclusiveness Council to develop and implement initiatives that promote diversity and inclusiveness. Among the DIO’s core mandates are:

•          Ensuring alignment between our diversity and inclusiveness strategy and our corporate priorities

•          Monitoring and measuring diversity and inclusiveness programs and best practices across TELUS

•          Providing thought leadership by sharing diversity knowledge and expertise with TELUS leaders.

•          In 2013, the DIO and the Talent Acquisition and Development team reviewed and modified practices and processes in three pillars of recruitment – leader education, attraction, and succession and retention practices. We strive to interview candidates with different abilities, experiences and perspectives.

•          Team member resource groups were established for women, Aboriginal team members, team members with varying abilities, new immigrants, and lesbian, gay, bisexual, transgender and queer (LGBTQ) team members, to help bring awareness and thought leadership to our cultural evolution on the diversity and inclusiveness front.

•          Beginning in 2014, members of senior management at the level of vice-president and above have received training on conscious and unconscious biases, which is enhancing their talent development approach and their appreciation of the value of diversity for the success of our Shareholders, customers, team members and communities.

Rather than adhering to specific objectives at the executive level, we believe that all these activities and efforts are more effective at contributing collectively to maintaining a pipeline of diverse candidates and ensuring that the representation of women, and of diverse candidates in general, is considered when making leadership and executive officer appointments.

Orientation and continuing education

Orientation

The Corporate Governance Committee reviews, approves and reports to the Board on the directors’ orientation program. New directors attend an orientation session upon joining the Board, conducted by various members of senior management. The orientation session provides an overview of TELUS’ strategy; business imperatives, plan and risks; financial condition and financing strategy; regulatory matters; Board and committee governance, including mandates, roles and policies; corporate policies; and compliance and governance philosophy and practices. In addition, the Board’s practice is to appoint new directors to the Audit Committee for at least their first year on the Board. Given the scope of that committee’s mandate relative to those of the other committees, Audit Committee members receive a particularly comprehensive view of Company operations in their entirety, which offers new directors the quickest means of understanding the Company’s operations, risks and strategy.

Management also offers orientation and training to new members on Board committees in the form of a customized orientation session. The session typically includes an overview of the committee’s mandate and work plan for the year, as well as current initiatives, key issues, regulatory trends and best practices relevant to the committee.

David Mowat attended a comprehensive orientation session covering the topics identified above for the Board and Audit Committee. There will be new director orientations for Claude Mongeau and Kathy Kinloch, as well as an orientation for Mary Jo Haddad targeting her new role as Chair of the Human Resources and Compensation Committee. Topics for Mary Jo will include: Human Resources and Compensation Committee governance and mandate, executive succession planning, executive compensation philosophy and principles, executive compensation policies and recent trends, corporate performance, long-term incentives, proxy advisory trends and proxy disclosure.

TELUS 2017 INFORMATION CIRCULAR • 31

Continuing education

The Corporate Governance Committee reviews, approves and reports to the Board on plans for the ongoing development and education of existing Board members. As part of ongoing education, management gives regular presentations and provides topical literature from external experts to the Board and its committees to inform them of developments in legal, regulatory and industry matters. The Company has also set up an online portal through which directors can access research and educational materials on a wide variety of topics, including governance, technology, strategy, human resources, and regulatory and government affairs. Directors are provided with management contacts for each educational topic so they may request additional information or arrange for further consultation regarding the materials. In addition, written materials that may be of interest to the Board that are published in newspapers, journals, magazines and periodicals, or released by law firms and accounting firms, are routinely sent to directors in between quarterly meetings, or as supplemental materials in preparation for Board and committee meetings. Directors identify topics for continuing education through discussions at Board and committee meetings and annual evaluation questionnaires.

Directors may also attend external education programs at TELUS’ expense by availing themselves of an annual tuition credit. In 2016, several directors used this credit to take courses from providers such as audit or human resources firms, the Lead Director Network, the Rotman School of Management and the Institute of Corporate Directors. The range of subjects included executive compensation, shareholder activism, cybersecurity, compliance with the Foreign Corrupt Practices Act, risk oversight, board composition and board diversity. Furthermore, all of our directors are members of the Institute of Corporate Directors, which provides them with access to its publications and events to enhance their knowledge of directors’ responsibilities and current governance trends. Some of our directors attended conferences during the year, including the JP Morgan Board Summit and the EY Directors Network.

In 2016, management conducted or organized the education sessions noted below. Management also provided information to directors on available courses. Once again, a key focus for 2016 was to provide regular updates at each quarterly Board meeting on changes in the competitive landscape, customer requirements, technology, industry developments, government relations and regulatory matters.

32 • TELUS 2017 INFORMATION CIRCULAR

CORPORATE GOVERNANCE

Date	Subject	Attendees[1]	Presented by
February 9 May 4 August 3 November 2

Updates on corporate governance, including emerging best practices, significant case law, developments and proposed amendments to Canadian and U.S. securities rules and regulations, and developments related to say on pay and Shareholder engagement

		Corporate Governance Committee	• Executive Vice-President (EVP), Corporate Affairs, and Chief Legal and Governance Officer • Senior Vice-President (SVP), Legal Services
February 9 May 4 August 3 November 2

Quarterly updates on audit and tax governance and major accounting policies (such as audit committee oversight of information technology risks, audit quality indicators and transparency reporting, Securities and Exchange Commission (SEC) guidance on use of non-GAAP measures, and risk oversight tools)

		Audit Committee	• EVP and Chief Financial Officer • SVP and Corporate Controller • Vice-President (VP), Risk Management and Chief Internal Auditor
February 9 May 4 August 3 November 2

Updates on market trends and strategy and legal developments in relation to TELUS pension plans (such as target benefit plans and longevity insurance, and an update on the Ontario Retirement Pension Plan)

		Pension Committee	• SVP, Legal Services • VP, Total Rewards • Director, Investment Management • External consultant
February 9 May 4 August 3 November 2	Quarterly strategic context updates, including the competitive environment, regulatory updates, technological and industry developments, and peer performance	Entire Board	• President and CEO
May 4 August 3 November 2	Updates on compensation trends, including emerging best practices for executive compensation disclosure and regulatory developments	Compensation Committee	• EVP, People and Culture and Chief Human Resources Officer • VP, Total Rewards • External compensation consultant
May 4 August 3 November 2	Cybersecurity update	Audit Committee	• EVP, Technology Strategy • VP and Chief Security Officer
February 9	Cybersecurity update	Entire Board	• EVP, Technology Strategy
May 3	Key trends and indicators in the information and communications technology (ICT) industry	Entire Board	• External IT consultant
August 3	TELUS International update	Entire Board	• Chief Corporate Officer; EVP, TELUS Health; President, Business Solutions West; and Chair, TELUS International • EVP, TELUS International President and CEO
November 1	U.S. election implications for Canada	Entire Board	• Former diplomats
November 3	The macro/market outlook in 3D: Deleveraging, deflation and demographics	Pension Committee	• External consultant
November 2	Virtual shareholder meetings and an update on shareholder engagement	Corporate Governance Committee	• External legal counsel
November 2	Board risk assessment and internal audit overview	Entire Board	• VP, Risk Management and Chief Internal Auditor
December 6	Developments in Canadian and U.S. securities class actions	Entire Board	• EVP, Corporate Affairs, and Chief Legal and Governance Officer

1           Reference to attendance by the entire Board or by a specific committee means attendance by such members of the Board or committee who were in attendance as of the dates indicated above.

TELUS 2017 INFORMATION CIRCULAR • 33

Ethical business conduct

TELUS has a code of ethics and conduct that applies to all TELUS team members, including directors, officers, employees, contractors, suppliers, vendors and community partners. The code outlines the responsibilities and guidelines that describe the ethical standards expected of all TELUS team members, including how to deal with conflicts of interest and the disclosure required by TELUS team members for actual or potential conflicts. The code is available at telus.com/governance.

As part of that code, we established the TELUS EthicsLine in 2003, which provides the public and our team members with a channel for submitting anonymous and confidential questions or complaints on accounting, internal controls or ethical issues, a summary of which is reported on a quarterly basis to the Compensation Committee and the Audit Committee. In 2007, we enhanced the independence and accessibility of the EthicsLine by engaging a third-party intake provider, EthicsPoint, to run the hotline and forward calls or reports received to the Ethics Office and, for complaints relating to accounting and internal accounting controls, to the EVP, Corporate Affairs, and Chief Legal and Governance Officer. EthicsPoint also forwards respectful workplace issues to the Company’s respectful workplace contact. TELUS team members and external callers from around the world can make an inquiry or complaint online or by phone 24 hours a day, seven days a week in a variety of languages. To measure our performance in this regard, we have established an integrity index, which uses results from our online learning course, internal team member surveys, external surveys of our customers and reported breaches of our policies. For more information on our integrity index, visit sustainability.telus.com.

Our Ethics Office offers team members assistance in ethical decision-making by providing guidance concerning the code of ethics and conduct. The Ethics Office also conducts investigations, establishes appropriate policies and guidelines on TELUS’ expected standards of business conduct, and closely monitors our EthicsLine. The Ethics Office oversees ethics training, including an online course called TELUS Integrity that is mandatory for all TELUS team members, including TELUS International team members, and is extended to contractors with access to our information systems. The course combines ethics, respectful workplace, corporate security and privacy modules. The Ethics Office requires each director, as well as each TELUS team member, to acknowledge annually that he or she has reviewed the code of ethics and conduct and understands the code’s expectations. The VP, Risk Management and Chief Internal Auditor reports quarterly to the Compensation Committee and the Audit Committee on the results of any investigation of whistleblower, ethics and internal controls complaints received by the Ethics Office or by the EVP, Corporate Affairs, and Chief Legal and Governance Officer (as the case may be). The Compensation Committee and the Audit Committee are required to review the code of ethics and conduct jointly on an annual basis and recommend changes for approval to the Board as appropriate. No waivers of the policy are intended, and any waiver that is granted to an executive officer or director under the policy must be pre-approved by the Board or its delegate, which must be a Board committee, and must be disclosed subject to restrictions under the TELUS policy on corporate disclosure and confidentiality of information. For all other employees, a waiver of the code of ethics and conduct must receive prior approval from the EVP, Corporate Affairs, and Chief Legal and Governance Officer, together with the VP, Risk Management and Chief Internal Auditor, and must be promptly reported to the Audit Committee.

Our anti-bribery and corruption policy, adopted by the Board in 2013, was implemented throughout TELUS in 2014, including an online learning course that provided team members with context on bribery and corruption and details on the risks associated with it. The course covered the processes and controls intended to mitigate such risks and included topics and scenarios that promote a deeper understanding of the material covered. The policy applies to all TELUS team members, including the Board, as well as all third parties engaged by TELUS. It outlines the expectations for all TELUS team members and third parties in relation to anti-bribery and corruption matters in Canada and abroad, and applies to all areas of TELUS’ business, including commercial activities in both the public and private sectors.

Under the British Columbia Business Corporations Act and the Articles, any director or executive officer who holds any office or possesses any property, right or interest that could result in the creation of a duty or interest that materially conflicts with the individual’s duty or interest as a director or executive officer of the Company, must promptly disclose the nature and extent of that conflict. A director who holds a disclosable interest in a transaction or contract into which the Company has entered or proposes to enter may not vote on any directors’ resolution to approve that contract or transaction.

34 • TELUS 2017 INFORMATION CIRCULAR

CORPORATE GOVERNANCE

Shareholder engagement and say on pay

Our Board believes that regular communication is an important part of creating an open and constructive dialogue with our Shareholders. To facilitate such engagement, in 2015, the Board amended its say-on-pay and shareholder engagement policy to separate them into two separate policies: the say-on-pay policy sets out the Board’s objectives and policies with respect to say on pay and compensation disclosure pertaining to executive compensation, while the shareholder engagement policy outlines how the Board may communicate with Shareholders, how Shareholders may communicate with the Board and the topics that are appropriate for the Board to address. It also provides an overview of how management interacts with Shareholders. A copy of our shareholder engagement policy is available at telus.com/governance.

We communicate with our Shareholders and other stakeholders through various channels, including our annual and quarterly reports, management proxy circular, annual information form, corporate social responsibility report, news releases, our website and presentations at industry and investor conferences. Some of our long-standing Shareholder engagement practices include:

•          Holding annual general meetings in locations across Canada with an internationally accessible live webcast and feedback survey so that Shareholders, wherever they are, can provide comments and ask questions via email to ir@telus.com before, during or after the meeting

•          Maintaining a 1-800 investor line, ir@telus.com and ceo@telus.com mailboxes, and a confidential ethics hotline and website to encourage Shareholders and the public to contact us with questions or concerns

•          Holding four quarterly earnings calls with financial analysts and institutional investors to present financial and operating results of the quarter. All calls are webcast and include executive presentations to analysts and institutional investors and open question-and-answer sessions. These calls are also available to retail Shareholders on a listen-only basis via phone or webcast. The webcast, slides (if used), transcripts (if available) and audio replays are available at telus.com/investors

•          Conducting executive tours and attending industry conferences with our executive officers in Canada, the United States and the United Kingdom where analysts and investors are in attendance

•          Holding meetings with Shareholders and shareholder advocacy groups (for example, the Canadian Coalition for Good Governance) on an ad hoc basis, typically with the EVP, People and Culture and Chief Human Resources Officer and with the Chair of the Compensation Committee or the Corporate Governance Committee, to discuss executive compensation or governance issues

•          Inviting analysts and large institutional Shareholders to participate in a confidential investor perception study.

In early 2016, the EVP, Corporate Affairs and Chief Legal and Governance Officer, and the EVP, People and Culture and Chief Human Resources Officer, as well as other members of management, met with an institutional Shareholder to discuss TELUS’ compensation practices and disclosure, including clarification of our interlock policy and Board diversity policy, which were reflected in our 2016 information circular. Throughout the year, we respond to any Shareholder concerns and letters we receive, and in the latter half of the year, we responded to an institutional Shareholder who provided feedback regarding our disclosure in the 2016 information circular.

Our Board email inbox (board@telus.com) provides Shareholders and other stakeholders with a tool to communicate directly with the Board on appropriate topics between annual meetings. Alternatively, Shareholders and other stakeholders can also communicate with the Board by mail, marking the envelope as confidential, to (c/o TELUS’ Corporate Secretary) 7th Floor, 510 West Georgia Street, Vancouver, British Columbia, V6B 0M3. The Board strives to respond to all appropriate correspondence in a timely matter. On a quarterly basis, the Corporate Governance Committee considers all communications sent to the Board inbox and reviews and considers responses in relation to corporate governance matters. With respect to our policy on say on pay, at our annual meeting in 2016, we conducted our sixth say-on-pay vote, which received the support of 89.9 per cent of votes cast. Feedback received from meetings with Shareholders and shareholder advocacy groups was positive overall and reinforced the view that our policies continue to align with Shareholder expectations.

We encourage Shareholders to contact the Board, and specifically members of the Compensation or Corporate Governance Committees, to discuss any concerns about our approach to executive compensation and corporate governance practices.

TELUS 2017 INFORMATION CIRCULAR • 35

Corporate Governance Committee report

Mandate

The mandate of the Corporate Governance Committee is to assist the Board in fulfilling its oversight responsibilities to ensure that TELUS has an effective corporate governance regime. The Committee is responsible for monitoring corporate governance developments, emerging best practices and the effectiveness of our corporate governance practices. The Committee is also responsible for identifying, recruiting and recommending nominees for election as directors, providing ongoing education and development for directors, and overseeing Board and director evaluations. The Committee assesses and makes recommendations to the Board for its determination of the independence, financial literacy, financial expertise, and accounting or related financial management expertise of directors, as defined under corporate governance rules and guidelines. In addition, as part of its expanded risk oversight role, the Committee is responsible for monitoring and reviewing insurance, claims and property risks, corporate social responsibility and environmental matters, and recommending to the Board for approval environmental policies and procedure guidelines or material changes to such policies.

Membership

The current membership of the Committee is as follows:

Name	Independent
John Manley (Chair)	Yes
Lisa de Wilde	Yes
Mary Jo Haddad	Yes
Sabi Marwah	Yes

Prior to May 5, 2016, Rusty Goepel and John Lacey were members of the Committee. On May 6, 2016, Lisa de Wilde and Sabi Marwah became members of the Committee and Rusty retired from the Board.

Meetings

The Committee meets at least once each quarter and reports on its activities to the Board. Activities reviewed are based on its mandate and annual work plan. At each meeting, it holds an in-camera session without management present. The Committee held four meetings in 2016.

Highlights

The following sets forth highlights of the actions taken by the Committee in 2016.

Commitment to corporate governance

The Committee undertook the following initiatives as part of its commitment to best practices in corporate governance:

•          Conducted an annual review of the TELUS Board Policy Manual, including all of the terms of reference contained therein, to ensure the information remained appropriate and recommended changes to the Board for approval

•          Reviewed and recommended to the Board for approval an amendment to the Board’s interlock policy, to clarify those factors the Committee should consider in making a recommendation to permit additional interlocks

•          Reviewed and approved the Committee’s annual work plan

•          Received and considered with management regular updates on changing laws, rules and regulations in both Canada and the United States, corporate governance initiatives taken by Canadian and United States securities regulators and other stakeholders, and emerging best practices and their implications for the Company

•          Reviewed reports on corporate social responsibility.

Say on pay and Shareholder engagement

The Committee undertook the following initiatives with respect to Shareholder engagement:

•          Evaluated the adequacy of our say-on-pay policy and Shareholder engagement practices

•          Received an update from external legal counsel to better understand emerging trends and best practices on shareholder engagement

•          Received quarterly reports on our Shareholder base and ownership changes

•          Reviewed and reported on Shareholder communications received in the Board inbox (board@telus.com) on a quarterly basis, as well as any correspondence from the Board or committees sent in response to such communications.

36 • TELUS 2017 INFORMATION CIRCULAR

COMMITTEE REPORTS

Director search

In 2016, the Committee engaged an external recruitment specialist to assist with the Committee’s director recruitment process. Furthermore, the Committee oversaw the recruitment of David Mowat, who was elected as a director at the 2016 annual general meeting, as well as Claude Mongeau and Kathy Kinloch, who are nominated for election as directors at the Meeting. See pages 27 and 31 for further details on our director nomination and director orientation processes.

Risk management and oversight

The Committee undertook the following initiatives relating to risk management and oversight:

•          Monitored our environmental risk management activities and results

•          Conducted its annual review of our directors’ and officers’ liability insurance program and approved the annual renewal thereof

•          Reviewed the adequacy of our insurance coverage, including property insurance coverage, monitored ongoing developments in the insurance industry and reviewed our property risk management program.

Initiatives relating to directors

The Committee undertook the following additional initiatives relating to directors:

•          Reviewed and recommended to the Board for approval changes to the composition of the committees, including the appointment of a new chair for the Human Resources and Compensation Committee

•          Conducted an annual review of the succession planning process for the Chair and committee chairs

•          Reviewed and approved the 2016 Board evaluation process and surveys for evaluating the committees, committee chairs and Board Chair, as well as a peer evaluation, and reviewed the results of the surveys

•          Reviewed and approved changes to the director compensation comparator group

•          Reviewed the results of the annual market benchmarking of directors’ compensation prepared by Meridian Compensation Partners LLC (Meridian) and recommended to the Board for approval certain incremental changes to the compensation program for our non-management directors and the Chair, to bring directors’ compensation closer to the 65th percentile of the selected comparator group. See page 18 for further details

•          Reviewed and recommended to the Board for approval housekeeping changes to the Directors Deferred Share Unit Plan

•          Reviewed and recommended to the Board for approval changes to the Board delegation of authority framework

•          Conducted an annual review of the Board diversity policy

•          Continued the ongoing education program for all directors

•          Conducted an annual review of director eligibility criteria

•          Conducted an annual review of the skills matrix and gap analysis of the Board

•          Conducted an annual assessment of the independence and financial literacy of directors and made recommendations to the Board, which made the final determinations.

Other initiatives

The Committee also reviewed the report on charitable donations and political contributions made in 2015 and approved the 2016 charitable donation and political contribution budgets.

Signed, the members of the Corporate

Governance Committee

John Manley (Chair)	Mary Jo Haddad

Lisa de Wilde	Sabi Marwah

TELUS 2017 INFORMATION CIRCULAR • 37

Pension Committee report

Mandate

The mandate of the Pension Committee is to oversee the administration, financial reporting and investment activities of the Pension Plan for Management and Professional Employees of TELUS Corporation, the TELUS Edmonton Pension Plan, the TELUS Corporation Pension Plan, the TELUS Québec Defined Benefit Pension Plan, the TELUS Defined Contribution Pension Plan, the TELUS Health and TELUS Retail Pension Plan, any successor plans, any related supplemental retirement arrangements as mandated by the Board, and any related trust funds (collectively the Pension Plans). The Committee is responsible for reporting to the Board in respect of the actuarial soundness of the Pension Plans, the administrative aspects of the Pension Plans, our investment policy, the performance of the investment portfolios and compliance with government legislation. The Committee may, from time to time, recommend to the Board for approval fundamental changes in the nature of the pension arrangement for any Pension Plan and fundamental changes in the governance structure for the Pension Plans.

Membership

The current membership of the Committee is as follows:

Name	Independent
Stockwell Day (Chair)	Yes
Micheline Bouchard	Yes
Lisa de Wilde	Yes
John Manley	Yes

Prior to May 5, 2016, Don Woodley was a member of the Committee. On May 5, 2016, Lisa de Wilde became a member of the Committee and Don retired from the Board.

Meetings

The Committee meets at least once each quarter and reports to the Board on its meetings. Activities reviewed are based on its mandate and annual work plan. At each meeting, the Committee meets in-camera with the TELUS Treasurer and also in-camera without management present. The Committee also meets with Pension Plan auditors without management present at each quarterly meeting. The Committee held four meetings in 2016.

Highlights

The following sets forth highlights of the actions taken by the Committee in 2016.

Master trust account consolidation

The master trust account consolidation project, which was recommended by the Committee and approved by the Board on February 10, 2016, was completed effective April 1, 2016. The consolidation was made possible as the 2015 update to the asset liability study resulted in asset allocation glide paths being consistent across all the Plans and a common statement of investment policies and procedures. These developments eliminated the need for multiple master trusts at the asset class level and enabled the creation of a single master trust into which most Plan assets are commingled.

Commingling to one consolidated master trust has resulted in efficiencies in the investment management and administration of the assets along with cost savings in fees and reduced transaction volumes.

Governance

In accordance with its mandate, the Committee approved the appointments of the auditor and actuary for the Pension Plans. As well, the Committee received, reviewed or approved, as required, the following:

•          The Committee’s terms of reference

•          The defined benefit plans’ goals and objectives and long-term asset mix policy

•          The annual report of the defined contribution plans

•          The Committee’s annual work plan

•          An annual report, including annual financial statements and audit reports prepared by the external auditors, for each of the Pension Plans

•          An audit scope report

38 • TELUS 2017 INFORMATION CIRCULAR

COMMITTEE REPORTS

•          An annual update on developments in pension law

•          Reports from the actuary of each Pension Plan, including the assumptions and results

•          Plan budgets, including Pension Plan expenses and peer plan results

•          Quarterly and annual investment results measured against plan benchmarks and liabilities

•          Plan insurance coverage

•          Management’s self-assessment of internal controls

•          Reports confirming compliance with Pension Plan ethical standards, investment policies and procedures, derivative policies and legislation

•          Investment manager performance assessments

•          Reports on the investment strategy and risk assessment

•          A report on the design, operations and procedural effectiveness of the governance structure for the Pension Plans

•          A report on a pension survey to members of the defined contribution plans

•          Presentations by service providers

•          Management presentations on the topics of Ontario retirement plan initiatives, peer pension comparisons, real estate and mortgage investments, operations overview and performance measurement.

Signed, the members of the Pension Committee

Stockwell Day (Chair)	Lisa de Wilde

Micheline Bouchard	John Manley

TELUS 2017 INFORMATION CIRCULAR • 39

Audit Committee report

Mandate

The Audit Committee supports the Board in fulfilling its oversight responsibilities regarding the integrity of the Company’s accounting and financial reporting, internal controls and disclosure controls; legal, regulatory and ethical compliance and reporting and timeliness of filings with regulatory authorities; the independence and performance of the Company’s external and internal auditors; the management of the Company’s risks, creditworthiness, treasury plans and financial policy; and the Company’s whistleblower and complaint procedures. For more information on the Audit Committee, including the text of its terms of reference, refer to the Audit Committee section in our annual information form for the year ended December 31, 2016.

Membership

The current membership of the Committee is as follows:

Name	Independent

Bill MacKinnon (Chair) Audit committee financial expert	Yes

Dick Auchinleck	Yes

Ray Chan	Yes

Sabi Marwah	Yes

David Mowat	Yes

Prior to May 5, 2016, Rusty Goepel, Lisa de Wilde and Mary Jo Haddad were members of the Committee. On May 5, 2016, David Mowat joined the Board and its Audit Committee and Rusty retired from the Board.

The Board has determined that each member of the Committee is independent and financially literate, and that at least one member, Bill MacKinnon, is an audit committee financial expert and has accounting or related financial management expertise as defined by applicable securities laws. No member of the Committee serves simultaneously on the audit committee of more than three public companies. Information regarding the education and experience of the Committee members is contained in our annual information form for the year ended December 31, 2016.

Meetings

The Committee meets at least once each quarter and reports on its activities to the Board. Activities reviewed are based on its mandate and annual work plan. At each quarterly meeting, the Committee has the opportunity to meet separately in-camera with each of the Chief Financial Officer (CFO), Chief Internal Auditor and external auditors. It also meets separately with management. In addition, it holds an in-camera session without management present at each meeting. The Committee held five meetings in 2016.

Highlights

The following sets forth highlights of the actions taken by the Committee in 2016.

Financial reporting

•          Received presentations from the CFO and made inquiries related to the quarterly and annual financial performance and operating results of the Company, including its reporting segments, relative to results in prior periods and to investor expectations

•          Reviewed, throughout the year, any changes to, or adoption of, significant accounting policies and significant estimates impacting the current and future financial statements of the Company

•          Reviewed and discussed with the President and Chief Executive Officer (CEO) and the CFO their readiness to certify the annual financial statements and related disclosure material, as required under the Sarbanes-Oxley Act (SOX), and the annual and interim financial statements and related disclosure materials, as required under Canadian securities legislation

•          Reviewed and recommended to the Board for approval the public release and filing of the annual audited Consolidated financial statements and quarterly unaudited Consolidated financial statements of the Company and those subsidiaries for which financial statements are publicly filed, including related news releases and Management’s discussion and analysis

•          Reviewed and recommended to the Board for approval key securities filings that contain financial information, including the annual information form and Form 40-F.

40 • TELUS 2017 INFORMATION CIRCULAR

COMMITTEE REPORTS

External auditors

•          Oversaw the work of the external auditors

•          Conducted an evaluation of the external auditors in accordance with Chartered Professional Accountants (CPA) of Canada and Canadian Public Accountability Board (CPAB) protocols

•          Reviewed and approved the annual audit plan

•          Monitored the progress of the external audit

•          Received reports on the external auditors’ internal quality control procedures, independence and confidentiality procedures

•          Met quarterly with the external auditors without management present

•          Recommended to Shareholders the appointment of external auditors

•          Reviewed and set the compensation of the external auditors

•          Reviewed and pre-approved all audit, audit-related and non-audit services provided by the external auditors or their affiliates.

Accounting and financial management

•          Reviewed and approved the Company’s major accounting policies, including alternatives and potential key management estimates and judgments and the Company’s financial policies and compliance with such policies

•          Reviewed quarterly financing reports and approved key treasury matters, including the status of capital markets and the global credit availability and implications for TELUS, telecom industry credit rating developments, credit ratings and comments about the Company by credit agencies, hedging programs, pension funding updates and financing plans

•          Reviewed and approved the renewal of the Company’s $2.25 billion syndicated credit facility

•          Reviewed and approved the establishment of a new syndicated credit facility for TELUS International (Cda) Inc., a TELUS subsidiary

•          Reviewed and recommended to the Board for approval the renewal of the Company’s accounts receivable securitization program

•          Reviewed and recommended to the Board for approval the advancement of the 2017 normal course issuer bid program for the repurchase of up to $250 million of Shares through to September 29, 2017

•          Reviewed and recommended to the Board for approval the renewal of the Company’s shelf prospectus

•          Reviewed and recommended to the Board for approval the issuance of 2.80% Notes maturing on February 16, 2027 for aggregate gross proceeds of U.S.$600 million

•          Reviewed the proposal to extend the multi-year dividend growth model and share purchase programs through to 2019

•          Reviewed and recommended to the Board for approval increases to the Company’s dividend within the target dividend payout ratio guideline

•          Reviewed quarterly reports on derivatives, guarantees and indemnities

•          Received quarterly reports regarding taxation matters, including an analysis of the tax expense, any tax adjustments and tax morality

•          Reviewed corporate reorganizations

•          Reviewed and discussed with management at each regularly scheduled quarterly meeting the results of significant capital expenditures, including specific milestone reviews of major capital projects together with variances to authorized business cases (including the TELUS Sky real estate development in Calgary).

Internal controls and disclosure controls

•          Reviewed and approved the internal audit program to provide assurance regarding risk exposures and internal controls

•          Reviewed quarterly reports on internal audit activities

•          Reviewed internal audit’s evaluation of the Company’s disclosure controls and internal control systems and risk mitigation progress

•          Met regularly with the Chief Internal Auditor without management present

•          Reviewed and approved amendments to the internal audit charter, which defines the scope, responsibilities and mandate of TELUS’ internal audit function

•          Monitored the adequacy of resourcing (including compensation, retention and people-sourcing strategies) and the independence and objectivity of the internal audit function

•          Received updates regarding key audit report followups

•          Reviewed quarterly the results of the cascading SOX 302 certifications by key stakeholders in the financial reporting and disclosure controls processes to provide reasonable assurance and confidence to the CEO and CFO

•          Received and reviewed management’s quarterly reports on activities to ensure SOX 404 compliance for the 2016 financial year, including a specific review of the status of remediation efforts with respect to deficiencies to remediate or significant deficiencies (there were no known material weaknesses)

•          Considered reports from the Chief Trust and Data Officer and Chief Legal and Governance Officer on matters relating to compliance with laws and regulations, including those pertaining to the Company’s Canadian and international operations

•          Received and considered quarterly reports regarding the receipt, investigation and treatment of whistleblower, ethics and internal controls complaints.

TELUS 2017 INFORMATION CIRCULAR • 41

Enterprise risk governance

•          Reviewed the results of management’s annual risk assessment (and quarterly updates thereto), the identification and prioritization of key enterprise risks, the engagement of executives to mitigate risk exposures, the perception of risk appetite by key risk category, and management’s perceptions of the Company’s resilience and readiness level for key risks, including the development of key risk mitigation strategies for 2017

•          Reviewed reports on management’s approach for safeguarding corporate assets and information systems

•          Reviewed security reports

•          Received and considered quarterly reports on litigation matters and business continuity

•          Received periodic presentations on risk mitigation strategies from certain executive key risk owners.

Audit Committee related governance

•          Reviewed the Committee’s terms of reference and recommended to the Corporate Governance Committee minor amendments thereto, for further recommendation to the Board for approval

•          Reviewed the policy on corporate disclosure and confidentiality of information and recommended changes to the Board for approval

•          Reviewed and approved the Committee’s annual work plan

•          Received and reviewed with management updates throughout the year related to changing governance-related laws, rules and emerging best practices, and implications of the proposals of Canadian and United States regulators with respect to the Committee

•          Reviewed and recommended to the Board for approval our 2016 code of ethics and conduct

•          Monitored management’s annual conflict of interest disclosure and review process.

Signed, the members of the Audit Committee

Bill MacKinnon (Chair)	Sabi Marwah

Dick Auchinleck	David Mowat

Ray Chan

42 • TELUS 2017 INFORMATION CIRCULAR

Human Resources and Compensation Committee report

Mandate

The Human Resources and Compensation Committee of the Board of Directors (the Compensation Committee or Committee) is responsible for developing the compensation philosophy and guidelines on executive compensation, overseeing succession planning for the executive team, determining CEO goals and objectives relative to compensation, evaluating CEO performance, reviewing and recommending CEO compensation to the Board based on its evaluation, and determining compensation for executives other than the CEO. This Committee ensures that compensation design and practices do not encourage undue risks. The Compensation Committee reviews and administers the supplemental retirement arrangements (other than registered pension plans) for the executive team and all of our equity-based incentive plans. The Committee’s mandate also includes oversight of executive compensation policies, health and safety policies, procedures and compliance, business continuity and disaster recovery planning, and certain aspects of our approach to business ethics and corporate conduct.

Membership

The current membership of the Compensation Committee is as follows:

Name	Independent

John Lacey (Chair)	Yes

Micheline Bouchard	Yes

Ray Chan	Yes

Stockwell Day	Yes

Mary Jo Haddad	Yes

Prior to May 6, 2016, John Butler was a member of the Compensation Committee and held the role of Committee Chair. Effective May 6, 2016, John Lacey became Chair of the Compensation Committee, a position he also held from 2002 to 2007. On May 12, 2017, John will step down as Chair and Mary Jo Haddad will become Chair of the Compensation Committee. However, John will remain on the Compensation Committee for one more year to allow for continuity and support. As noted on page 6, Micheline Bouchard will be retiring from the Board in May 2017.

In accordance with the Compensation Committee’s terms of reference, all members of the Committee are required to be independent. Furthermore, the Board has determined that all members of the Compensation Committee meet the compensation committee independence requirements of the New York Stock Exchange (NYSE). This Committee has a formal policy limiting the number of currently serving CEOs of public companies on the Committee to no more than one-third of its members. None of the members of the Committee are currently serving as CEOs of other companies, other than personal holding companies.

Members of the Compensation Committee have a range of complementary skills in areas such as human resources, corporate governance, risk assessment, public company leadership and board experience, which allow them to make effective decisions on our compensation practices. All of the Compensation Committee members have served in executive capacities, in cabinet or senior political positions, or on compensation committees with other public issuers and, through those roles, have acquired direct experience relevant to their responsibilities in reviewing and considering executive compensation. The following is a brief description of the experience of each current member of this Committee that is relevant to the performance of his or her responsibilities as a member of the Committee:

•          John Lacey – John is currently a director of Brookfield Business Partners (formerly Chairman, Brookfield Private Equity Fund) and is a seasoned executive who also acts as consultant to the Chairman of the Board of George Weston Ltd. John has a total of 10 years of service on TELUS’ Compensation Committee, including six years as its Chair, and has also served on the compensation committee of the Canadian Imperial Bank of Commerce. As a result, he has extensive expertise in governance and compensation practices and programs.

•          Micheline Bouchard – Micheline is an experienced executive and director. She is currently a member of the compensation committee of the Public Sector Pension Investment Board and served as the chair of the compensation committee of Harry Winston Diamond Corporation (now Dominion Diamond Corporation) from 2008 to 2013. Micheline has had organizational exposure to human resources issues through her previous roles as a senior executive and is knowledgeable in areas such as governance and regulatory requirements, the development and oversight of compensation programs, and pension-related matters. She has been a member of the Compensation Committee since 2009 and is also a member of our Pension Committee.

TELUS 2017 INFORMATION CIRCULAR • 43

•          Ray Chan – Ray has more than 30 years of experience in the oil and gas industry, and has held several senior executive positions, including as CFO and CEO. He is currently chair of Baytex Energy Corp. and is a director of TORC Oil & Gas Inc., as well as a member of its compensation committee. Ray also served on the compensation committee of the TMX Group Inc. Through his executive roles, Ray has been involved in a variety of compensation matters such as the development and financial analysis of compensation plans and leadership succession planning. Ray has been a member of the Compensation Committee since 2013 and is also a member of our Audit Committee.

•          Stockwell Day – Now a strategic consultant and advisor, Stockwell enjoyed a successful political career for over 30 years, serving in senior roles with the Government of Alberta and holding various positions in the federal government including Leader of the Official Opposition, Minister of Public Safety, Minister of International Trade, Minister for the Asia-Pacific Gateway, senior Minister responsible for British Columbia and President of the Treasury Board. In these roles, Stockwell gained experience in governance and was responsible for the oversight of senior-level executive compensation. Stockwell has been a member of the Compensation Committee since 2013 and Chair of our Pension Committee since May 7, 2015.

•          Mary Jo Haddad – Mary Jo has more than 30 years of experience in the healthcare industry in Canada and the U.S. In 2013, she retired as President and CEO of The Hospital for Sick Children (SickKids) in Toronto, a position she had held since 2004. As CEO, she established compensation framework programs and policies for SickKids. She is also a member of the compensation committee of Toronto-Dominion Bank and various non-profit organizations. Mary Jo became a member of the Compensation Committee in 2016 and is also a member of the Corporate Governance Committee.

Further information about the Compensation Committee members can be found under Director biographies starting on page 8.

Meetings

The Compensation Committee meets at least once each quarter and reports to the Board on its activities. The matters reviewed at each quarterly meeting are based on the Committee’s mandate and annual work plan. At each meeting, the Committee also holds an in-camera session without management present and an in-camera session with only the executive compensation consultant present. The Committee Chair meets by teleconference with the executive compensation consultant before each quarterly Committee meeting and at other times on an as-needed basis. The Compensation Committee also holds an in-camera session with the Executive Vice-President (EVP), People and Culture and Chief Human Resources Officer at each meeting. The Compensation Committee held a total of five meetings in 2016.

Compensation Committee advisors

The Compensation Committee has retained Meridian as its independent executive compensation consultant. Meridian provides counsel to boards and management on executive and board compensation. The Committee first retained Meridian in 2010. The mandate of the executive compensation consultant is to serve the Company and to work for the Compensation Committee in its review of executive compensation, including advising on the competitiveness of pay levels, executive compensation design issues, market trends and technical considerations. The nature and scope of services provided by Meridian to the Compensation Committee in 2016 included:

•          Market pay analyses and trends for executive compensation, including pay analyses for the CEO and Executive Leadership Team (ELT)

•          An independent risk assessment of pay policies and practices

•          Ongoing support with regard to the latest relevant regulatory, technical and accounting considerations impacting executive compensation and executive benefits programs, including proxy disclosure

•          Advice on the comparator group used for benchmarking compensation

•          Advice on CEO and ELT compensation

•          Advice on the development of the corporate scorecard metrics and on adjustments to the scorecard results

•          Preparation for, and attendance at, Compensation Committee meetings and selected management meetings, including meetings with the Chair of the Compensation Committee.

44 • TELUS 2017 INFORMATION CIRCULAR

COMMITTEE REPORTS

As an independent advisor, Meridian does not receive direction from the Compensation Committee to perform the above services in any particular manner or under any particular method. The Chair of the Committee approves all invoices for executive compensation work performed by Meridian. This Committee has the authority to hire and terminate Meridian as its executive compensation consultant and is responsible for determining the scope of services performed by Meridian. It assesses Meridian’s performance annually and approves a letter of engagement each year.

Meridian also assisted in determining a comparator group and gathering market information regarding director compensation in 2016, which the Corporate Governance Committee used in making its recommendation for directors’ compensation. The Corporate Governance Committee also used this information to make its recommendations for compensation of the independent Chair of the Board.

Meridian is required to obtain prior approval from the Compensation Committee Chair (or his or her delegate) for any material work for the Company or members of management, other than or in addition to compensation services provided in connection with our directors or executive officers. In 2016, the only services Meridian provided to TELUS or our directors or management were executive and director compensation services.

Executive and director compensation related fees

The following table lists the fees billed by Meridian for the past two years.

Type of work	2016 ($)	2015 ($)
Services related to determining director
and executive officer compensation	269,663	368,221
All other fees	Nil	Nil
Total	269,663	368,221

Highlights

Succession planning

Executive succession planning is fully integrated with the Company’s overall strategic planning process, which covers all management positions to ensure the development of a strong talent pipeline.

In 2016, the Committee invested significant time focusing on the succession planning process and discussing the CEO and ELT positions. In addition, the top talent and future leaders across the organization were reviewed. The Compensation Committee leveraged the strategic framework that has been in place for over a decade and is used as the best-in-class model at all levels across the Company.

All ELT succession plans were reviewed with the Committee. They highlighted immediate and emergency or interim successors, as well as a deep pipeline of next generation leaders. Top talent successors were candidates with extensive expertise, an understanding of our culture and proven track records in a number of key roles across our business. In line with our diversity and inclusiveness goals, the strong leadership pipeline also reflected the diversity of our customers, communities and team members.

Given the material impact of CEO succession, and that it is one of the highest priorities for the Board, succession candidates for this role were discussed with the entire Board in great detail. Candidates for the CEO position were assessed relative to their leadership capabilities, sustained operational results and proven ability to drive strategy. The Board and CEO recommended additional development opportunities, mentorship and enhanced responsibilities to accelerate candidates’ growth. The Board’s review of the succession plan for the CEO is also discussed on page 20.

The CEO and Board were able to leverage the results of the rigorous succession planning efforts at the time of John Gossling’s departure with the promotion of the named successor, Doug French, as Executive Vice-President and Chief Financial Officer.

Performance-contingent RSUs payout factors

The Committee approved the payout factors associated with the performance-contingent restricted stock units (RSUs) that were granted in 2014 and vested on November 20, 2016 for the ELT, and provided its recommendation to the Board for the CEO. Further information about the performance-contingent RSUs and payout awards can be found on page 77.

TELUS 2017 INFORMATION CIRCULAR • 45

Additional highlights

In addition, the Compensation Committee took the following actions in 2016 (or with respect to 2016 performance) in accordance with its annual work plan:

CEO

•          Reviewed and recommended to the Board for approval the granting of long-term incentive (LTI) awards to the CEO (in respect of 2016 performance) where 50 per cent of the LTI granted is time-vested and 50 per cent is performance-contingent (see page 59 for details)

•          Reviewed and approved the corporate goals and objectives relevant to CEO compensation (personal performance objectives and corporate scorecard)

•          Reviewed and approved the 2016 corporate scorecard (targets at the beginning of the year and the final scorecard multiplier after year-end)

•          Assessed the performance of the CEO, with the input of the Board

•          Reviewed and recommended to the Board for approval the size of the performance bonus profit-sharing pool allocation for the CEO

•          Reviewed and recommended to the Board for approval the CEO’s compensation, based on its evaluation of his performance and its review of the form and adequacy of compensation, as well as a consideration of market trends and data

•          Approved the replacement of the ratio of CEO total direct compensation to total customer connections with a more recognized best practice of comparing the CEO total direct compensation to that of the second highest paid named executive officer (NEO), and concluded that the CEO total direct compensation should be no greater than four times that of the next highest paid NEO

•          Reviewed and approved the expenses of the CEO and his office staff

•          Received an update on the CEO’s share ownership relative to target

•          Reviewed and approved the process governing the payout of the first performance-contingent RSUs

•          Reviewed and approved the associated payouts resulting from the approved payout factors in respect of the 2014 performance-contingent RSUs that vested in 2016

•          Reviewed and recommended to the Board for approval the performance criteria for performance-contingent RSUs granted in respect of 2016 performance.

Executive Leadership Team (ELT)

•          Recommended to the Board for approval the appointment of Doug French as EVP and CFO

•          Reviewed and recommended to the Board for approval the aggregate dollar amount of RSU awards for the ELT (in respect of 2016 performance) where 50 per cent of the RSUs granted are time-vested and 50 per cent are performance-contingent

•          Reviewed the degree of “stretch” in the financial goals on the corporate scorecard for compensation purposes and validated the measures relative to financial reporting

•          Reviewed and recommended to the Board for approval the proposed appointment of individuals as executives and as corporate officers of the Company

•          Reviewed and approved the 2016 corporate scorecard (targets and final scorecard multiplier)

•          Reviewed the compensation philosophy and guidelines for executives by assessing (i) the linkage of the executive compensation philosophy and incentive plans to the Company’s financial and non-financial performance and business strategy, and (ii) the alignment with our employee compensation philosophy

•          Reviewed and approved an independent assessment conducted by Meridian of the following key compensation parameters to determine the extent to which there are appropriate mitigation safeguards in place: pay philosophy and governance, pay structure, performance metrics/measurement and risk mitigation practices. The Compensation Committee concluded that our compensation practices do not encourage undue risk-taking

•          Reviewed and approved the selection of a Canadian comparator group for benchmarking executive compensation and the selection of a U.S.-based telecom comparator group used as a secondary reference, as identified by Meridian

•          Reviewed and approved the appropriate compensation for executives other than the CEO, considering market trends and data

•          Reviewed the CEO’s evaluation of the performance of each executive

•          Reviewed and approved the compensation of individual executives other than the CEO (including bonus, executive performance stock units (EPSUs), salary and LTIs), after considering the evaluation and recommendations of the CEO and applying the Company’s compensation philosophy as described on page 52

46 • TELUS 2017 INFORMATION CIRCULAR

COMMITTEE REPORTS

•          Received updates on the Share ownership of each ELT member relative to the established ownership target

•          Reviewed and approved the performance criteria for the performance-contingent RSUs granted in respect of 2016 performance

•          Reviewed and approved the associated payouts resulting from the approved payout factors in respect of the 2014 performance-contingent RSUs that vested in 2016

•          Reviewed and approved the process governing the payout of the first performance-contingent RSUs.

Equity plans

•          Reviewed and recommended to the Board for approval the total spend on annual grants of RSUs to management below the ELT level under the Restricted Stock Unit Plan for 2016 performance

•          Approved the total annual grants of EPSUs to ELT members and to management (management performance stock units or MPSUs) under the Performance Stock Unit Plan for 2016 performance

•          Reviewed and recommended to the Board for approval the replenishment of a discretionary pool of RSUs that the CEO has the authority to grant to non-executive management for reward, retention and recognition purposes, subject to the parameters specified by the Compensation Committee

•          Monitored the actual 2016 discretionary grants under the Restricted Stock Unit Plan to certain members of non-executive management for reward, retention or recognition purposes

•          Received reports on the status of the option share reserves.

Governance

•          Approved the engagement agreement with Meridian

•          Reviewed and approved the Compensation Committee’s annual work plan

•          Received regular updates from management and the compensation consultant on compensation matters, and considered proposed and new Canadian and U.S. regulatory requirements, as well as evolving best practices on executive compensation matters

•          Conducted a review of all components of TELUS executive compensation

•          Received compliance reports on a quarterly basis from the Respectful Workplace Office

•          Received compliance reports on a quarterly basis in respect of business ethics at the Company, conducted an annual review of our code of ethics and conduct and recommended changes to the Board for approval

•          Considered reports on our business continuity, including work stoppage, pandemic and disaster recovery plans

•          Reviewed reports on employee health and safety programs and results

•          Approved the annual work plan, budget and fees of the executive compensation consultant and conducted an annual assessment of its performance and independence

•          Received an annual labour relations update from management

•          Received an annual team engagement update from management

•          Reviewed and amended various executive policies with minor language changes only.

Public disclosure

•          Reviewed and approved for publication this report of the Compensation Committee, and the compensation discussion and analysis that follows.

TELUS 2017 INFORMATION CIRCULAR • 47

Executive compensation at TELUS

Contents
	Page		Page

Report to Shareholders	49	At-risk pay: Other considerations	62

Compensation discussion and analysis		2016 actual compensation paid to named
Board oversight	52	executive officers	63
Compensation philosophy	52	Performance graph and CEO compensation	72
Alignment to corporate strategy	52	Clawback policy	73
Risk versus reward	52	Share ownership requirement	73
Annual performance bonus pool	53	Executive shareholdings and total equity summary	74
Total compensation approach	53	Conclusion	74

Total compensation at a glance	54	Executive compensation summary
Benchmarking	55	Summary compensation table	75
Components of executive compensation	56	Incentive plan awards	77
• Base salary methodology	56	Benefits and perquisites	77
• At-risk incentive pay components	56	TELUS Pension Plan	78
At-risk pay: Annual performance bonus	57	Employment agreements	80
At-risk pay: Medium-term incentives	59	Indebtedness of directors and officers	86
At-risk pay: Long-term incentives	59

48 • TELUS 2017 INFORMATION CIRCULAR

EXECUTIVE COMPENSATION AT TELUS

Report to Shareholders

To our Shareholders,

At TELUS, our goal is to share information that is clear and relevant with our Shareholders, and will help you both understand and evaluate our compensation program. We invite you to review the following information to gain a greater understanding of our executive compensation decisions in 2016.

Our philosophy

Our overall philosophy for executive compensation, which has remained consistent since 2000 in line with our corporate growth strategy, is simple – we pay for performance. We believe that executive compensation should have a direct connection to the actual contribution of our executives to the achievement of our overall business results and corporate success. Linking executive pay to actual performance ensures their compensation is aligned with shareholder value.

We create this alignment by targeting 75 per cent of an Executive Vice-President’s (EVP’s) compensation at risk and 85 per cent of the President and Chief Executive Officer’s (CEO’s) compensation at risk. The at-risk pay includes an annual performance bonus (paid in cash), executive performance stock units (EPSUs) and restricted stock units (RSUs). Both EPSUs and RSUs are tied to the price of the Company’s Shares; the EPSUs are linked to medium-term results and the RSUs are linked to long-term results. The remaining 25 per cent of an EVP’s targeted pay and the remaining 15 per cent of the CEO’s targeted pay are fixed (base salary).

In February 2017, we granted long-term incentive (LTI) awards consisting of 50 per cent time-vested RSUs and 50 per cent performance-contingent RSUs for 2016 performance. The performance-contingent RSUs vest based on two performance criteria:

•           Weighted at 75 per cent, a relative external metric, namely relative total shareholder return (TSR), as compared to the incumbent telephone companies within the MSCI World Telecommunications Services Index (MSCI World Telecom Index)

•           Weighted at 25 per cent, an absolute internal metric, total customer connections, achieved against a three-year target.

LTI awards continue to be performance-differentiated and are granted based on the executive’s in-year performance and future potential. The Board deems this performance-based approach to granting LTIs to be a best practice in contrast to LTIs typically granted on market benchmarks only.

Aligning compensation to corporate strategy

The TELUS team remains focused on the delivery of our national growth strategy and six strategic imperatives (see page 52), which have guided our efforts since 2000. To further advance our strategy, each year we establish corporate priorities (see page 52).

To align executive compensation with our corporate strategy, we have a direct link between an executive’s performance against the achievement of our strategic imperatives and corporate priorities – and their pay. The named executive officers’ (NEOs’) targets are a combination of our corporate scorecard targets weighted at 80 per cent of their annual performance bonus and personal performance objectives weighted at 20 per cent of their annual performance bonus. Targets are part of a multi-year business plan and are aligned to our longer-term goals. This same target methodology is used for granting the medium-term EPSU awards.

With the LTI awards, 50 per cent of the LTI is based on our performance on relative shareholder return and growth of customer connections as directed by our corporate priorities. See page 52 for more information on linkage and page 54 for more information on compensation mix.

Strong governance and appropriate risk-taking

We believe that a good compensation program is defined by two key features: strong governance and appropriate risk-taking by executives to create value for shareholders. Below are some of the governance practices, policies and inherent design elements of TELUS’ compensation program that help to manage and mitigate risk in executive compensation:

•           Caps on payouts and threshold performance levels for the short, medium and long-term incentives prevent excessive payouts and act as a disincentive to excessive risk-taking

•           Stringent share ownership requirements for our executives

•            CEO – seven times base salary

•            EVPs – three times base salary

•           An anti-hedging policy prohibits the hedging of equity grants

•           A clawback policy allows the Company to recoup an executive’s incentive compensation in the event of a material misrepresentation or material error in the financial statements, misconduct and overpayment of incentives attributable to the restated financials; this applies to new agreements with executives

•           Targets for performance metrics in the corporate scorecard are stress-tested and generally made more difficult to attain each year to promote continuous stretch and performance improvement year over year

•           Fifty per cent of LTIs are subject to performance-vesting criteria that are tied to shareholder and corporate success as previously outlined – relative TSR and total customer connections (a reflection of our number one corporate priority of putting customers first)

•           LTI awards are also performance-differentiated and granted

•           A double trigger is a default requirement prior to equity vesting in a change of control situation in our Management Option Plan, Restricted Stock Unit Plan and Performance Stock Unit Plan

•           Individual performance objectives are tied to a strong team culture, which precludes individual executives from acting unilaterally without clear executive leadership team knowledge, involvement or approval.

TELUS 2017 INFORMATION CIRCULAR • 49

We have an insider trading policy that prohibits directors, officers, executives and other senior managers from engaging in short selling or trading in puts, calls or options in respect of TELUS securities. This prohibition includes all forms of hedging and monetization of equity awards before vesting. We also require directors and officers to notify the Chief Legal and Governance Officer prior to engaging in any trading of TELUS securities.

Ensuring equitable compensation across the organization

TELUS’ pay practices are aligned at and below the executive level. We also use the following methodologies in considering equitable compensation:

•           We ensure overall annual increases to base salary for the executive team are relatively aligned with increases to base salary for positions below the executive level

•           For 2017 and 2018, CEO and ELT base salaries will be frozen in alignment with the salaries of all TELUS team members (except as noted for Doug French on page 66)

•           All employees in the organization share in the achievement of corporate success through participation in a common profit-sharing performance bonus pool that may increase based on growth in our earnings before interest and taxes (EBIT) and/or corporate scorecard results

•           We use a common methodology (personal value-add assessment model or PVAAM) throughout the organization to assess performance

•           Increased responsibility in any team member’s role and a subsequent promotion is accompanied by a change in pay as appropriate

•           We use benchmarking compensation data, along with other relevant factors such as internal equity and strategic significance of the role, to develop a base salary range and a total compensation target for all positions across the organization; for roles governed by collective bargaining the job assessment and compensation ranges are dictated by the terms of the negotiated collective agreement

•           CEO pay is managed in relation to the second highest paid NEO, so that CEO pay is no more than four times greater than the total direct compensation associated with the second highest paid NEO. This reflects an executive compensation best practice.

Highlights of 2016 performance and CEO compensation

For TELUS, 2016 was a year of many accomplishments. Our team seized exciting opportunities and rose above numerous challenges, to deliver strong results and drive tremendous outcomes for the benefit of our customers, Shareholders and communities. Our continued focus on putting customers first and executing on our proven strategy generated solid operational and financial performance in 2016, including the following achievements:

•           The consistent execution of our strategy has continued to deliver strong results in the face of many competitive and economic challenges. TELUS’ share price increased from $38.26 to $42.75 in 2016. In addition, shareholders saw $1.84 of dividends declared per share. When including the reinvestment of dividends from our industry-leading dividend growth program, our shareholders enjoyed a total return of 17 per cent in 2016.

•           Since December 31, 2011, our total shareholder return of 81 per cent has exceeded the return of the Toronto Stock Exchange (TSX) by

32 percentage points and was 25 percentage points ahead of the shareholder returns of our global peers (as measured by the MSCI World Telecom Index).

•           We continued to build on our track record of being a leader in total shareholder returns among our peers. Since the beginning of 2000 through to early 2017, TELUS has generated a total shareholder return of 373 per cent. This is number one in the world among our incumbent telecom peers and compares favourably to the total return for the S&P/TSX Composite Index of 181 per cent and the MSCI World Telecom Index of negative four per cent, outpacing our next closest global peer by 62 percentage points. During the 14 multi-year time periods since 2000, for the years ending from 2004 until today, TELUS’ total shareholder return was number one in the world versus our incumbent peers 12 times, and has surpassed the second place finisher by an average of 38 percentage points over those 12 times.

•           In 2016, we achieved three of our four consolidated targets. We achieved consolidated revenue growth of 2.4 per cent, while earnings before interest, taxes, depreciation and amortization (EBITDA) – excluding restructuring and other costs grew by 4.9 per cent. Basic earnings per share (EPS) decreased by 10 per cent, while, excluding the immediately vesting transformative compensation expense recorded in the fourth quarter of 2016, EPS increased by 6.6 per cent. Capital expenditures exceeded our target due to a continued focus on investments in our broadband infrastructure. (EBITDA is a non-GAAP measure and does not have a standardized meaning under IFRS-IASB. See Section 11 of Management’s discussion and analysis in our 2016 annual report for definitions.)

•           We maintained our leadership position in customer loyalty, achieving a postpaid wireless churn rate of less than one per cent for 13 of the last 14 quarters, significantly better than our competitors.

•           We concluded an agreement in May with Baring Private Equity Asia (Baring Asia), a global investment firm with more than $13 billion in international investments, under which it acquired a minority 35 per cent interest in TELUS International. The agreement enables TELUS International to leverage Baring Asia’s deep Asian market presence and worldwide experience and tap into its global network to further expand our operations in future years. The transaction valued TELUS International at an impressive $1.2 billion.

•           In 2016, we surpassed one million premises in 86 communities across B.C., Alberta and Quebec that are now ready to connect to our world-leading fibre optic network, TELUS PureFibre™. TELUS PureFibre customers have access to TELUS Internet 150/150, which offers symmetrical Internet (150 Mpbs up and 150 Mbps down) service. TELUS was the first major provider in Canada to offer equivalent upload and download speeds.

•           We reached new multi-year collective agreements with our three principal unions, reinforcing stability and certainty for the business and our team members.

In a year characterized by economic slowdown in key markets and increased competitive and market activity, compensation for 2016 reflected solid corporate performance against targets that resulted in a corporate scorecard multiplier of 0.80, compared to 0.73 for 2015.

50 • TELUS 2017 INFORMATION CIRCULAR

EXECUTIVE COMPENSATION AT TELUS

CEO 2016 total direct compensation and total compensation

Darren Entwistle Total direct compensation (TDC)[1]	2016 TDC ($)	2015 TDC ($)	2016/2015 $ change	2016/2015 % change
Base salary	1,375,000	1,375,000	–	–
Performance bonus	678,483	683,349	(4,866)	(0.7)
EPSU	678,483	643,729	34,754	5.4
RSU	9,500,000	9,400,000	100,000	1.1
Total direct compensation	12,231,966	12,102,078	129,888	1.1

1           Includes base salary, annual performance bonus, EPSUs and the grant value of RSUs.

The total direct compensation for Darren in 2016 was $12,231,966, representing an increase of $129,888 or 1.1 per cent over his total direct compensation in 2015, while Shareholders realized a 17 per cent total return (including reinvested dividends) in 2016. The increase in Darren’s 2016 compensation was primarily due to a slightly higher LTI award for Darren compared to the amount he was awarded last year. While his base salary has remained flat, his LTI award increased by $100,000, partly offset by a lower annual performance bonus and slightly higher EPSU grant, as shown in the table above. The changes in bonus and EPSU awards in 2016 reflect higher corporate and individual multipliers that were offset by a smaller available performance bonus pool for 2016.

CEO total compensation

The following graph shows a comparison of CEO total compensation from 2012 through 2016. For 2014, this is a blended amount of Darren’s total compensation and Joe Natale’s (who served as CEO for part of 2014) total compensation, pro-rated for the number of calendar days that each held the CEO role. In 2016, Darren’s total compensation increased by $373,035 or three per cent, as compared to his compensation in 2015. A number of factors contributed to this modest increase, including a slightly higher EPSU and RSU award and a higher pension value. Refer to the Summary compensation table on page 75 for more details.

1           Includes the EPSU grants that were awarded in cash from 2012 to 2016 for Darren Entwistle.

2016 named executive officer compensation

Total direct compensation for the NEOs (including the CEO) increased by $1,372,487 or 5.6 per cent over 2015, in contrast to the total shareholder return of 17 per cent enjoyed by investors. The overall increase in NEO compensation is attributable to several factors, including:

•           An increase of $2,500,000 in LTIs, reflecting outstanding accomplishments and a slight increase of $13,182 in the EPSU award

•           Offset by decreases of $1,091,512 in the base salary amounts (as the former CEO’s base salary was included in 2015, but not in 2016) and of $49,183 in the performance bonus amounts, given a smaller performance bonus pool in 2016 than in 2015.

Total compensation (including all other compensation and pension) for all of the NEOs decreased in 2016 by $10,574,972 or 27.8 per cent when compared to 2015. This overall decrease is attributable to the factors mentioned above as well as the factors below, including:

•           Lower pension values in 2016 in the overall amount of $4,944,000

•           Lower other compensation values of $7,003,459, which were primarily attributable to former CEO Joe Natale’s transition payment in 2015.

Further details on the compensation paid to our CEO and other NEOs are available starting on page 75.

Conclusion

We are firmly committed to providing you with comprehensive and relevant information regarding our executive compensation program. We encourage you to review the following pages, which provide a much more detailed explanation of our methodologies and the actual pay of our executives. We invite you to give any direct feedback to your Board at board@telus.com.

Sincerely,

John Lacey

Chair, Human Resources and Compensation Committee

On behalf of the TELUS Board of Directors

TELUS 2017 INFORMATION CIRCULAR • 51

Compensation discussion and analysis

The following is a discussion of TELUS’ executive compensation program. It includes information relating to our philosophy and approach to executive compensation, the methodologies and market research we use in determining compensation, and the actual compensation paid to executives for their 2016 performance.

Board oversight

The Human Resources and Compensation Committee (the Compensation Committee) is responsible for reviewing and approving the compensation arrangements of EVPs and for reviewing and recommending to the Board for approval the compensation arrangements of the CEO.

Compensation philosophy

TELUS pays for performance. We establish a clear and direct linkage between compensation and the achievement of business objectives – in the short, medium and long-term – by providing an appropriate mix of fixed versus at-risk compensation, and immediate versus future income linked to our Share price performance.

The Compensation Committee’s primary focus is to maintain an executive compensation program that supports the achievement of three objectives:

•           To advance our business strategy

•           To enhance our growth and profitability

•           To attract and retain the key talent necessary to achieve our business objectives.

The Compensation Committee utilizes both a market-based and performance-based approach to compensation. An executive’s compensation is based on his or her personal performance, together with corporate performance and position relative to competitive market compensation data.

Alignment to corporate strategy

In 2000, we developed a national growth strategy founded on our strategic intent – to unleash the power of the Internet to deliver the best solutions for Canadians at home, in the workplace and on the move. Our six strategic imperatives guide our team as we work together to advance our national growth strategy, including:

•           Focusing relentlessly on the growth markets of data, IP and wireless

•           Providing integrated solutions that differentiate TELUS from our competitors

•           Building national capabilities across data, IP, voice and wireless

•           Partnering, acquiring and divesting to accelerate the implementation of our strategy and focus our resources on our core business

•           Going to market as one team, under a common brand, executing a single strategy

•           Investing in internal capabilities to build a high-performance culture and efficient operation.

We establish corporate priorities each year to help guide our actions. For 2016, these priorities included:

•           Delivering on TELUS’ future friendly brand promise by putting customers first, enhancing reliability and pursuing global leadership in the likelihood of our clients to recommend our products, services and people

•           Elevating our winning culture for sustained competitive advantage, with the world’s most engaged team

•           Continuing to enhance our operational efficiency, effectiveness and reliability

•           Increasing our competitive advantage by expediting the build of reliable, client-centric networks and through technology leadership

•           Driving TELUS’ leadership position in our chosen business, public sector and international markets

•           Advancing TELUS’ leadership position in healthcare information management.

Our 2016 corporate scorecard metrics (see page 67) and the personal performance objectives (PPOs) of our executives (see page 69) are directly linked to achieving these priorities.

Risk versus reward

Our compensation program incorporates many elements that are intended to ensure our compensation practices do not encourage excessive or inappropriate risk-taking. In addition to the practices we outlined in our Report to Shareholders on page 49, we also have the following in place:

•           At target, only 12.5 per cent of an EVP’s pay (annual performance bonus) is tied to short-term results, with 50 per cent being tied to LTIs, which include RSUs and/or options. For the CEO, only nine per cent of pay is tied to short-term results, with 67 per cent being tied to LTIs

•           The annual performance bonus is based on a percentage of EBIT, ensuring that payouts are based on profitability

•           We require all of our executives to own TELUS Shares (with a market value that is three times the annual base salary for EVPs and seven times the annual base salary for the CEO). Furthermore, we do not include options, EPSUs or RSUs when calculating share ownership. If an executive does not meet this guideline, 50 per cent of his or her net equity award (after taxes) must be taken in Shares for any equity vesting and held until the share ownership requirement is met, unless the executive pursues other means of meeting the share ownership guideline as approved by the Compensation Committee

•           Fifty per cent of LTI awards are subject to performance-vesting criteria

•           There is a requirement to hold a number of Shares equal to the share ownership requirement for one year following retirement.

52 • TELUS 2017 INFORMATION CIRCULAR

EXECUTIVE COMPENSATION AT TELUS

An important part of the Compensation Committee’s risk oversight activities is a mandatory annual review of the linkage between our pay practices and risk. In 2016, Meridian Compensation Partners LLC (Meridian), the Compensation Committee’s independent executive compensation consultant, was engaged to provide an external perspective. Meridian concluded that there are appropriate measures in place that mitigate or balance any potential for undue risk-taking. Meridian based its assessment on a scorecard that reviewed 51 dimensions across the following four categories:

•           Pay philosophy and governance

•           Pay structure

•           Performance metrics/measurement

•           Risk mitigation practices.

After considering the results of the assessment, the Compensation Committee did not identify any risks arising from the Company’s compensation policies and practices that would be reasonably likely to have a material adverse effect on the Company.

Annual performance bonus pool

Annual performance bonuses for the entire TELUS team, including the CEO, are drawn from a collective profit-sharing pool. Benefits of the profit-sharing pool include:

•                   Affordability – The size of the annual bonus pool is linked to EBIT, ensuring that the payout is always affordable

•                   Transparency – The methodology we use provides a transparent and easily understandable approach for team members and Shareholders

•                   One team, one goal – All team members share proportionately in the risks and rewards of the profit-sharing pool. By taking a collective approach and not focusing on each individual business unit, we strengthen our goal of fostering a collaborative culture, supported by a profit-sharing mindset across the Company.

We selected EBIT as the measure for calculating the size of the bonus pool because we believe it is a fair and accurate representation of TELUS’ profit that team members can help to influence, and it measures the effectiveness of our return on capital investments by accounting for depreciation and amortization.

In 2016, the Compensation Committee and the Board set the size of the profit-sharing pool at 8.25 per cent of EBIT, a decrease from the previous year of 9.25 per cent. At 8.25 per cent of EBIT, the pool methodology effectively lowers the EVPs’ annual cash bonus and EPSU at target payout from 50 per cent to 41 per cent of base salary, and the CEO’s cash bonus and EPSU at target payout from 60 per cent to 49 per cent of base salary. For 2017, the Compensation Committee and the Board set the size of the profit-sharing pool at 8.0 to 8.5 per cent of EBIT, which remains approximately the same as last year. This percentage for the purposes of the 2017 annual performance bonus is driven by affordability and the continued focus on funding strategic investments. The Board’s longer-term goal is to move gradually toward a fully funded performance bonus program in alignment with the market.

Total compensation approach

TELUS takes a holistic approach to executive compensation. A summary of our complete compensation program is on page 54.

Key compensation elements

The key components of direct compensation for EVPs are fixed base salary, making up 25 per cent of the executive’s targeted compensation, and variable at-risk compensation, making up the remaining 75 per cent. This 25/75 split reflects TELUS’ commitment to pay for performance. CEO compensation is set at 15 per cent fixed base salary and 85 per cent variable at-risk compensation. The targeted percentages of annual performance bonus and EPSU awards are adjusted further based on affordability.

The at-risk compensation includes short-term performance bonuses (paid in cash to reward annual performance), medium-term incentives (paid in EPSUs to reward performance in the medium term or approximately three years) and LTIs (paid in RSUs and/or stock options to retain the executive and reward performance over the long term). The following charts show the targeted mix of fixed and at-risk compensation for EVPs and the CEO.

1           Amounts for the CEO include EPSU grants made in cash.

Also considered as part of the Company’s total compensation program are benefits and perquisites, as well as retirement benefits. See page 78 for details.

TELUS 2017 INFORMATION CIRCULAR • 53

Total compensation at a glance

Component	Targeted % of total	Description

Direct compensation
Fixed base salary	CEO 15 EVP 25

Annual base salary – cash

•   Ranges are established for each position based on the market, with the mid-point of the range being set at the market median. Executives are targeted to be paid at the mid-point.

At-risk compensation	CEO 9 EVP 12.5

Annual performance bonus - cash

•   Fifty per cent of base salary at-target for EVPs and 60% of base salary for the CEO, subject to affordability based on a profit-sharing pool (for EVPs, 8.25% of EBIT for 2016 providing an at-target payout that is more reflective of approximately 41% of base salary versus 50%; and for the CEO, approximately 49% of base salary versus 60%)

•   Tied to corporate and individual performance, with corporate performance given 80% weighting

•   Corporate performance is determined using a corporate scorecard

•   Individual performance is determined by an assessment of performance against individual pre-stated annual objectives; for the CEO in 2016, individual performance was assessed against the CEO’s PPOs (see page 69)

•   Corporate and individual performance metrics can lead to payouts of zero (for substandard performance) to no more than 200% (for exceptional performance)

•   The CEO approves the executives’ individual performance objectives and the Compensation Committee approves the CEO’s performance objectives.

CEO 9 EVP 12.5

Annual medium-term incentive – EPSUs

•   Fifty per cent of base salary at-target for EVPs and 60% of base salary for the CEO, subject to affordability based on the profit-sharing pool (for EVPs, 8.25% of EBIT for 2016 providing an at-target payout that is more reflective of approximately 41% of base salary versus 50%; and for the CEO, approximately 49% of base salary versus 60%)

•   Determined in the same way as the annual performance bonus, but linked to Share price performance. If the Share price has declined during the performance year, the target award is reduced by the same percentage that the Share price has declined, however, if the Share price has increased during the performance year, there is no corresponding increase to the award

•   EPSUs vest at a rate of one-third every year over just under three years and encourage the executives to drive shareholder value over the medium term (provided in cash to the CEO given his shareholdings).

CEO 67 EVP 50

Annual long-term incentive - RSUs and/or stock options

•   This award may consist of a mix of RSUs and/or stock options and has often been divided evenly in terms of dollar value between RSUs and stock options. For the past six years, however, the annual grant to the CEO and executives has consisted of RSUs only

•   In respect of 2016 performance, the executives’ RSU awards consist of 50% time-vested RSUs and 50% performance-contingent RSUs (see page 59)

•   The size of grants to executives is differentiated based in part on their performance and future potential (performance granting), as measured by their PVAAM, which is based on

•   Results achieved

•   Leadership

•   Retention risk

•   Value to strategy

•   The size of the grant is also based on market benchmarking

•   Options have a term of seven years and cliff-vest three years from the grant date. They also tie payouts to future Share price performance, which encourages executives to drive shareholder value over the longer term

•   RSUs cliff-vest in just under three years.

Indirect compensation

Benefits and perquisites

•   A competitive executive benefits program, including comprehensive annual health assessments for the executives and their spouses

•   Vehicle, executive healthcare, telecommunications benefit and flexible perquisite plan.

Retirement benefits

•   Registered defined benefits plan and Supplemental Retirement Arrangement (SRA) consistent with market practice. The SRA arrangements for all NEOs are described on page 78

•   In some cases, may also be a registered defined contribution (DC) plan and DC supplementary plan for designated employees.

54 • TELUS 2017 INFORMATION CIRCULAR

EXECUTIVE COMPENSATION AT TELUS

Benchmarking

Highlights

•           We select a Canadian comparator group made up of competitors and companies in other Canadian industries of comparable complexity and size to benchmark compensation ranges and levels

•           We also use a U.S.-based comparator group as a secondary reference point

•           Benchmarking results are size-adjusted, when required, to the Company’s revenues

•           The lists of companies in the comparator groups are reviewed and updated annually by the Compensation Committee

•           The comparator groups used for 2016 compensation were changed as disclosed below.

Selection of comparator group

Each year, the Compensation Committee reviews and selects a comparator group for benchmarking purposes, with input from the executive compensation consultant and management. The comparator group is made up of competitors of TELUS and companies in other

Canadian industries of appropriate size compared to that of the Company, with executive positions of similar scope and complexity, and with which TELUS would compete for executive talent in the marketplace. We also aim to include companies with strong financial results and governance practices. To ensure we do not overestimate compensation practices, benchmarking results are size-adjusted to the Company’s revenues using statistical analysis.

Typically, we consider an appropriate range for the size of companies included in our comparator groups to be approximately one-third to three times TELUS’ total revenues, depending on the availability of strong industry comparators. All of the companies in our 2016 Canadian comparator group used for benchmarking purposes are within or close to this range in relation to TELUS’ 2015 annual revenue. Companies included in the 2016 Canadian comparator group had revenues ranging from $3.9 billion to $45.7 billion (based on 2015 revenues), with an average of $15.1 billion and a median of $12.2 billion, compared to TELUS’ revenue of $12.5 billion in 2015. The comparator group used for 2016 compensation is outlined in the table below and was identical to the comparator group used in 2015. For 2017, the comparator group remains unchanged.

Canadian comparator group used for benchmarking

Agrium Inc. (fertilizers and agricultural chemicals)	Loblaw Companies Limited (food retail)
BCE Inc. (telecommunications services and media)	Potash Corp. of Saskatchewan Inc. (fertilizers and agricultural chemicals)
Canadian National Railway Company (railroads)	Quebecor Inc. (telecommunications services and media)
Canadian Tire Corporation (general merchandise)	Rogers Communications Inc. (telecommunications services and media)
Cenovus Energy Inc. (oil and gas exploration and production)	Shaw Communications Inc. (telecommunications services)
CGI Group Inc. (IT consulting and systems integration)	Suncor Energy Inc. (integrated oil and gas)
Enbridge Inc. (oil and gas storage and transportation)	Teck Resources Limited (diversified metals and mining)
Encana Corporation (oil and gas exploration and production)	Thomson Reuters Corp. (publishing)
Finning International Inc. (trading companies and distributors)	TransCanada Corporation (oil and gas storage and transportation)

Recognizing the increasing competitiveness of the telecommunications industry and the global talent pool available at the executive level, the Compensation Committee also approved the continued use of a U.S.-based telecommunications comparator group. This group is not directly used for benchmarking, but serves as a source of secondary data in assessing executive compensation against market data.

TELUS 2017 INFORMATION CIRCULAR • 55

As noted above, we typically consider an appropriate range for the size of companies included in our comparator groups to be approximately one-third to three times TELUS’ total revenues, depending on the availability of strong industry comparators. All of the companies included in our 2016 U.S.-based comparator group fall within this range, except for Sprint Corp. and T-Mobile US Inc., which have revenues that are slightly greater. The companies included in the 2016 U.S.-based comparator group had revenues ranging from U.S.$4.0 billion to U.S.$32.9 billion (based on

2015 revenues), with an average of U.S.$14.3 billion and a median of U.S.$8.2 billion. The comparator group for 2016 is outlined in the table below and was identical to the comparator group used in 2015 except for two companies: we removed Time Warner Cable as it was acquired by Charter Communications and the combined (pro forma) organization would have more than three times TELUS’ revenue; and we removed CableVision Systems as it was acquired by Altice Group and is no longer publicly traded. U.S. Cellular was added to replace these two companies.

U.S.-based comparator group used as secondary reference for benchmarking

CenturyLink Inc	Sprint Corp.
Frontier Communications Corp.	T-Mobile US Inc.
Level 3 Communications Inc.	Telephone and Data Systems Inc.
Liberty Global Plc.	U.S. Cellular
Motorola Solutions Inc.	Windstream Holdings Inc.
Qualcomm Inc.

Benchmarking process

The Compensation Committee reviews and benchmarks TELUS’ compensation mix and total proposed compensation for its executives against the data from the Canadian comparator group to ensure we are providing competitive compensation. To obtain a secondary reference point, the Compensation Committee then assesses the proposed compensation against the data from the U.S.-based comparator group.

The Compensation Committee also benchmarks and considers against the same Canadian comparator group the value of the other elements of an executive’s total compensation, such as benefits, retirement programs and perquisites.

Throughout the process, the Compensation Committee engages and receives expert advice from the compensation consultant, who conducts surveys and provides competitive data and market trends, and the Committee also considers any management recommendations that may be offered. The benchmarking data, along with other relevant factors, such as internal equity and the strategic significance of each role, are used to develop a base salary range and a total compensation target for each executive position, as well as the appropriate mix of benefits and perquisites. In keeping with our pay-for-performance approach, actual compensation is measured against the benchmark data but is driven by an executive’s performance.

Components of executive compensation

Base salary methodology

At TELUS, we target base salary at the 50th percentile of the Canadian comparator group. We then make adjustments to individual base salaries that we consider appropriate to recognize the executives’ varying levels of responsibility, prior experience, breadth of knowledge, overall individual performance and internal equity, as well as the pay practices of companies in the comparator group. The Compensation Committee considers and approves base salaries of the executives, while the Board approves the CEO’s base salary based on the Compensation Committee’s recommendations.

At-risk incentive pay components

At-risk incentive pay consists of three components:

•   Annual performance bonus (cash)

•   Medium-term incentives (EPSU awards)

•   Long-term incentives (RSU and/or option awards)

•   Fifty per cent time-vested

•   Fifty per cent performance-contingent.

The following information outlines how the at-risk components are determined and delivered.

56 • TELUS 2017 INFORMATION CIRCULAR

EXECUTIVE COMPENSATION AT TELUS

At-risk pay: Annual performance bonus

Methodology

The annual performance bonus is designed to reward the achievement of business objectives in the short term by providing immediate income in cash. According to our benchmarking, other companies target cash bonuses for their executives at 100 to 125 per cent of base salary; at TELUS, our annual performance bonus equals 50 per cent of the annual base salary for at-target performance for EVPs and 60 per cent of the annual base salary for at-target performance for the CEO (subject to affordability). This element of pay is calculated based on individual and corporate performance and, to better reflect affordability and continued focus on funding strategic investments, on a profit-sharing pool. For 2016, the profit-sharing pool was set at 8.25 per cent of EBIT, providing a reduced payout that is more reflective of approximately 41 per cent of an EVP’s base salary (at target) versus 50 per cent and approximately 49 per cent of the CEO’s base salary (at target) versus 60 per cent.

Each executive’s annual performance bonus is determined using the following formula. Each element in the formula is explained in the steps outlined below.

8.25% of 2016 EBIT	x	Executive’s personal portion of bonus pool	x	Corporate scorecard multiplier 0 to 200%	x	80% (corporate weighting)

8.25% of 2016 EBIT	x	Executive’s personal portion of bonus pool	x	Individual multiplier 0 to 200%	x	20% (individual weighting)

Annual performance bonus

To determine the annual performance bonus for each executive, we follow a four-step process:

•           Step 1: Determine the profit-sharing pool size and each executive’s personal portion of the pool

•           Step 2: Assess corporate performance as measured by the corporate scorecard results

•           Step 3: Assess the individual’s performance as measured by his or her results and leadership

•           Step 4: Calculate the annual performance bonus award based on the above payout formula.

Step 1: Determine the profit-sharing pool size and each executive’s personal portion of the pool

At the start of each year, the Board and the Compensation Committee approve the size of the profit-sharing pool for the executives, which was 8.25 per cent of EBIT for 2016.

Each executive’s personal portion of the 2016 profit-sharing pool is determined by the following formula:

Executive’s 2016 base salary
x performance bonus target %
2016 base salary of all eligible participants
including the executives
x performance bonus target % of all eligible participants
including the executives

TELUS 2017 INFORMATION CIRCULAR • 57

Step 2: Assess corporate performance as measured by corporate scorecard results

Corporate performance is measured through the results of TELUS’ corporate scorecard. This is determined at the end of the performance year by rating the extent to which we have met or exceeded our targets for each metric set at the start of the year. Our 2016 metrics measured achievements in three areas: customers first, profitable growth and efficiency, and employee engagement. See page 67 for details on the 2016 corporate scorecard and our results.

Setting objectives

The objectives in our corporate scorecard are set each year and approved by the Compensation Committee at the beginning of the year. Financial metrics in the objectives are largely set based on targets that meet or exceed the annual budget approved by the Board.

The key aspects of the target-setting process include:

•    Selecting measurable and auditable performance metrics

•           Ensuring that, as a general principle, the threshold target for any metric (yielding a 0.5x multiplier) exceeds the actual result on that metric in the previous year. The target (yielding a 1.0x multiplier) for any budget-related metric is generally set at or above the corresponding number in the corporate budget approved by the Board

•           Stress-testing the current year’s targets against the prior year’s scorecard to determine year-over-year continuous improvement. When the 2016 targets were run through the 2015 corporate scorecard for stress-test purposes, the multiplier was 1.15x. In comparison, the 2015 corporate scorecard multiplier was 0.73x, clearly indicating that the 2016 targets represented a significant year-over-year uplift in targeted performance in comparison to the 2015 targets

•           Ensuring that the targets and stretch targets that are used to determine when these objectives have been met or exceeded are clearly set out in the corporate scorecard

•           Ensuring that all performance metrics are tied to the Company’s strategic imperatives and corporate priorities.

Step 3: Assess the individual’s performance as measured by results and leadership

Individual performance is measured against the personal objectives of each executive and the leadership skills demonstrated by that executive (the PPOs).

The PPOs of the CEO consist of strategic and operational objectives that support TELUS’ 2016 corporate priorities, the CEO’s personal priorities that align with TELUS’ strategic intent and imperatives, and TELUS’ long-term goals for 2018, as well as any other goals that may be set by the Compensation Committee.

The PPOs of each executive support the PPOs of the CEO and primarily consist of the strategic and operational objectives from the CEO’s PPOs that relate to the business unit led by that executive, as well as any other goals that are set by the CEO.

The Compensation Committee, with input from the Board, reviews the CEO’s performance and his leadership against the strategic plan, the corporate priorities, the corporate scorecard and his PPOs. Input from Board members regarding the CEO’s performance is obtained by the Chair of the Compensation Committee, who, approximately 10 days before the meeting of the Compensation Committee at which members will assess the performance of the CEO, invites members to provide him or her with their comments or observations in writing regarding the CEO’s performance. In particular, feedback is requested with respect to each of the four categories of PVAAM: results achieved, leadership, retention risk and value to strategy. Information on how to assess the categories is given to each Board member. Once the first two categories of PVAAM (results achieved and leadership) are determined, the Compensation Committee recommends an individual multiplier based on a range specific to the PVAAM result. See page 61 for further details regarding PVAAM. The CEO also assesses the personal performance results achieved by each executive and his or her leadership against their PPOs and leadership values.

Step 4: Calculate the annual performance bonus based on the payout formula

In the fourth step, the Compensation Committee reviews the CEO’s assessment of each executive’s performance, along with his recommendations on the executive’s individual multiplier, and determines the annual performance bonus of each executive using the formula on page 57. The Compensation Committee, with input from the Board as it relates to the CEO, assesses the personal performance results achieved by the CEO and his leadership. Based on this assessment, the Committee determines an individual multiplier and, along with the multiplier applicable to the corporate balanced scorecard, recommends to the Board for approval the annual performance bonus of the CEO, based on the formula on page 57.

The relative weight that corporate and individual performance has in determining a team member’s annual performance bonus depends on the individual’s organizational level and ability to influence the Company’s overall performance. In the case of the executives, including the CEO, the weightings are 80 per cent on the corporate component and 20 per cent on the individual component.

Payout on corporate or individual performance can range from zero for substandard performance to a maximum of 200 per cent for exceptional performance. This approach ensures that the at-risk incentive pay reflects actual performance and requires truly outstanding results to deliver payments exceeding the target award.

58 • TELUS 2017 INFORMATION CIRCULAR

EXECUTIVE COMPENSATION AT TELUS

At-risk pay: Medium-term incentives (EPSUs)

Methodology

Medium-term incentives are paid in the form of EPSUs under the Performance Stock Unit Plan. EPSUs are designed to reward the achievement of our business objectives in the medium term (up to three years) by providing future income that is linked to Share price performance. We achieve this by pegging the value of EPSUs to the value of Shares (which further aligns the interest of executives with those of Shareholders) and paying them out over approximately three years on a schedule pursuant to which one-third of the EPSUs vest each year. We believe this medium-term incentive, targeted at 50 per cent (for EVPs) or 60 per cent (for the CEO) of annual base salary, is more aligned to shareholder interests. Deferring and linking this portion of executive compensation to Share price performance also distinguishes us from other companies that target bonuses for executives at 100 to 125 per cent of base salary and pay them entirely in cash.

To determine this award, we start with the amount of the annual performance bonus and apply the following formula:

EPSU award =	The dollar value of the annual performance bonus
The higher of the Share price at
the beginning of the year or at year-end[1]

1           Determined using the weighted average price of Shares listed on the TSX for the 15 trading days immediately preceding either January 1 or December 31 of the immediately preceding fiscal year, whichever is higher.

Any decline in the value of Shares of the Company over the performance year directly reduces the value of the executive’s EPSU award, despite the fact that performance objectives for the year may have been met. If an executive resigns, all unvested EPSUs are forfeited. See page 91 for a description of the key terms of the Performance Stock Unit Plan.

The Compensation Committee approves EPSU awards to executives annually following its review of the CEO’s assessment of each executive’s performance, while the EPSU award to the CEO is approved by the Board annually upon the recommendation of the Compensation Committee.

At-risk pay: Long-term incentives

(RSU and/or option awards)

Methodology

LTIs can be awarded in the form of RSUs and/or options granted under the Restricted Stock Unit Plan and the Management Option Plan, respectively. Since February 2011, they have been provided in the form of RSUs. The RSUs and/or options are designed to promote retention and reward the achievement of business objectives in the longer term (three years and beyond) by providing future income that is linked to performance.

The key features of the LTIs are as follows:

•           They are generally provided in the form of RSUs that typically cliff-vest in just under three years from the grant date, and/or options that have a seven-year term.

•           The value of RSUs and/or options (when granted) are pegged to the value of the Shares. Options are granted at an exercise price not less than the market value of the Shares on the date of the grant, determined in accordance with the Management Option Plan. The Compensation Committee (for EVPs) and the Board (for the CEO) approves a dollar value for the grants of RSUs. They are then converted into units based on the market value of the Shares at the time of the grant, determined in accordance with the Restricted Stock Unit Plan. See page 92 for details.

•           The size of these awards, which are usually determined at the beginning of the fiscal year in respect of the previous year’s performance, is based on an executive’s performance in the previous year and the executive’s future potential, as measured using the Company-wide PVAAM, and compared against market compensation information. The Compensation Committee also takes into account grants made in the previous three years and the vesting schedule of such grants when determining new grants and the size of such grants. The Compensation Committee considers the number of unvested LTIs in place to assess retention risk and as a comparator for granting future LTIs that are based on performance.

•           Since February 2014, half the value of the overall LTI award to executives is in the form of performance-contingent RSUs and half is in the form of time-vesting RSUs.

Performance-contingent incentives

The performance-contingent RSUs provide for a performance period of three years (starting October 1) and cliff-vest at the end of the three-year performance period. Accordingly, for performance-contingent RSUs granted in February 2017 in respect of 2016 performance, the three-year period is October 1, 2016 to September 30, 2019 for a payout (if warranted) in November 2019.

The two performance metrics are:

•              Relative TSR, weighted at 75 per cent, compared to the incumbent telephone companies within the MSCI World Telecom Index

•              Total customer connections, weighted at 25 per cent against a three-year target.

TELUS 2017 INFORMATION CIRCULAR • 59

The following chart outlines the breakdown of LTIs for an executive’s grant (with the percentages reflecting the amount that each component represents of the total dollar value of the grant):

Performance-contingent LTI	Total customer connections	12.5%
	Relative TSR	37.5%
Time-vested LTI		50.0%

Relative total shareholder return

The Compensation Committee believes that relative TSR over a three-year period compared to the more than 25 incumbent telcos in the MSCI World Telecom Index is an appropriate metric upon which to base the payout of an LTI as it enhances the alignment of our executives’ pay with Shareholder interests. It is also consistent with prevalent and/or leading market practices and is a reliable and accurate measurement of our ability to create Shareholder value in relation to other public companies, as we acknowledge that telecom investors have a choice as to where they want to invest.

Weighted at 75 per cent, payouts could range from zero (if TELUS ranks below the 45th percentile) to 200 per cent (if TELUS ranks at or above the 90th percentile). The following chart depicts the payout scale:

Total customer connections

Total customer connections is an internal, absolute metric that directly supports our top corporate priority to put customers first. This metric measures our ability to organically grow our customer connections, retain our current customers and attract customers from our competitors with outstanding customer service and new products and applications. It includes residential wireline network access lines (NALs) and wireless, Internet and TELUS TV connections, but excludes machine-to-machine connections and, for 2016, business NALs. The metric is based on a three-year forecast, which in the case of the grant in respect of 2016, is for the period October 1, 2016 to September 30, 2019. The forecast is approved by the Compensation Committee. While we disclosed the targets for this metric of our performance-contingent LTI program in 2014, we feel that continuing disclosure would enable our competitors to reverse-engineer our year-over-year targets and any changes in this regard, thereby providing insight on our strategic business plans that is not in the best interests of our Shareholders and that would seriously prejudice our Company in the intensely competitive market in which we operate. Shareholders can have confidence in knowing that this performance-contingent incentive is structured in the same manner as it was in 2014 and that both the Compensation Committee and the Board are confident that the degree of difficulty for this year’s customer connections threshold, target and stretch goal is equal to the degree of difficulty established in 2014. The metric is weighted at 25 per cent, with payouts ranging from zero to 200 per cent. A minimum level of performance results in a payout of 50 per cent of target. At-target performance results in a payout of 100 per cent of target, and two times the stretch goal results in the maximum payout of 200 per cent of target.

Payout calculation methodology

Upon vesting, the payout for each metric will be calculated using the following formula:

Number of share units at vesting (including reinvested dividends)
x share price at the time of vesting
x performance multiplier for that metric
= payout award

The following chart illustrates the payout award if an executive is granted an LTI award of $1 million, assuming a Share price of $40 at the time of grant and a Share price of $45 at vesting. The chart also assumes that the performance multiplier is 100 per cent for each of the two performance metrics. Figures do not include additional RSUs equivalent in value to the dividends paid on the Shares, which would enhance the value of the award.

60 • TELUS 2017 INFORMATION CIRCULAR

EXECUTIVE COMPENSATION AT TELUS

LTI component	Performance element	Grant value	No. of RSUs granted at $40	Vesting value with Share price at $45[1]	Performance multiplier	Pre-tax payout value
Time-vested RSUs	Not applicable	$500,000	12,500	12,500 x $45 = $562,500	Not applicable	$562,500
Performance- contingent RSUs	TSR (75% weight)	$375,000	9,375	9,375 x $45 = $421,875	60th percentile ranking = 100% payout	$421,875
	Total customer connections (25% weight)	$125,000	3,125	3,125 x $45 = $140,625	Assume on-target 100% payout	$140,625
Total		$1,000,000				$1,125,000

1           This figure is for the purpose of illustration only and is not a forward-looking statement, target or guidance.

Assessing individual performance with PVAAM

As the size of the awards is differentiated based on individual executives’ current performance and future potential, our LTIs are performance-granted, in addition to 50 per cent of the award being subject to vesting performance criteria. PVAAM is the assessment tool used to evaluate each employee’s performance, including each executive’s performance in the previous year and their future potential. Executives are assessed against the four categories described in the following table – results achieved, leadership, retention risk and value to strategy – and are awarded a score from one to five in each of the four categories.

PVAAM
Performance		Potential
Results achieved The extent to which the executive has achieved results based on PPOs	Leadership The extent to which the executive has exhibited leadership skills (through living and championing the TELUS values)	Retention risk The potential cost and impact of a departure by the executive	Value to strategy The value that the executive brings to achieving TELUS’ strategy

In both the results achieved and leadership categories, performance is ranked out of five as follows: well above average (five), above average (four), average (three), below average (two) and well below average (one).

In the retention risk category, retention risk is classified as: very high (five), high (four), average (three), low (two) and very low (one). An executive is awarded a score based on the following considerations:

•           Opportunities in the internal or external market or how sought-after the skills set or experience of the executive is in the marketplace relative to his or her peers

•           How easily replaceable the skills set or experience of the executive is in the marketplace relative to his or her peers

•           How costly it would be to replace the executive relative to his or her peers.

In the value to strategy category, an executive is awarded a score from one to five as a measure of the executive’s potential for growth and strategic contribution. A score of five would indicate the executive has a very high value in respect of the realization of the Company’s strategy over the years ahead, with scores from four to one, respectively, indicating that the executive’s value in respect of the Company realizing its strategy over the years ahead is high, medium, low or very low. The following factors, relative to the executive’s peers, are considered:

•           The expertise of the executive in his or her current role or discipline

•           The capacity of the executive to take on broader assignments in his or her current role

•           The capacity of the executive for promotion

•           The ability of the executive to lead or mentor others beyond the expectations of his or her current role

•           The ability of the executive to apply strategic thinking beyond the expectations of his or her current role

•           The ability of the executive to actively integrate his or her work with other initiatives across the business

•           The ability of the executive to apply a level of decision-making beyond the expectations of his or her current role.

TELUS 2017 INFORMATION CIRCULAR • 61

The total score received by an executive as a result of these evaluations is then used to determine the PVAAM category in which the executive will be placed. The five PVAAM categories are as follows:

PVAAM category	Total score
Crucial resource	18 to 20
Key player	16 to 17
Highly valuable contributor	14 to 15
Solid talent	12 to 13
Build capabilities/ performance manage	Less than 12

The dollar value of any LTI awards paid to executives, including the CEO, will be aligned with our overall compensation philosophy, which is that compensation should be both performance-based and market-based. The following model is used for granting LTIs based on individual performance and potential, and market position relative to total direct compensation (base salary + annual performance bonus + EPSU awards + RSU/option awards).

PVAAM category	Total direct compensation (percentile of comparator group)
Crucial resource	At or about the 75th percentile
Key player	At or about the 60th percentile
Highly valuable contributor	At or about the 50th percentile
Solid talent	Below the 50th percentile
Build capabilities/ performance manage	n/a

Awards can range from zero for executives with a PVAAM score below 12 to an amount that would put the total direct compensation at or near the 75th percentile of the comparator group for an executive who is a crucial resource to the Company. Ranges are established for each PVAAM category and for each position based on market benchmarking. Our LTI awards are performance (and future potential) differentiated and granted, which we deem to be a leading practice and preferable to LTI grants based exclusively on market benchmarks. Our practice provides for performance-based differentiation that reflects corporate and individual performance.

For the CEO, RSU and option grants require Board approval upon the recommendation of the Compensation Committee. For executives other than the CEO, the CEO first recommends to the Compensation Committee the total value of RSUs and/or options to be granted to each executive and the Compensation Committee, after considering the CEO’s recommendation, then recommends to the Board the total value of RSUs and options to be granted in the aggregate to all executives. The Compensation Committee approves individual grants to EVPs.

The aggregate dollar amount for the annual grants of options and RSUs to non-executive management is approved by the Compensation Committee, but the individual grants are approved by the CEO.

At-risk pay: Other considerations

As described above, our compensation practices are robust and involve the consideration of a number of internal and external performance measures consistent with our pay-for-performance philosophy. The Compensation Committee retains the authority to reduce or supplement compensation determined by our practices in exceptional circumstances.

62  • TELUS 2017 INFORMATION CIRCULAR

EXECUTIVE COMPENSATION AT TELUS

2016 actual compensation paid to named executive officers

Named executive officers (NEOs)

The NEOs for 2016 are:

•    Darren Entwistle, President and CEO

•    Doug French, EVP and Chief Financial Officer (CFO) (who has served as CFO from May 16, 2016)

•    Josh Blair, Chief Corporate Officer; EVP, TELUS Health; President, Business Solutions West; and Chair, TELUS International

•    Eros Spadotto, EVP, Technology Strategy

•    David Fuller, EVP and President, TELUS Consumer and Small Business Solutions

•    John Gossling, former executive who served as CFO until May 16, 2016.

Darren Entwistle – President and CEO

As CEO, Darren is responsible for the Company’s strategy and leading the development and execution of business and operating plans. He is committed to advancing our focus on putting customers first and further developing the strength of the TELUS team culture. Darren served as President and CEO for 15 years, becoming the longest-serving CEO among global incumbent telecom companies. In May 2014, Darren became the Executive Chair of the Company, a position he held until August 2015 when he resumed the role of TELUS’ President and CEO.

2016 key results	Compensation (as at December 31)	2016 ($)	2015 ($)	2014 ($)

•        Continued to progress our track record of delivering impressive shareholder returns since 2000 with a 373% total shareholder return to early 2017, number one in the world among our incumbent telecom peers. This compared favourably to the return of the S&P/TSX Composite Index at 181% and the MSCI World Telecom Index at negative four per cent

•        Achieved a postpaid wireless churn rate of less than one per cent in all four quarters of 2016 and in 13 of the last 14 quarters

•        Returned more than $1.2 billion to share-holders in 2016, including $1.07 billion in dividends paid and $169 million in share purchases

Base salary	1,375,000	1,375,000	1,375,000

Annual performance bonus	678,483	683,349	794,017

EPSUs (provided in cash given his shareholdings)	678,483	643,729	794,017

LTI – RSUs	9,500,000	9,400,000	6,000,000

Total direct compensation	12,231,966	12,102,078	8,963,034

Change from previous year	1%	35%	–

Share ownership

Required level	Number of shares held	Share price (Dec 31, 2016)	Total value	Multiple

7x base salary	249,133	$42.75	$10,650,436	7.7x

TELUS 2017 INFORMATION CIRCULAR • 63

Doug French – EVP and CFO

Doug leads a team that includes Financial Reporting and Analysis, Finance Operations, Treasury, Investor Relations, Risk Management, Revenue Assurance, Taxation, Pension Investment Management and Corporate Development. Doug joined TELUS in 2000 upon the acquisition of Clearnet Communications Inc., where he had worked since 1996.

2016 key results	Compensation (as at December 31)	2016 ($)	2015[1] ($)	2014[1] ($)

• Issued U.S.$600 million of senior unsecured notes with a 10-year maturity at 2.80%, marking our first U.S. dollar long-term debt offering since 2001 • Progressed the streamlining of our cost structure and operational efficiency initiatives	Base salary	431,096	306,301	273,334

Annual performance bonus	151,568	116,225	118,110

EPSUs/MPSUs	124,843	42,108	48,342

LTI – RSUs	2,100,000	650,000	220,000

Total direct compensation	2,807,507	1,114,634	659,786

Change from previous year	152%	69%	–

Share ownership

Required level	Number of shares held	[2]	Share price (Dec 31, 2016)	Total value	Multiple[3]

3x base salary	4,730	$42.75	$202,208	0.4x

1 Not an officer in these years. 2 Doug has until 2022 to reach the share ownership target. 3 Measured against his annualized base salary of $500,000.

Josh Blair – Chief Corporate Officer; EVP, TELUS Health; President, Business Solutions West; and Chair, TELUS International

Josh leads TELUS Health and is the Chair of TELUS International, as well as being President of TELUS Business Solutions West. He also serves as TELUS’ Chief Corporate Officer, supporting the Board on selected activities and priming relationships with many of TELUS’ external stakeholders. Josh joined predecessor company BC TEL in 1995.

2016 key results	Compensation (as at December 31)	2016 ($)	2015 ($)	2014 ($)

• TELUS International delivered strong double-digit year-over-year growth in revenue and EBITDA • Concluded an agreement with Baring Asia for the private equity firm to acquire a minority 35% interest in TELUS International,which was valued at an impressive $1.2 billion • TELUS Health secured multiple ground-breaking agreements in 2016 with the Governments of B.C., Yukon and Saskatchewan	Base salary	650,000	637,500	600,000

Annual performance bonus	235,207	238,023	272,811

EPSUs	235,207	224,223	272,811

LTI – RSUs	3,500,000	2,200,000	2,100,000

Total direct compensation	4,620,414	3,299,746	3,245,622

Change from previous year	40%	2%	–

Share ownership

Required level	Number of shares held	Share price (Dec 31, 2016)	Total value	Multiple

3x base salary	170,020	$42.75	$7,268,355	11.2x

64 • TELUS 2017 INFORMATION CIRCULAR

EXECUTIVE COMPENSATION AT TELUS

Eros Spadotto – EVP, Technology Strategy

Eros provides technical thought leadership in advancing TELUS’ networks to sustain our competitive advantage through technology strategy, and also leads Network Strategy and Planning, Network Transformation, Procurement and the Chief Security Office. Eros joined TELUS in 2000 upon the acquisition of Clearnet Communications Inc., where he had worked since 1995.

2016 key results	Compensation (as at December 31)	2016 ($)	2015 ($)	2014 ($)

• Enabled TELUS to be the first company in Western Canada to offer 4K TV • Continued to evolve our 4G LTE and LTE advanced technologies to drive a superior customer experience and wireless leadership, including upgrading more than 700 network sites in Quebec and enabling over 2,000 cell sites with LTE spectrum • Earned top marks in wireless perfor- mance in J.D. Power’s 2016 Canadian Wireless Network Quality Study	Base salary	600,000	587,500	550,000

Annual performance bonus	212,180	208,707	233,534

EPSUs	212,180	196,606	233,534

LTI – RSUs	2,000,000	2,000,000	2,000,000

Total direct compensation	3,024,360	2,992,813	3,017,068

Change from previous year	1%	(1)%	–

Share ownership

Required level	Number of shares held	Share price (Dec 31, 2016)	Total value	Multiple

3x base salary	65,815	$42.75	$2,813,591	4.7x

David Fuller – EVP and President, TELUS Consumer and Small Business Solutions

David leads the Consumer and Small Business Solutions teams, which serve the wireless and wireline needs of our consumer and small business customers. His teams are responsible for providing innovative communications, information and entertainment solutions with a focus on end-to-end sales, marketing and customer service. David joined TELUS in 2004.

2016 key results	Compensation (as at December 31)	2016 ($)	2015 ($)	2014[1] ($)

• Earned an all-time high likelihood-to- recommend score in Consumer in the fourth quarter of 2016 • Generated strong wireless and wireline profitable growth as evidenced by our year-over-year postpaid average revenue per unit increase of 2.6% • Increased wireless EBITDA excluding restructuring and other costs margin to 42.2% and wireline EBITDA excluding restructuring and other costs margin to 28.6%	Base salary	593,750	569,384	498,904

Annual performance bonus	209,970	204,851	214,377

EPSUs	209,970	192,974	174,825

LTI – RSUs	2,000,000	2,000,000	2,200,000

Total direct compensation	3,013,690	2,967,209	3,088,106

Change from previous year	2%	(4)%	–

Share ownership

Required level	Number of shares held	[2]	Share price (Dec 31, 2016)	Total value	Multiple[3]

3x base salary	33,605	$42.75	$1,436,614	2.4x

1 Not an officer in 2014. 2 David has until 2020 to reach the share ownership target. 3 Measured against his annualized base salary of $600,000.

TELUS 2017 INFORMATION CIRCULAR • 65

2016 actual compensation mix

Compensation element and mix at target	Provided as	2016 actual for all EVPs (as a percentage of total direct compensation)	2016 actual for the CEO (as a percentage of total direct compensation)[1]

Annual base salary (fixed): 25% of total direct compensation / 15% for the CEO	Cash	18%	11%

Annual performance bonus (at risk): 12.5% of total direct compensation / 9% for the CEO	Cash	6.5%	5.5%

Annual medium-term incentive (at risk) 12.5% of total direct compensation / 9% for the CEO	EPSUs	6.5%	5.5%

Annual long-term incentive (at risk) 50% of total direct compensation / 67% for the CEO	RSUs	69%	78%

1   Darren was awarded his EPSUs in cash.

Overall total direct compensation for the executives ranged from just above the 50th percentile to above the 75th percentile of the selected comparator group.

2016 actual base salary compensation

The base salaries for some of the NEOs were increased effective April 1, 2016 (unless otherwise noted) as follows:

•    Darren Entwistle’s salary remained at $1,375,000 annually, unchanged since 2012. For six consecutive years, between 2010 and 2015, Darren received payment of his base salary net of taxes and withholdings in TELUS shares. To the best of our knowledge, this level of commitment for this duration is unprecedented in the Canadian corporate landscape

•    Doug French’s salary increased from $310,000 to $500,000 annually upon his appointment as EVP and CFO

•    Josh Blair’s salary remained at $650,000 annually

•    Eros Spadotto’s salary remained at $600,000 annually

•    David Fuller’s salary increased from $575,000 to $600,000 annually.

Doug’s salary was increased due to his appointment as EVP and CFO effective May 16, 2016, and was increased in February 2017 as part of the promotion plan agreed to in May 2016 given his performance in his new role. David’s salary was increased due to continued progression based on performance. Base salary increases were in line with the market for their positions.

For more details, see the Summary compensation table on pages 75 and 76. Overall, the base salaries paid to the CEO and EVPs were at the 50th percentile of the selected comparator group.

For 2017 and 2018, except as noted above, CEO and EVP base salaries will be frozen in alignment with the salaries of all TELUS team members. Unlike other TELUS team members, the CEO and EVPs did not receive any payments in connection with such salary freeze. The next year the CEO is eligible for a salary increase is 2019; the last increase to his salary was in 2012.

66 • TELUS 2017 INFORMATION CIRCULAR

EXECUTIVE COMPENSATION AT TELUS

2016 actual at-risk compensation

2016 corporate performance metrics and results

The following chart describes the corporate performance metrics and results included in the 2016 corporate scorecard.

Achieving performance at target would result in an overall multiplier of 1.0 on the corporate scorecard. The 2016 multiplier was 0.80 as described in the table below. Individual performance metrics and results for each NEO are discussed starting on page 71.

It should be noted that if a result for an index is below threshold, the principle of not paying for a result below threshold is applied at the individual metric level within the index and not at the index level (which is a composite result). An individual metric contained within the index may not be disclosed due to the competitive nature of the metric and the harm its disclosure may cause to TELUS.

Objectives	Performance metrics	Weighting	2016 threshold (0.5x)	2016 target (1.0x)	2016 stretch (2.0x)	2016 results	Payout multipliers
TELUS team	Team member engagement measured through a confidential survey conducted by a third party	10%	87%	88%	90%	Result was below threshold	0.00
Customers first	Net client additions index (wireless, TV, Internet and health sub-indices)[1]	10%	0.5	1.00	2.00	70%	0.07
	Client churn index (wireless, TV Internet and network access line losses)[1]	7.5%	0.5	1.00	2.00	55%	0.04
	Likelihood to recommend index[1]	15%	0.5	1.00	2.00	83%	0.12
	Reliability index[1]	10%	0.5	1.00	2.00	59%	0.06
	Corporate sustainability index[1]	2.5%	0.5	1.00	2.00	143%	0.04
Profitable growth and efficiency	Top-line profitable revenue growth ($ billions)[2]	10%	11.996	12.246	12.746	12.262	0.10
	Simple cash flow ($ billions)[3]	20%	1.672	1.822	2.122	1.830	0.21
	Earnings per share[4] (EPS)	15%	$2.38	$2.48	$2.68	$2.49	0.16
Multiplier							0.80

1    Internally developed indices made up from a composite of various benchmarks and standards, to measure our ability to attract and retain customers. The likelihood-to-recommend index provides survey results per customer segment; the reliability index measures service levels such as dropped call rates, access failure rates, minutes of outages, video quality, value for money scores, security measures, and systems quality and availability measurement metrics; and the corporate sustainability index measures TELUS’ commitment to the community, how we compared to other companies on the Dow Jones Sustainability Index and green metrics measuring our programs on energy consumption reduction, greenhouse gas emission and real estate efficiency. These indices are competitively sensitive and are not disclosed in detail.

2    Top-line profitable revenue is a non-GAAP measure and does not have a standardized meaning under IFRS-IASB. It is an accumulation of specific revenue categories that reflect the majority of reported revenue, which was $12.8 billion. It excludes net real estate gains and other one-time items. As a result, it was $12.262 billion.

3    Simple cash flow is a non-GAAP measure and does not have a standardized meaning under IFRS-IASB. It is defined as EBITDA less capital expenditures (excluding spectrum licences). For the purposes of the scorecard payout, simple cash flow (excluding net real estate gains and a one-time immediately vesting transformative compensation expense included in Other expense) was normalized to exclude capital expenditures in excess of the 2016 plan, which were associated with our decision to accelerate our investment in broadband technology and infrastructure across wireless and wireline operations, and to exclude the impact of the fires in Fort McMurray, as well as certain minor, one-time exogenous factors. As a result, simple cash flow was adjusted from $1.540 billion to $1.830 billion.

4    For the purposes of the scorecard payout, the basic EPS actual result was adjusted to exclude net real estate gains, the one-time transformative compensation expense recorded in Other expense and TELUS International minority interest to be consistent with the methodology used in arriving at the applicable threshold, target and stretch. In addition, basic EPS was normalized to remove other minor one-time exogenous factors. As a result, basic EPS was adjusted from $2.06 to $2.49.

We have not made any substantive changes to the primary components of the corporate scorecard (EPS, simple cash flow, and certain operational metrics on churn, customer additions, client experience excellence and team engagement) for the past several years. These metrics, however, are made more challenging each year as corporate scorecard thresholds (resulting in 50 per cent of the target payout) are generally set to exceed the previous year’s actual results. Furthermore, we test new scorecard targets by running them through the previous year’s results to ensure there is a substantial year-over-year improvement in productivity. When the 2016 targets were run through the 2015 corporate scorecard for stress-test purposes, the multiplier was 1.15x, whereas the 2015 corporate scorecard multiplier was 0.73x, clearly indicating that the 2016 targets represented a significant year-over-year increase of 58 per cent in targeted performance in comparison to the 2015 results.

TELUS 2017 INFORMATION CIRCULAR • 67

TELUS has had a standard practice in place since 2009 whereby the Chair of the Audit Committee and the Chair of the Compensation Committee review the results on the corporate scorecard approximately one week in advance of their respective quarterly meetings and facilitate a line-by-line reconciliation of the corporate scorecard metrics and results with the quarterly financial results. Any proposed adjustments to the corporate scorecard results for payout purposes are subject to this annual review. In approving the adjustments to the corporate scorecard results, the Compensation Committee sought an approach that was balanced and fair to the employees, as the corporate scorecard results drive the annual performance bonus of all employees participating in the program. The Committee decided it was appropriate to exclude negative and positive impacts of some events that could not have been anticipated when setting the targets or that resulted from in-year strategic decisions of senior management to achieve long-term benefits. Thus, the results were normalized as indicated in the footnotes above.

The corporate scorecard multiplier impacts 80 per cent of the annual performance bonus and EPSU award for each executive. The balance (20 per cent) reflects the individual performance multiplier. The 2016 corporate and individual performance multipliers, and the resulting impact on the value of the annual performance bonuses and EPSU awards (medium-term incentives) to all executives, are summarized in the table below.

	Corporate	Individual	Bonus award	EPSU award
	scorecard	performance	as % of	as % of
	multiplier	multiplier	base salary	base salary

CEO – At-target performance	1.00	1.00	60%	60%
CEO – Actual 2016 performance results	0.80	1.80	49%	49%
EVPs – At-target performance	1.00	1.00	50%	50%
EVPs – Actual average 2016 performance results	0.80	1.12	36%	35%

The overall annual performance bonus for the CEO was 49 per cent of his salary compared to at-target performance of 60 per cent, while for all EVPs this ranged from 35 to 37 per cent of their base salaries compared to at-target performance of 50 per cent. The individual performance multiplier for EVPs ranged from 1.00 to 1.30 for an average of 1.12.

Details for each component of compensation (annual performance bonuses, EPSU grants, option and RSU grants) that was awarded to each NEO are outlined below.

At-risk pay – Darren Entwistle, President and CEO

Individual performance

In assessing Darren’s individual performance in 2016, the Board and Compensation Committee considered the Company’s objectives and results achieved, Darren’s demonstrated leadership contributions and other factors that they considered relevant in the context of the Company’s performance in 2016. See page 58 for details regarding the process followed by the Compensation Committee to obtain input from each Board member on Darren’s performance.

In considering the Company’s achievements, the Compensation Committee reviews PPOs of the CEO. These strategic and operational metrics are the CEO’s personal priorities that align with our strategic intent and imperatives, our 2016 corporate priorities and our long-term goals. A number of these metrics are both Company-specific and industry-relative. The CEO uses these metrics (akin to an operating plan) to report to the Compensation Committee on performance each quarter and he shares these objectives with individual executives based on their portfolios. These metrics are also tied to targets and stretch targets and, like the corporate scorecard metrics, require improvements year over year.

As indicated previously, 80 per cent of Darren’s bonus and EPSU award is based on the corporate scorecard. The remaining 20 per cent is based on the evaluation by the Compensation Committee and the Board of his personal performance, which, in turn, depends on the achievement of his PPOs (the metrics referred to below), as well as the assessment of his leadership contributions and other strategic considerations. Some of the metrics that comprise the CEO’s PPOs are largely operational in nature and, therefore, highly competitively sensitive. In our view, disclosure of a number of these metrics (representing 30 per cent of his objectives, on a weighted basis) would seriously prejudice our Company in the intensely competitive market in which we operate, as they contain information valuable to our competitors regarding the Company’s 2016 and future financial, marketing and operating plans. These metrics relate to savings from cost reduction initiatives, broadband network and system reliability measures, various metrics relating to our fibre-optic deployment programs, lifetime revenue per client and TELUS Health revenue. Performance against these undisclosed metrics met or exceeded targets in many instances. We are relying on an exemption available under applicable securities laws from the requirement to disclose some of these metrics on the basis that their disclosure would seriously prejudice the Company’s interests. It should be stressed that these undisclosed metrics represent only approximately three per cent of the factors (corporate and individual) used to determine Darren’s bonus and EPSU award. We are able to disclose a subset of Darren’s PPO results, as shown in the following table, which, on a weighted basis, represent 70 per cent of his total PPOs.

68 • TELUS 2017 INFORMATION CIRCULAR

EXECUTIVE COMPENSATION AT TELUS

CEO’s personal performance objectives	2016 results

Team member engagement	Metric measures the conversion of nearly engaged team members to fully engaged. The result was below the PPO threshold
Customers likelihood to recommend TELUS

Metric measures our likelihood-to-recommend scores across our various customer segments. The results ranged from 67 to 79 per cent and, when combined, were above threshold but slightly below the PPO at target

Wireless average revenue per unit (ARPU)	Result of $64.89, excluding the impact of the 2016 opening wireless postpaid subscriber base adjustment, which was significantly above the PPO target but below the 1.5x stretch
Wireless ARPU growth rate, gap closure against peer[1]	The gap was above the PPO target and just below the 1.5x stretch
Cost of acquisition (COA)/cost of retention (COR) efficiency	Metric measures acquisition/retention efficiency as a percent of lifetime revenue. The result was slightly below the PPO threshold
COA/COR efficiency versus peer[1]	Metric measures COA/COR spend as a per cent of network revenue. The result was above the PPO target
Spectrum deployment index	Index measures the deployment of our LTE network. The result was 1.15, which was above the PPO target
Net wireline revenue-generating units (RGUs)	The result was below the PPO threshold
Net wireline RGUs versus peers[1]	Our share of net new wireline RGUs versus peers was 96%, which was below the PPO threshold
Primary healthcare client net additions index

Index measures our growth in primary healthcare and includes various metrics, including physician and pharmacy net additions, extended healthcare providers with eClaims, Pharma Space® users, personal health record users and home health monitoring annual enrollments. The result was 0.54, which was above the PPO threshold but below target

Innovation in primary care index

Index includes number of healthcare provider premises that subscribe to TELUS fibre-optic services, project milestones, number of regional launch sites and number of paying pharmacies signed up to e-prescribe. The result was 0.63, which was above the PPO threshold but below target

EBITDA[2] per full-time equivalent (FTE) employee and contractor	Metric measures total labour costs as a per cent of EBITDA – excluding restructuring and other costs. The result was 55.6%, which was above the PPO threshold but lower than the target
Wireline/wireless EBITDA margin per cent improvements versus peers (2016 over 2015)[1]	Our EBITDA margin was 36.7%, improving the gap to 6.1% when compared to the average margin for peers, resulting in a 2.00x multiplier, significantly exceeding the PPO target
Wave 3 profitable growth index

Index measures new incremental revenue streams (such as consumer and business Internet of Things services revenue, wireless machine-to-machine net additions, and data step-up and top-ups). The result was 0.64, which was above the PPO threshold but below aggressive targets

TELUS PureFibre penetration index	Index measures penetration levels against targets for multiple measures associated with TELUS’ fibre roll-out across our territories. The result was 1.31, which exceeded the PPO target

1           These metrics are calculated one quarter in arrears to ensure comparability with public disclosures of our peers.

2           EBITDA does not have any standardized meaning prescribed by IFRS-IASB. We have issued guidance on and report EBITDA because it is a key measure used to evaluate performance at a consolidated level and the contribution of our two segments. For definition and explanation, see Section 11 of Management’s discussion and analysis in the TELUS 2016 annual report. For the purposes of the corporate scorecard payout, EBITDA excludes real estate gains.

The targets for both disclosed and undisclosed performance metrics are generally made more challenging each year in order to promote continuous stretch and performance improvement year over year. As a general principle, the threshold target for any metric (yielding a 0.5x multiplier) must exceed the actual result on that metric in the previous year. The target (yielding a 1.0x multiplier) for any budget-related metric is generally set at or above the corresponding number in the corporate budget approved by the Board.

TELUS 2017 INFORMATION CIRCULAR • 69

2016 payout

Darren’s annual performance bonus and EPSU award were each determined using the formula outlined on pages 57 and 59. Based on corporate performance against targets and highly effective leadership, the Board, upon the recommendation of the Compensation Committee, awarded to Darren an annual performance bonus of $678,483, equal to 49 per cent of his base salary, and an EPSU award of $678,483, equal to 49 per cent of his base salary, in each instance against a target of 60 per cent. His individual multiplier was determined to be 1.80 compared to 1.65 in 2015. The Compensation Committee and the Board, when assessing his personal performance in 2016, considered, in addition to the results under his PPOs, his vision, performance against TELUS’ values, decisiveness and leadership in (i) responding to the highly competitive landscape and to the economic softness in Canada and, in particular, Alberta and delivering strong results in 2016 driven by both our wireless and wireline businesses, (ii) accelerating and implementing capital programs for the deployment of wireless and broadband networks, (iii) driving wireless leadership and many industry-leading operating results, such as churn and lifetime revenue per subscriber, (iv) delivering on shareholder-friendly initiatives, operational efficiency programs and our customers first priority as demonstrated, for example, by our churn and by TELUS receiving the fewest customer complaints of any national carrier by a substantial margin in the Commissioner for Complaints for Telecommunications Services’ annual report, (v) securing multi-year collective agreements with our three principal unions, reinforcing stability and certainty for the business and our team members, and (vi) securing an agreement with Baring Asia to acquire a 35 per cent interest in TELUS International. These achievements will underpin the Company’s performance in 2017 and beyond. The value of the EPSU award was equal to the annual performance bonus since the Company’s Share price increased during the 2016 performance year. In light of his holdings in Shares, the Compensation Committee recommended and the Board approved an all-cash payment of the EPSU award to Darren for the 2016 performance year, and accordingly, no additional EPSUs were granted to him. His bonus declined slightly from 2015 by one per cent due to a reduced performance bonus pool. However, Darren’s EPSU award increased by five per cent, as a result of higher corporate scorecard and individual multipliers, and due to the fact that the EPSU awards were not discounted as they were in 2015 due to the share price decline over that year.

Using PVAAM, the Board rated Darren’s individual performance and potential within the top two categories – key player/crucial resource (PVAAM score of between 16 and 20). Given the corporate performance in 2016 and Darren’s exceptional leadership, as described above, the Board awarded Darren LTIs totalling $9.5 million, of which 50 per cent were three-year time-vesting RSUs and 50 per cent were performance-contingent RSUs, subject to the performance criteria as outlined on page 60. The 2016 annual LTI grant was $100,000 higher than the amount he was awarded last year. Part of this grant was in recognition of Darren’s leadership in building TELUS International over the last 11 years, making it a leading global provider of customer service, IT and business process services to industry leaders across various sectors, including the telecommunications, utilities, high tech, gaming and finance sectors. TELUS International now has more than 25,000 team members located in Canada, the United States, Europe, Central America and Asia, serving clients in more than 35 languages. As well, the grant also recognized Darren’s leadership in developing the strategy for the conclusion of the agreement with Baring Asia and TELUS International. This agreement will enable TELUS International to leverage Baring Asia’s deep Asian market presence and worldwide experience and tap into its global network to further expand TELUS International’s operations in future years. Most importantly, the transaction valued TELUS International at an impressive $1.2 billion, a notable premium to our wireless and wireline trading multiple. This agreement enabled TELUS to invest the proceeds of approximately $600 million in the expansion and advancement of our broadband networks. The development of TELUS International and this agreement created significant value for TELUS Shareholders.

Based on this assessment, Darren’s total direct compensation (base salary + annual cash bonus + EPSUs + RSU/option awards) positions him above the 75th percentile of the market. For comparisons of CEO total direct compensation and total compensation to prior years, see page 51.

In addition, as disclosed on page 46, the Compensation Committee compared Darren’s compensation to that of the next highest paid NEO, and determined that it was no more than four times that of the next highest paid NEO. The Compensation Committee believes that this ratio addresses the reasonableness of CEO pay and the general structure of our compensation program as a whole and displays an appropriate level of pay for the next highest paid NEO. This ratio also aligns with our succession planning as it helps ensure that a successor with sufficient scope and breadth of role and leadership acumen would be within the succession planning horizon.

At-risk pay – Doug French, Josh Blair, Eros Spadotto and David Fuller

Individual performance

Each executive’s individual performance was measured by the extent to which his business unit contributed to the Company’s performance and by his leadership as assessed by the CEO.

As indicated previously, 80 per cent of an executive’s bonus and EPSU award is based on the corporate scorecard. The remaining 20 per cent is based on the evaluation by the CEO and the Compensation Committee of the executive’s performance, which, in turn, depends on achievement of his or her PPOs as well as the assessment of his or her leadership and other strategic considerations. Some of these metrics comprising the individual component are highly sensitive and are not disclosed. The undisclosed metrics represent a small portion and vary by individual in terms of the percentage of the corporate and individual factors used to determine their annual performance bonus and EPSU award. As part of their PPOs, the executives share in the 2016 operational metrics forming the CEO’s PPOs. The percentage of metrics shared with the CEO is outlined in the following table. Refer to At-risk pay – Darren Entwistle (page 68) for a discussion of how individual performance was assessed against these metrics. See page 69 for a discussion of the setting of the disclosed and undisclosed targets and their degree of difficulty.

70 • TELUS 2017 INFORMATION CIRCULAR

EXECUTIVE COMPENSATION AT TELUS

2016 payouts

Each executive’s annual performance bonus and EPSU award were determined using the formulas outlined on pages 57 and 59. Based on corporate performance against targets, as measured by the corporate scorecard, and effective personal performance and leadership, the Compensation Committee approved annual performance bonuses and EPSU awards as outlined below, all of which were lower than the target amount of 50 per cent of base salary. Using PVAAM, the CEO, with the approval of the Compensation Committee, rated each executive’s individual performance and potential. As a result, the Compensation

Committee awarded (based on performance) LTIs that ranged from $2 million to $3.5 million, of which 50 per cent were three-year time-vesting RSUs and 50 per cent were performance-contingent RSUs, subject to the performance criteria as outlined on page 60. For Josh, part of his LTI grant was in recognition of his leadership in negotiating and concluding the agreement with Baring Asia, under which TELUS International was valued at an impressive $1.2 billion. This positioned the executives at relative percentiles of the market for total direct compensation (base salary + annual cash bonus + EPSUs + RSU/option awards), as set out below.

		Josh Blair
		Chief Corporate
		Officer; EVP, TELUS		David Fuller
		Health; President,		EVP and President,
		Business Solutions	Eros Spadotto	TELUS Consumer and
	Doug French	West; and Chair,	EVP, Technology	Small Business
	EVP and CFO	TELUS International	Strategy	Solutions
Individual performance (weighting)	20%	20%	20%	20%
Percentage of undisclosed metrics	4%	3%	3%	3%
Percentage of metrics shared with CEO	55%	90%	70%	80%
Performance bonus award	$151,568	$235,207	$212,180	$209,970
As a per cent of base salary (target)	50%	50%	50%	50%
As a per cent of base salary (actual)	35%	36%	35%	35%
Executive performance stock units award	$124,843	$235,207	$212,180	$209,970
As a per cent of base salary (target)	50%	50%	50%	50%
As a per cent of base salary (actual)	29%	36%	35%	35%
Performance (PVAAM rating)	Within top two categories	Within top two categories	Within top two categories	Within top two categories
Long-term incentives[1]	$2,100,000	$3,500,000	$2,000,000	$2,000,000
Total direct compensation market position	Above 50th percentile	Above 75th percentile	Above 75th percentile	Above 75th percentile

1  Fifty per cent of these awards were in time-vesting RSUs and 50 per cent were in performance-contingent RSUs.

At-risk pay – John Gossling, former EVP and CFO

Please see page 76 for information on John’s compensation for 2016.

TELUS 2017 INFORMATION CIRCULAR • 71

Performance graph and CEO compensation

The following graph compares the yearly change in the cumulative total shareholder return on TELUS’ Shares with the cumulative total return for the S&P/TSX Composite Index and the cumulative return for the MSCI World Telecom Index. The MSCI World Telecom Index is composed of securities classified in the telecommunications sector as per the Global Industry Classification Standard (GICS) across 23 developed market countries. The calculations show changes over the past five years, assuming an investment of $100 on December 31, 2011 and the reinvestment of dividends. As well, we have adjusted for the two-for-one stock split of TELUS’ Shares that took effect on April 16, 2013. Also shown is the growth rate of the CEO’s total direct compensation over the same five-year period, which is indexed to $100 as at December 31, 2011.

Investment	Dec. 31 2011	Dec. 31 2012	Dec. 31 2013	Dec. 31 2014	Dec. 31 2015	Dec. 31 2016
TELUS Shares	$ 100	$ 118	$ 137	$ 163	$ 155	$ 181
S&P/TSX Composite Index	$ 100	$ 107	$ 121	$ 134	$ 123	$ 149
MSCI World Telecom Index	$ 100	$ 108	$ 142	$ 141	$ 146	$ 156
CEO total direct compensation	$ 100	$ 112	$ 111	$ 95	$ 139	$ 141

Given the direct linkage between the various elements of performance and at-risk pay calculations and allotments, the significant weighting of share-based incentives in the executive compensation mix and the methodology for determining EPSU awards, TELUS’ executive compensation is designed to reflect the performance drivers that should lead to related changes in shareholder return.

As shown in the graph and table above, over the past five years (from 2012 to 2016 inclusive), TELUS Shares have strongly outperformed the S&P/TSX Composite Index and the MSCI World Telecom Index. Notably, the five-year TELUS total shareholder return since December 31, 2011 was 81 per cent, in contrast to the MSCI World Telecom Index at 56 per cent and the S&P/TSX Composite Index at 49 per cent, while CEO total direct compensation increased by 41 per cent over that same time period. CEO total direct compensation has been consistently lower than the TELUS total return performance and generally lower than the other indices (except for 2015). NEO total direct compensation has consistently been lower than the TELUS total return performance and generally lower than the other indices (except for 2013). Over the five-year period, total direct compensation paid to NEOs increased by 44 per cent, which was significantly less than the total return to Shareholders of 81 per cent. The increase in NEO compensation was partly due to the fact that different individuals with varying portfolios and degrees of responsibility have been considered NEOs during the five-year period. This was also reflective of our NEOs taking on expanded individual responsibilities over time.

72 • TELUS 2017 INFORMATION CIRCULAR

EXECUTIVE COMPENSATION AT TELUS

Clawback policy

Effective as of January 1, 2013, the Board approved a clawback policy that allows the Company to recover or cancel certain incentives or deferred compensation to executive officers in circumstances where (i) there has been a material misrepresentation or material error resulting in the restatement of the Company’s financial statements, (ii) an executive would have received less incentive compensation based on the restated financials, and (iii) the executive’s misconduct (such as an act of fraud, dishonesty or wilful negligence or material non-compliance with legal requirements) contributed to the obligation to restate the financial statements. Of note, the Company has not had to claw back any compensation pursuant to this policy since it was put in place and has not previously encountered a situation where a compensation recoupment or adjustment would have been required had a clawback policy been in place.

Share ownership requirement

Our executive share ownership requirement has been in place for over a decade, further demonstrating our compensation philosophy to align the interests of our executives with those of our Shareholders. Our executives must beneficially own, either directly or indirectly, a certain number of Shares based on targets varying by position. This is a more stringent requirement than prevalent market practice since TELUS does not include options, EPSUs or RSUs when determining if the target has been met. In our view, an executive purchasing Shares with his or her own funds more clearly demonstrates his or her commitment to the Company and its future success.

Share (excluding options, EPSUs and RSUs) ownership guidelines
CEO	7x annual base salary
EVPs	3x annual base salary

The ownership requirements were met by three NEOs in 2016 (Darren Entwistle, Josh Blair and Eros Spadotto). The other NEOs are progressing towards their share ownership targets and have five years from the time of their initial appointment to reach the target.

We also require an executive who has not met the share ownership requirement to take 50 per cent of net equity awards (after taxes) in Shares for any equity vesting unless that executive is pursuing other means of meeting the share ownership requirement. The executive must also hold such Shares until the requirement is met.

Furthermore, any executive retiring after January 1, 2013 must hold a number of Shares equal to the share ownership requirement for one year following retirement.

To further enhance the alignment of compensation with Shareholders’ interests, we encourage our senior managers below the executive level (senior vice-president, vice-president and director level employees) to commit to meeting the following share ownership targets.

Share (excluding options, EPSUs, MPSUs and RSUs) ownership guidelines
Senior vice-presidents	75% of base salary, to be attained in four years
Vice-presidents	50% of base salary, to be attained in four years
Directors	25% of base salary, to be attained in five years

In consideration of their voluntary participation, managers are eligible for annual grants of medium-term restricted stock units called management performance stock units (MPSUs). MPSU grants are based on annual target amounts established by the CEO for each job level. Currently, these targets range from $10,000 a year for directors to $50,000 a year for senior vice-presidents. The actual awards for individual managers are then adjusted up or down from the target based on their weighted corporate and individual performance multipliers for the performance year, in the same way that their annual performance bonus is adjusted. This way, actual MPSU awards can range from zero for substandard performance to no more than 200 per cent of the target amount for exceptional performance (with the average at approximately 100 per cent). MPSUs are awarded under the Performance Stock Unit Plan and are substantially similar to EPSUs, except that MPSU awards are not subject to reduction for any decline in Share price during the performance year. MPSUs vest at a rate of one-third every year over a period of just under three years. If share ownership targets are not met within the required timeframes, or thereafter are not maintained, then managers will not be eligible to receive an award of MPSUs until the applicable share ownership targets are achieved.

TELUS 2017 INFORMATION CIRCULAR • 73

Executive shareholdings and total equity summary

The following table lists the number and value of Shares and total equity (Shares, EPSUs and RSUs, but excluding options) held by each NEO as at December 31, 2016 (as set out in the Summary compensation table on pages 75 and 76). It also shows total shareholdings as a multiple of the individual’s annual base salary at year-end relative to the share ownership guidelines described previously.

Name	Total Shares[1]	Value of Shares[2] ($)	Total EPSUs/ RSUs[1]	Value of EPSUs/ RSUa[2] ($)	Total equity (Shares/ EPSUs/ RSUs)[1]	Value of total equity[2] ($)	Base Salary ($)	Value of total equity as a multiple of base salary[3]	Value of shareholdings[4] as a multiple of base salary[3]

Darren Entwistle	249,133	10,650,436	388,931	16,626,800	638,064	27,277,236	1,375,000	19.8	7.7

Doug French	4,730	202,208	33,426	1,428,962	38,156	1,631,170	500,000	3.3	0.4[5]

Josh Blair	170,020	7,268,355	114,468	4,893,507	284,488	12,161,862	650,000	18.7	11.2

Eros Spadotto	65,815	2,813,591	106,018	4,532,270	171,833	7,345,861	600,000	12.2	4.7

David Fuller	33,605	1,436,614	100,583	4,299,923	134,188	5,736,537	600,000	9.6	2.4[5]

1    Excludes all options and any Shares that may be acquired by an executive in 2017 in payment of EPSUs that vested in 2016.

2    On December 31, 2016, the closing Share price on the TSX was $42.75.

3    Annualized base salary, not prorated for the year.

4    Excludes all options, RSUs and EPSUs, per TELUS’ stringent requirements.

5    Doug has until 2022 and Dave has until 2020 to attain their share ownership requirement of three times base salary.

Conclusion

The Compensation Committee believes that the overall compensation program is effective in attracting and retaining executives as well as in providing direction and motivation for the executive team to make a significant contribution to the Company’s success, thereby enhancing the value of the Company for its Shareholders. We also believe that the design of our executive compensation program encourages appropriate risk-taking.

Signed, the members of the Human Resources and Compensation Committee

John Lacey (Chair)	Stockwell Day

Micheline Bouchard	Mary Jo Haddad

Ray Chan

74 • TELUS 2017 INFORMATION CIRCULAR

EXECUTIVE COMPENSATION AT TELUS

Executive compensation summary

Summary compensation table

($)	Darren Entwistle[1] President and Chief Executive Officer (CEO)						Doug French[2] Executive Vice-President (EVP) and Chief Financial Officer (CFO)			Josh Blair Chief Corporate Officer; EVP, TELUS Health; President, Business Solutions West; and Chair, TELUS International
Year	2016		2015		2014		2016	2015	2014	2016	2015	2014
Salary	1,375,000		1,375,000		1,375,000		431,096	306,301	273,334	650,000	637,500	600,000
Share-based awards[3]	10,178,483	[4]	10,043,729	[4]	6,794,017	[4]	2,224,843	692,108	268,342	3,735,207	2,424,223	2,372,811
Option-based awards	–		–		–		–	–	–	–	–	–
Non-equity incentive plan compensation
– Annual incentive plans	678,483		683,349		794,017		151,568	116,225	118,110	235,207	238,023	272,811
– Long-term incentive plans	n/a		n/a		n/a		n/a	n/a	n/a	n/a	n/a	n/a
Pension value	584,000		341,000		225,000		248,000	n/a	n/a	145,000	477,000	566,000
All other compensation[5,6]	89,365		89,218		89,218		–	–	–	2,065	1,918	1,918
Total compensation	12,905,331		12,532,296		9,277,252		3,055,507	1,114,634	659,786	4,767,479	3,778,664	3,813,540

1           Amounts in 2015 reflect compensation for Darren in his capacity as Executive Chair from January 1, 2015 to August 9, 2015 and as CEO from August 10, 2015 to year-end. Amounts in 2014 reflect compensation for Darren in his capacity as CEO from January 1, 2014 to May 7, 2014, and as Executive Chair from May 8, 2014 to December 31, 2014. Included in Darren’s share-based awards is his contract renegotiation grant of $2.7 million, which was made in consideration of Darren returning to the CEO role and concessions in his new CEO contract. The grant of time-vested restricted stock units (RSUs), which was based on a share price of $40.84, was made on November 17, 2015. The 2015 share-based awards reflect this amount, as well as his annual LTI grant of $6.7 million.

2           As Doug French was not an officer in 2014 and 2015, amounts in these columns reflect his compensation for his previous role. His share-based awards for 2014 and 2015 consisted of RSUs and management performance stock units (MPSUs) that both time-vest in just under three years. Prior to 2017, Doug was not participating in the Executive Defined Benefit Pension Plan and the Supplemental Retirement Arrangement (SRA). He was participating in a Defined Contribution Pension Plan.

3           The value of share-based awards (executive performance stock units or EPSUs, as well as RSUs) is based on the executive’s performance. Therefore, the awards for a particular year are granted at the beginning of the following year. The grants were awarded by the Compensation Committee and the Board in dollar amounts. For 2016, the dollar amounts for the RSUs and EPSUs were established by the Board on February 7, 2017, and the units were granted on February 24, 2017. These amounts were converted into RSUs or EPSUs based on the formula provided in the applicable plans. Thus, the number of EPSUs was determined by dividing the dollar amount granted by the weighted average price of the Shares on the Toronto Stock Exchange (TSX) for the 15 trading days immediately preceding either January 1 or December 31 of the immediately preceding fiscal year, whichever is higher. The EPSUs granted on February 24, 2017 were valued at $42.64, which matches the accounting fair value. The number of RSUs was determined by dividing the dollar amount granted by the weighted average price of the Shares on the TSX for the five trading days immediately preceding February 24, 2017. These RSUs were valued at $43.83. This matched the accounting fair value for the time-vesting RSUs (which represented 50 per cent of the notional RSU grant value) and for the portion allocated to the total customer connections performance-contingent RSUs (which represented 12.5 per cent of the notional grant value), assuming a multiplier at target. The accounting fair value for the portion allocated to the relative total shareholder return (TSR) performance-contingent RSUs (which represented 37.5 per cent of the notional RSU grant value) was an estimation reflecting a variable payout, determined using a Monte Carlo simulation.

4           Amounts for Darren include the EPSU grants that were awarded in cash.

5           Perquisites for all named executive officers (NEOs), except Darren, totalled less than $50,000. In the case of Darren, the disclosed amount also included a vehicle allowance in the amount of $40,800, enhanced family medical coverage in the amount of $35,000, and an annual flexible perquisite account.

6           For 2016, all NEOs, other than Doug French, received telecommunications concessions; the grossed up amounts (for applicable taxes) are included in the amounts disclosed.

TELUS 2017 INFORMATION CIRCULAR • 75

Summary compensation table (continued)

($)	Eros Spadotto EVP, Technology Strategy			David Fuller EVP and President, Consumer and Small Business Solutions			John Gossling[1] Former CFO and EVP
Year	2016	2015	2014	2016	2015	2014[2]	2016	2015	2014
Salary	600,000	587,500	550,000	593,750	569,384	498,904	326,776	575,000	568,750
Share-based awards[3]	2,212,180	2,196,606	2,233,534	2,209,970	2,192,974	2,374,825	–	1,189,969	1,235,458
Option-based awards	–	–	–	–	–	–	–	–	–
Non-equity incentive plan compensation
– Annual incentive plans	212,180	208,707	233,534	209,970	204,851	214,377	–	201,661	235,458
– Long-term incentive plans	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
Pension value	20,000	275,000	61,000	230,000	1,605,000	n/a	71,000	302,000	251,000
All other compensation[4]	3,873	3,566	3,566	3,873	3,566	2,325	1,048	1,918	1,918
Total compensation	3,048,233	3,271,379	3,081,634	3,247,563	4,575,775	3,090,431	398,824	2,270,548	2,292,584

1           John’s compensation in 2016 represents his compensation until his resignation effective May 16, 2016, except for his base salary amount, which was paid to July 27, 2016 in accordance with the provisions of his executive employment agreement.

2           David was not an officer in 2014. Accordingly, amounts in this column reflect his compensation for his previous role. His share-based awards for 2014 consisted of RSUs and MPSUs that both time-vest in just under three years. Prior to 2015, David was not participating in the Executive Defined Benefit Pension Plan and SRA. He was participating in a Defined Contribution Pension Plan.

3           The value of share-based awards (EPSUs and RSUs) in the table above is based on the executive’s performance. Therefore, the awards for a particular year are granted at the beginning of the following year. For 2016, the dollar amounts for the RSUs and EPSUs were established by the Board on February 7, 2017, and the units were granted on February 24, 2017. These amounts were converted into RSUs or EPSUs based on the formula provided in the applicable plans. Thus, the number of EPSUs was determined by dividing the dollar amount granted by the weighted average price of the Shares on the TSX for the 15 trading days immediately preceding either January 1 or December 31 of the immediately preceding fiscal year, whichever is higher. The EPSUs granted on February 24, 2017 were valued at $42.64, which matches the accounting fair value. The number of RSUs was determined by dividing the dollar amount granted by the weighted average price of the Shares on the TSX for the five trading days immediately preceding February 24, 2017. These RSUs were valued at $43.83. This matched the accounting fair value for the time-vesting RSUs (which represented 50 per cent of the notional RSU grant value) and for the portion allocated to the total customer connections performance-contingent RSUs (which represented 12.5 per cent of the notional grant value), assuming a multiplier at target. The accounting fair value for the portion allocated to the relative TSR performance-contingent RSUs (which represented 37.5 per cent of the notional RSU grant value) was an estimation reflecting a variable payout, determined using a Monte Carlo simulation.

4           For 2016, all NEOs received telecommunications concessions; the grossed up amounts (for applicable taxes) are included in the amounts disclosed. Perquisites for all NEOs, except Darren, totalled less than $50,000.

76 • TELUS 2017 INFORMATION CIRCULAR

EXECUTIVE COMPENSATION AT TELUS

Incentive plan awards

As at December 31, 2016, none of our NEOs had any option awards outstanding. The following table summarizes all share-based awards outstanding at the end of December 31, 2016 for each of them.

	Share-based awards[1]

Name	Number of Shares or units that have not vested	Market or payout value of share-based awards that have not vested[2] ($)	Market or payout value of vested share-based awards not paid out or distributed[2] ($)
Darren Entwistle	388,931	16,626,800	–
Doug French	33,426	1,428,962	–
Josh Blair	114,468	4,893,507	184,708
Eros Spadotto	106,018	4,532,270	159,855
David Fuller	100,583	4,299,923	126,020

1    Includes reinvested dividends or dividend equivalents.

2    On December 31, 2016, the closing Share price on the TSX was $42.75.

The following table summarizes the value of all share-based awards vested or earned for each NEO during the 2016 fiscal year. The terms of all plan-based awards under which other share-based awards are granted or vested are discussed on pages 91 and 92.

Name	Share-based awards - value vested during the year[1] ($)	Non-equity incentive plan compensation - value earned during the year ($)
Darren Entwistle	8,041,800	678,483
Doug French	345,787	151,568
Josh Blair	2,531,797	235,207
Eros Spadotto	2,379,284	212,180
David Fuller	1,207,264	209,970

1           The amounts reflect the final third of EPSUs granted in 2014 that vested on November 15, 2016 at a price of $42.18; RSUs and the final third of MPSUs granted in 2014 that vested on November 20, 2016 at a price of $41.58; the second third of MPSUs granted in 2015 and the first third of MPSUs granted in 2016 that vested on November 20, 2016 at a grant price of $41.58; and the second third of EPSUs granted in 2015 and the first third of EPSUs granted in 2016 that vested on December 31 at a grant price of $42.77.

Payout calculation to NEOs for RSUs that vested in 2016 (granted in February 2014)

In 2016, the first set of performance-contingent RSUs, which were originally granted in 2014 in respect of 2013 performance, vested. The performance-contingent criteria were disclosed in the TELUS 2014 information circular. The results that were achieved and the resulting payout factors are provided in the table below.

Metric	Result (as of September 30, 2016)	Payout factor

Relative TSR	TELUS ranked at the 67th percentile against the incumbent
	telephone companies in the MSCI World Telecom Index	106.67%

Total customer connections[1]	14,043,686 total customer connections	71.8%

1    Includes wireline residential and business network access lines, and wireless, Internet and TELUS TV subscribers.

Benefits and perquisites

As mentioned on page 54, TELUS provides its executives with a competitive benefits program that includes: health and dental coverage; life, accident and critical illness insurance coverage; short-term and long-term disability coverage; and health spending accounts. To the extent required, costs for the NEOs have been included in the Summary compensation table on pages 75 and 76.

The use of perquisites is limited for our executives. We have a number of policies regarding the use of perquisites that are regularly reviewed by the Compensation Committee to ensure they remain appropriate. Some of the perquisites that are provided to executives include: an executive health plan, a flexible perquisite account intended to cover financial and retirement counselling, clothing and other items, a vehicle allowance and telecom benefits for the executive’s home

TELUS 2017 INFORMATION CIRCULAR • 77

(for work and personal use). We also offer executives (and all employees) the opportunity to purchase TELUS shares through regular payroll deductions, with a Company match of 35 per cent for executives to a maximum of up to six per cent of base salary.

TELUS Pension Plan

TELUS retirement plan benefits

The NEOs participate in the Company’s defined benefit retirement program. For all NEOs, except Doug French, the retirement program consists of a contributory registered defined benefit pension plan and the Supplementary Retirement Arrangement (SRA), which provides supplemental pension benefits to a retired executive in addition to the pension income under the registered pension plans. The SRA for the participating NEOs supplements the pension benefits of the registered plan by providing a total benefit at retirement determined as two per cent of a person’s highest consecutive three years’ average pensionable remuneration times the total number of years of credited service subject to a maximum of 35 years. This results in a maximum cap on total benefits of 70 per cent of the average pensionable remuneration. In addition, David Fuller will receive a pension benefit from the registered defined contribution (DC) pension plan.

As at December 31, 2016, Doug participated in a registered DC pension plan and the DC supplementary plan. The DC supplementary plan supplements a registered DC pension plan by providing a benefit at retirement of two per cent of a person’s highest consecutive three years’ average pensionable remuneration times the total number of years of credited service, less the estimated pension benefit provided under the DC pension plan for the same period of service.

Pensionable remuneration for the NEOs under the SRA is equal to base salary increased by the actual annual performance bonus paid in cash and in EPSUs, to a limit of 100 per cent of the NEO’s base salary. Pensionable remuneration under the DC supplementary plan is equal to base salary increased by the actual annual performance bonus paid in cash.

As is common with non-registered plans of this nature, the SRA and DC supplementary plan are not funded.

The pension benefits under the registered Company pension plans and the SRA are payable for a member’s lifetime, with a 60 per cent benefit payable to the surviving spouse. The pension benefits under the DC supplementary plan are payable for a member’s lifetime with a 60 per cent benefit payable to the surviving spouse and a five-year guarantee.

Under the SRA, the normal retirement age is 65. Early retirement is permitted as early as age 55 if the member has at least 10 years of credited service. Retirement benefits are unreduced if the member retires on or after age 60 with at least 15 years of service, or on or after age 55 with a combination of age and years of service equal to at least 80 (in each case, excluding any extra years of credited service granted). Otherwise the annual benefit is reduced by 0.5 per cent per month from the earlier of age 60 and the age when the member would have qualified for an unreduced benefit, further reduced by the lesser of 0.25 per cent for each month by which the member’s service (excluding any extra years of credited service granted) is less than 15 years and 0.25 per cent for each month by which the member’s age is less than 65. Under the DC supplementary plan, the normal retirement age is also 65. Early retirement is permitted as early as age 60 if the member has at least five years of service. Retirement benefits are unreduced if the member retires with at least 15 years of service. Otherwise the annual benefit is reduced on an actuarial equivalent basis.

The following tables set out information for the NEOs regarding their retirement benefit.

Defined benefit plans

Name	Number of years credited service (#)	Annual benefits payable ($)		Opening present value of defined benefit obligation ($)	Compensatory change ($)	Non- compensatory change ($)	Closing present value of defined benefit obligation ($)
(a)	(b)	(c)		(d)	(e)	(f)	(g)
		At year-end	At age 65
		(c1)	(c2)
Darren Entwistle	21 years and 6 months	1,151,000	1,722,000	13,547,000	584,000	950,000	15,081,000
Doug French[1]	2 years	10,000	133,000	–	235,000	13,000	248,000
Josh Blair	24 years and 11 months	513,000	797,000	7,383,000	145,000	1,109,000	8,637,000
Eros Spadotto	21 years and 2 months	410,000	610,000	5,153,000	20,000	407,000	5,580,000
David Fuller	12 years and 10 months	202,000	481,000	2,577,000	230,000	357,000	3,164,000
John Gossling[2]	7 years	138,000	138,000	1,188,000	71,000	98,000	1,357,000

1    Participated in the DC supplementary plan as at December 31, 2016.

2    Resigned effective May 16, 2016 with no further service accruals.

78 • TELUS 2017 INFORMATION CIRCULAR

EXECUTIVE COMPENSATION AT TELUS

Defined contribution plans

	Accumulated value		Accumulated value
	at start of year	Compensatory	at end of year
Name	($)	($)	($)
(a)	(b)	(c)	(d)
Doug French	481,000	13,000	537,000
David Fuller	571,000	–	608,000

Granting of extra years of credited service

The SRA permits the Company to grant additional years of credited service. The employment agreements with Darren, Josh, Eros and John provided for the accrual of two years of credited service under the SRA for each full year of employment, in the time periods noted on page 86. When additional credited service was granted, our practice was to limit it to a maximum period of five years. The additional credited service cannot be counted for the purposes of qualifying for an unreduced retirement or determining the reduction on early retirement and is not used for any other non-pension related items that might be dependent on service. The additional credited service accrued to December 31, 2016 is included in column (b) in the defined benefit plans table above.

Recognition of past service

In 2008, TELUS implemented a mechanism to migrate certain executives, including Josh and Eros, from their defined contribution and group RRSP pension arrangements to participation in the registered defined benefit plan and the SRA. For these individuals, arrangements were made to recognize past TELUS service within the SRA. In 2015, David became covered under the SRA and his period of past service while a member of the TELUS Corporation Defined Contribution Pension Plan was recognized under the SRA. In 2016, Doug became covered under the DC supplementary plan and has one year of past service recognized.

These past service periods are included in column (b) in the defined benefit plans table above.

Accrued obligation

The accrued obligation is calculated using a valuation method and assumptions consistent with the most recent financial statements, and is based on a projection of both pensionable earnings and credited service to the earliest eligible retirement date. Key economic assumptions are disclosed in Note 14 – Employee future benefits of the 2016 Consolidated financial statements. Mortality rates after retirement are assumed to follow the CPM-2014 Private Sector Mortality Table with generational projection using the CPM-B improvement scale. Mortality rates prior to retirement and disability rates are assumed to be zero. Prior to retirement, withdrawals (terminations and resignations) under the SRA are assumed to occur at a rate of 10.0 per cent per year.

Compensatory and non-compensatory change in accrued obligation

The compensatory change in accrued obligation includes the service cost net of employee contributions, any differences between actual and estimated earnings, and any additional plan or other changes that have retroactive impact.

The non-compensatory change in accrued obligation comprises three parts:

•           Interest on the accrued benefit obligation

•           The change in accrued obligation due to the change in assumptions

•           Employee contributions for the year.

Annual benefits payable

In the defined benefit plans table above, column (c1) shows the amount that would be payable based on years of credited service reported in column (b) and pensionable earnings as at the end of the most recently completed financial year. The illustrated pension is payable at age 65. Column (c2) shows the amount that would be payable at age 65 based on years of credited service, assuming the NEO continues to work to age 65, and pensionable earnings as at the end of the most recently completed financial year.

TELUS 2017 INFORMATION CIRCULAR • 79

Sample pension benefit calculations

The following table shows the total of the annual retirement benefits, payable from both the SRA and registered pension plans, assuming retirement at age 65 or over.

Pension plan table 2016
	Years of service
Remuneration ($)	10	15	20	25	30

500,000	100,000	150,000	200,000	250,000	300,000
600,000	120,000	180,000	240,000	300,000	360,000
700,000	140,000	210,000	280,000	350,000	420,000
800,000	160,000	240,000	320,000	400,000	480,000
900,000	180,000	270,000	360,000	450,000	540,000
1,000,000	200,000	300,000	400,000	500,000	600,000
1,100,000	220,000	330,000	440,000	550,000	660,000
1,200,000	240,000	360,000	480,000	600,000	720,000
1,300,000	260,000	390,000	520,000	650,000	780,000
1,400,000	280,000	420,000	560,000	700,000	840,000
1,500,000	300,000	450,000	600,000	750,000	900,000
1,600,000	320,000	480,000	640,000	800,000	960,000
1,700,000	340,000	510,000	680,000	850,000	1,020,000
1,800,000	360,000	540,000	720,000	900,000	1,080,000
1,900,000	380,000	570,000	760,000	950,000	1,140,000
2,000,000	400,000	600,000	800,000	1,000,000	1,200,000
2,100,000	420,000	630,000	840,000	1,050,000	1,260,000
2,200,000	440,000	660,000	880,000	1,100,000	1,320,000
2,300,000	460,000	690,000	920,000	1,150,000	1,380,000
2,400,000	480,000	720,000	960,000	1,200,000	1,440,000

•           The compensation covered by the SRA for each of the participating NEOs is based on his or her respective salary shown in the Summary compensation table plus the sum of the performance bonus paid and the medium-term incentives awarded or granted to the member, up to an overall maximum value equal to two times the base salary.

•           The benefits under the registered pension plans and the SRA are payable for a member’s lifetime, with a 60 per cent benefit payable to the surviving spouse.

•           On retirement prior to age 65 with less than 15 years’ service, the pension will be reduced.

•           The above benefits are not offset by any Canada Pension Plan/Québec Pension Plan payments.

Employment agreements

TELUS has executive employment agreements for an indefinite term with each of the NEOs. Other than compensation, the agreements set out the following key provisions (as at December 31, 2016).

Severance on termination of employment

Employment of an executive may be terminated by any of the following means: resignation by the executive, termination by the Company for cause, termination by the Company without just cause, retirement of the executive, or death or disability of the executive.

An executive is required to give the Company at least three months’ notice of resignation. On receiving that notice, the Company may instead elect to terminate the executive earlier during that three-month period by paying to the executive the base salary for the abridged work period.

If an executive is terminated for cause, no severance is payable.

If the employment of the executive were to be terminated without just cause, the executive would be paid a severance in the amount outlined in the following tables, receive continued benefit coverage other than disability coverage and accident insurance, and be credited with continued accrual of pensionable service other than accrual under the registered pension plans.

If an executive were to retire, he would be entitled to receive 50 per cent of his base salary representing his annual performance bonus target (60 per cent in the case of the CEO), pro-rated to the date of retirement, in addition to his retirement benefits, if any, in accordance with the terms of his pension arrangements and any other policies or programs at the Company that are applicable to the executive as a retired employee in effect at the time of his retirement.

If the employment of an executive were to be terminated by reason of death, the executive’s estate would receive 50 per cent of the executive’s base salary in lieu of any annual performance bonus (60 per cent in the case of the CEO), pro-rated to the date of death, and any compensation or benefits payable or owing on or after the date of death in accordance with the terms of any applicable benefits or pension plans.

80 • TELUS 2017 INFORMATION CIRCULAR

EXECUTIVE COMPENSATION AT TELUS

If the employment of an executive were to be terminated by reason of disability, the executive would be entitled to receive the base salary for a period of 18 months along with any annual performance bonus that would have become payable to the executive during that 18-month period (24 months in the case of the CEO), less any disability benefits or other employment or self-employment income.

In addition, an executive’s entitlement to vested and unvested medium-term and long-term incentives on the termination of employment is set forth in the plan texts for the Management Option Plan, Performance Stock Unit Plan and Restricted Stock Unit Plan. See page 88 for a description.

The following tables set out the compensation and benefits that would be payable by the Company to each NEO, other than John Gossling, who resigned from TELUS in May 2016, if the executive’s employment were to be terminated as of December 31, 2016 by reason of voluntary resignation, termination with just cause, termination without just cause or retirement. It also sets out the amounts that may be payable to each NEO if termination is triggered by a change of control as at December 31, 2016. The amounts payable are not subject to reduction as a result of alternative employment in which the executive engages after his employment with the Company ceases.

Darren Entwistle – President and CEO

As noted in last year’s circular, Darren and TELUS entered into a new executive employment agreement when he resumed his role as President and CEO. The agreement is for an indefinite term and provides that, in the event that the CEO is terminated without cause, he would be compensated for three months of annual base salary, the annual performance bonus (cash portion at target), benefits (excluding any short-term or long-term disability plan and accident insurance coverage), pension plan contributions, share purchase plan contributions and vehicle, telecommunications and flexible perquisites (except for a termination due to disability or change of control), and his LTIs would be treated as though he had retired. (See page 92 for a description of retirement treatment of LTIs.) In the event of resignation at the age of 55 or older, he would have the right to receive retirement treatment for his LTIs. Furthermore, Darren’s non-competition and non-solicitation provisions are for a period of 24 months.

Darren Entwistle – President and CEO

Termination without
Executive payouts and		Termination with	just cause		Change of
benefits upon termination	Resignation	just cause	(3 months)	Retirement[1]	control
as of December 31, 2016	($)	($)	($)	($)	($)
Cash compensation
Base salary	–[2]	–	343,750	–	–
Annual performance bonus	–	–	206,250[3]	–	–
Total cash compensation	–	–	550,000[4]	–	–
Medium-term incentives (EPSUs)	–	–	–[5]	–	–[6]
Long-term incentives[7]
Options	–	–	–	–	–[6]
RSUs	–	–	9,789,152[8]	–	16,626,800[6]
Total long-term incentives	–	–	9,789,152	–	16,626,800[6]
Benefits	–	–	55,621[9]	–	–
Continued accrual of pension service	–	–	175,000	–	–
Total compensation and benefits payable	–	–	10,569,773	–	16,626,800

1          All entries are shown as nil as Darren was not entitled to compensation upon retirement on December 31, 2016.

2          Darren is required to give TELUS three months prior notice of resignation. TELUS may terminate him before the expiry of the notice period, in which case he is entitled to receive his base salary pro-rated for the period between the earlier termination by TELUS and the end of the notice period ($343,750 assuming a three-month period).

3          Sixty per cent of base salary for three months in lieu of annual performance bonus.

4          Payable within 30 days of termination.

5          This amount was nil as at December 31, 2016 as Darren did not have any EPSUs.

6          Unvested options, EPSUs and RSUs may, at the discretion of the Board, vest upon a change of control. If they do not vest upon a change of control, all unvested options, EPSUs and RSUs issued before the change of control or their replacement securities will vest immediately upon a termination of employment if Darren is terminated without cause within two years of the change of control. The number in the table assumes the unvested incentives (including performance-contingent RSUs) vested upon a change of control as at December 31, 2016. The unvested option and EPSU amounts were nil as at December 31, 2016.

7          Upon resignation (if age 55 or older, which Darren is not) or termination without cause, Darren is entitled to retirement treatment for his LTIs. In these cases, all vested and unvested EPSUs and all time-vesting RSUs are paid within 60 days of date of termination, performance-contingent RSUs are paid following the valuation date in accordance with the plan, and all exercisable and un-exercisable options shall remain or become exercisable in accordance with their original vesting schedule as granted. The amount in the table above represents the time-vesting RSUs that would vest upon termination. The performance-based RSUs are deferred vesting and would not be payable on December 31, 2016.

8          Upon termination without just cause, Darren’s time-vested RSUs will be treated as though he had retired and will vest immediately.

9          Benefits will be provided for three months in the event of termination without just cause. Benefits provided include: health and dental coverage, outplacement, employer share of the Employee Share Purchase Plan contribution (35 per cent of a maximum of six per cent of base salary and annual performance bonus), telecommunications concession, flexible perquisites, enhanced medical coverage for the executive and his family, and monthly car allowance.

TELUS 2017 INFORMATION CIRCULAR • 81

Doug French – EVP and CFO

Termination without
Executive payouts and		Termination with	just cause		Change of
benefits upon termination	Resignation	just cause	(18 months)	Retirement[1]	control
as of December 31, 2016	($)	($)	($)	($)	($)
Cash compensation
Base salary	–[2]	–	646,644	–	–
Annual performance bonus	–	–	323,322[3]	–	–
Total cash compensation	–	–	969,966[4]	–	–
Medium-term incentives (EPSUs)	–	–	47,923[5]	–	47,923[6]
Long-term incentives
Options	–	–	–	–	–[6]
RSUs[7]	–	–	–	–	1,381,039[6]
Total long-term incentives	–	–	–	–	1,428,962[6]
Benefits	–	–	59,725[8]	–	–
Continued accrual of pension service	–	–	372,000	–	–
Total compensation and benefits payable	–	–	1,449,614	–	1,428,962

1          All entries are shown as nil as Doug was not entitled to compensation upon retirement on December 31, 2016.

2          Doug is required to give TELUS three months prior notice of resignation. TELUS may terminate him before the expiry of the notice period, in which case he is entitled to receive his base salary pro-rated for the period between the earlier termination by TELUS and the end of the notice period ($125,000 assuming a three-month period).

3          Fifty per cent of base salary for 18 months in lieu of annual performance bonus.

4          Payable within 30 days of termination.

5          In the event of termination without cause, all unvested and vested EPSUs are payable to Doug within 60 days of termination pursuant to the plan text.

6          Unvested options, EPSUs and RSUs may, at the discretion of the Board, vest upon a change of control. If they do not vest upon a change of control, all unvested options, EPSUs and RSUs issued before the change of control or their replacement securities will vest immediately upon a termination of employment if Doug is terminated without cause within two years of the change of control. The number in the table assumes the unvested incentives (including performance-contingent RSUs) vested upon a change of control as at December 31, 2016. The unvested option amount was nil as at December 31, 2016.

7          In the event of resignation, or termination with or without cause, all vested but unpaid RSUs remain payable, while all unvested RSUs are forfeited on termination. In the event of retirement, all vested and unvested RSUs are payable to Doug within 60 days of retirement, whereas for performance-contingent RSUs, payment occurs on the original valuation date.

8          Benefits will be provided for 18 months in the event of termination without just cause. Benefits provided include: health and dental coverage, outplacement, employer share of the Employee Share Purchase Plan contribution (35 per cent of a maximum of six per cent of base salary and annual performance bonus), and use of a leased vehicle.

82 • TELUS 2017 INFORMATION CIRCULAR

EXECUTIVE COMPENSATION AT TELUS

Josh Blair – Chief Corporate Officer; EVP, TELUS Health; President, Business Solutions West;

and Chair, TELUS International

Termination without
Executive payouts and		Termination with	just cause		Change of
benefits upon termination	Resignation	just cause	(18 months)	Retirement[1]	control
as of December 31, 2016	($)	($)	($)	($)	($)
Cash compensation
Base salary	–[2]	–	975,000	–	–
Annual performance bonus	–	–	487,500[3]	–	–
Total cash compensation	–	–	1,462,500[4]	–	–
Medium-term incentives (EPSUs)	–	–	268,470[5]	–	268,470[6]
Long-term incentives
Options	–	–	–	–	–[6]
RSUs[7]	–	–	–	–	4,625,037[6]
Total long-term incentives	–	–	–	–	4,893,507[6]
Benefits	–	–	132,790[8]	–	–
Continued accrual of pension service	–	–	520,000	–	–
Total compensation and benefits payable	–	–	2,383,760	–	4,893,507

1          All entries are shown as nil as Josh was not entitled to compensation upon retirement on December 31, 2016.

2          Josh is required to give TELUS three months prior notice of resignation. TELUS may terminate him before the expiry of the notice period, in which case he is entitled to receive his base salary pro-rated for the period between the earlier termination by TELUS and the end of the notice period ($162,500 assuming a three-month period).

3          Fifty per cent of base salary for 18 months in lieu of annual performance bonus.

4          Payable within 30 days of termination.

5          In the event of termination without cause, all unvested and vested EPSUs are payable to Josh within 60 days of termination pursuant to the plan text.

6          Unvested options, EPSUs and RSUs may, at the discretion of the Board, vest upon a change of control. If they do not vest upon a change of control, all unvested options, EPSUs and RSUs issued before the change of control or their replacement securities will vest immediately upon a termination of employment if Josh is terminated without cause within two years of the change of control. The number in the table assumes the unvested incentives (including performance-contingent RSUs) vested upon a change of control as at December 31, 2016. The unvested option amount was nil as at December 31, 2016.

7          In the event of resignation, or termination with or without cause, all vested but unpaid RSUs remain payable, while all unvested RSUs are forfeited on termination. In the event of retirement, all vested and unvested RSUs are payable to Josh within 60 days of retirement, whereas for performance-contingent RSUs, payment occurs on the original valuation date.

8          Benefits will be provided for 18 months in the event of termination without just cause. Benefits provided include: health and dental coverage, outplacement, employer share of the Employee Share Purchase Plan contribution (35 per cent of a maximum of six per cent of base salary and annual performance bonus), telecommunications concession, flexible perquisites, enhanced medical coverage for the executive and his family, and use of a leased vehicle.

TELUS 2017 INFORMATION CIRCULAR • 83

Eros Spadotto – EVP, Technology Strategy

Executive payouts and benefits upon termination as of December 31, 2016	Resignation ($)		Termination with just cause ($)	Termination without just cause (18 months) ($)		Retirement[1] ($)	Change of control ($)

Cash compensation
Base salary	–	[2]	–	900,000		–	–
Annual performance bonus	–		–	450,000	[3]	–	–
Total cash compensation	–		–	1,350,000	[4]	–	–
Medium-term incentives (EPSUs)	–		–	223,287	[5]	–	223,287[6]
Long-term incentives
Options	–		–	–		–	–[6]
RSUs[7]	–		–	–		–	4,298,983[6]
Total long-term incentives	–		–	–		–	4,532,270[6]
Benefits	–		–	130,440	[8]	–	–
Continued accrual of pension service	–		–	395,000		–	–
Total compensation and benefits payable	–		–	2,108,727		–	4,532,270

1           All entries are shown as nil as Eros was not entitled to compensation upon retirement on December 31, 2016.

2           Eros is required to give TELUS three months prior notice of resignation. TELUS may terminate him before the expiry of the notice period, in which case he is entitled to receive his base salary pro-rated for the period between the earlier termination by TELUS and the end of the notice period ($150,000 assuming a three-month period).

3           Fifty per cent of base salary for 18 months in lieu of annual performance bonus.

4           Payable within 30 days of termination.

5           In the event of termination without cause, all unvested and vested EPSUs are payable to Eros within 60 days of termination pursuant to the plan text.

6           Unvested options, EPSUs and RSUs may, at the discretion of the Board, vest upon a change of control. If they do not vest upon a change of control, all unvested options, EPSUs and RSUs issued before the change of control or their replacement securities will vest immediately upon a termination of employment if Eros is terminated without cause within two years of the change of control. The number in the table assumes the unvested incentives (including performance-contingent RSUs) vested upon a change of control as at December 31, 2016. The unvested option amount was nil as at December 31, 2016.

7           In the event of resignation, or termination with or without cause, all vested but unpaid RSUs remain payable, while all unvested RSUs are forfeited on termination. In the event of retirement, all vested and unvested RSUs are payable to Eros within 60 days of retirement, whereas for performance-contingent RSUs, payment occurs on the original valuation date.

8           Benefits will be provided for 18 months in the event of termination without just cause. Benefits provided include: health and dental coverage, outplacement, employer share of the Employee Share Purchase Plan contribution (35 per cent of a maximum of six per cent of base salary and annual performance bonus), telecommunications concession, flexible perquisites, enhanced medical coverage for the executive and his family, and use of a leased vehicle.

84 • TELUS 2017 INFORMATION CIRCULAR

EXECUTIVE COMPENSATION AT TELUS

David Fuller – EVP and President, Consumer and Small Business Solutions

Executive payouts and benefits upon termination as of December 31, 2016	Resignation ($)		Termination with just cause ($)	Termination without just cause (18 months) ($)		Retirement[1] ($)	Change of control ($)

Cash compensation
Base salary	–	[2]	–	890,625		–	–
Annual performance bonus	–		–	445,313	[3]	–	–
Total cash compensation	–		–	1,335,938	[4]	–	–
Medium-term incentives (EPSUs)	–		–	208,235	[5]	–	208,235[6]
Long-term incentives
Options	–		–	–		–	–[6]
RSUs[7]	–		–	–		–	4,091,688[6]
Total long-term incentives	–		–	–		–	4,299,923[6]
Benefits	–		–	130,144	[8]	–	–
Continued accrual of pension service	–		–	370,000		–	–
Total compensation and benefits payable	–		–	2,044,317		–	4,299,923

1           All entries are shown as nil as David was not entitled to compensation upon retirement on December 31, 2016.

2           David is required to give TELUS three months prior notice of resignation. TELUS may terminate him before the expiry of the notice period, in which case he is entitled to receive his base salary pro-rated for the period between the earlier termination by TELUS and the end of the notice period ($150,000 assuming a three-month period).

3           Fifty per cent of base salary for 18 months in lieu of annual performance bonus.

4           Payable within 30 days of termination.

5           In the event of termination without cause, all unvested and vested EPSUs are payable to David within 60 days of termination pursuant to the plan text.

6           Unvested options, EPSUs and RSUs may, at the discretion of the Board, vest upon a change of control. If they do not vest upon a change of control, all unvested options, EPSUs and RSUs issued before the change of control or their replacement securities will vest immediately upon a termination of employment if David is terminated without cause within two years of the change of control. The number in the table assumes the unvested incentives (including performance-contingent RSUs) vested upon a change of control as at December 31, 2016. The unvested option amount was nil as at December 31, 2016.

7           In the event of resignation, or termination with or without cause, all vested but unpaid RSUs remain payable, while all unvested RSUs are forfeited on termination. In the event of retirement, all vested and unvested RSUs are payable to David within 60 days of retirement, whereas for performance-contingent RSUs, payment occurs on the original valuation date.

8           Benefits will be provided for 18 months in the event of termination without just cause. Benefits provided include: health and dental coverage, outplacement, employer share of the Employee Share Purchase Plan contribution (35 per cent of a maximum of six per cent of base salary and annual performance bonus), telecommunications concession, flexible perquisites, enhanced medical coverage for the executive and his family, and use of a leased vehicle.

TELUS 2017 INFORMATION CIRCULAR • 85

John Gossling – Former CFO

John resigned from TELUS effective May 16, 2016. He was paid his base salary to July 27, 2016 in accordance with provisions in his executive employment agreement. He also received accrued pension service, executive health and dental benefits, an executive flexible perquisite allowance, a health spending account, telecom benefits and a vehicle benefit up to the date of his resignation. Upon his resignation, he forfeited his 2016 performance bonus, his EPSU award and all unvested EPSUs and RSUs.

Change of control

The Management Option Plan, Restricted Stock Unit Plan and Performance Stock Unit Plan contain change of control provisions that are applicable to all TELUS team members, including the NEOs. See page 89 for a full description of these provisions and their effect.

The employment agreements of the NEOs do not contain any change of control provisions, except for the CEO’s agreement, which contains a double-trigger change of control provision.

Confidentiality and non-compete

Each agreement contains a prohibition on the improper disclosure and use of confidential information and a one-year non-competition restriction after termination, except for the CEO’s agreement, which contains a two-year non-competition restriction after termination.

Additional pensionable service

As at December 31, 2016, the agreements with all the NEOs, other than Doug and David, provide that they will be accruing two years of pensionable service under the SRA for each full year of employment,

in the time periods noted below. However, we do not grant additional core years of service for executives, and when additional pensionable service is granted, it is limited to a maximum period of five years. The additional service cannot be counted for the purpose of qualifying for early, unreduced retirement and would not be used for any other non-pension related items that might be dependent on service. As disclosed on page 79, the Company implemented a mechanism to migrate Josh and Eros from their previous pension arrangements to participation in the registered defined benefit pension plan and the SRA. Their employment agreements reflect these arrangements.

Named
executive officer	Employment period

Darren Entwistle	September 1, 2006 to September 1, 2011
Josh Blair	January 1, 2008 to January 1, 2013
Eros Spadotto	January 1, 2008 to January 1, 2013

Indebtedness of directors and officers

No director or officer of the Company or proposed nominee for election as a director of the Company, or any associate thereof, is or has been indebted to the Company or its subsidiaries since January 1, 2006. In compliance with the July 30, 2002 enactment of Sarbanes-Oxley Act (SOX), no new personal loans to directors and executive officers have been made or arranged, and no pre-existing personal loans have been renewed or modified since July 30, 2002.

86 • TELUS 2017 INFORMATION CIRCULAR

TELUS’ equity compensation plans

The Company has a number of equity compensation plans, as well as other compensation plans that are also tied to the performance of equity but do not fall within the Toronto Stock Exchange’s (TSX’s) definition of equity compensation plans. For simplicity, this section groups all such plans together and provides a number of tables to highlight the key features and impact of these plans. More detailed descriptions of each plan follow the tables.

TELUS equity-based plans at a glance

	Type of plan		New equity grants being issued	TELUS securities issuable from treasury
Name	Equity-based compensation	Other
Management Option Plan	X		Yes	Yes
Directors Plan		X	Yes	No
Performance Stock Unit Plan		X	Yes	No
Restricted Stock Unit Plan		X	Yes	No
Long-Term Incentive Plan for Non-Canadian Subsidiaries		X	Yes	No

The following table provides information as at December 31, 2016 on the Shares of the Company authorized for issuance under TELUS’ equity compensation plans (as defined under the TSX rules). As at December 31, 2016, the dilution, as a result of total share option reserves, was approximately 8.1 per cent of all outstanding Shares.

Plan category	Number of securities to be issued upon exercise of outstanding options (#) A	Weighted-average exercise price of outstanding options ($) B	Number of securities remaining available for future issuance (excluding securities reflected in column A) (#) C
Equity compensation plans approved by security holders	Nil	n/a	Nil
Equity compensation plans not approved by security holders	1,417,693	24.49	46,383,494
Total	1,417,693	–	46,383,494

TELUS 2017 INFORMATION CIRCULAR • 87

Management Option Plan (TELUS Management Share Option Plan)

The Management Option Plan is the only equity compensation plan of the Company under which TELUS may grant options and where share options remain outstanding.

Management Option Plan at a glance

Term	Description
Participants	Eligible employees (primarily officers, senior managers and key management employees) as determined by the Human Resources and Compensation Committee (the Compensation Committee).
Term	Maximum term is 10 years from the grant date. In recent years, options have been granted with seven-year terms. Option term is automatically extended if an option expires during a blackout period.
Expiry

Unless otherwise determined by the Compensation Committee, options will expire upon the earliest of:

•            Resignation of employment by a participant (other than retirement or by reason of disability), for all options (vested and unvested)

•            Ninety days after termination of employment without just cause for vested options

•            Termination of employment without just cause for unvested options

•            Termination of employment of the participant for just cause, for all options (vested and unvested)

•            Twelve months after the death of a participant, for options that have vested on death or vest within 12 months of death, and any unvested options after this time period are forfeited

•            The end of the option term (applies to retirement and termination due to disability).

Vesting	To be determined at the time of grant. Since 2003, most grants vest three years from the grant date.
Exercise price

Pre-November 2006:

•            Weighted average trading price of the underlying Shares on the last business day before the grant date.

Post-November 2006:

•            Arithmetic average of the daily weighted average trading price of the underlying Shares on the TSX (excluding certain block trades and trades after a certain time in the day) for the five trading days before the grant date.

Change of control	Yes. See page 89.
Clawback policy

Options granted to the President and Chief Executive Officer (CEO), and any Executive Vice-Presidents (EVPs), and any Shares and/or cash paid pursuant to the exercise or surrender and cancellation of such options, are subject to potential cancellation, recoupment, rescission, payback or other action in accordance with the terms of any clawback policy adopted by the Company, but this applies only to options granted on and after the later of January 1, 2013 or the date such person first became CEO or an EVP.

Assignability	Not assignable.
Ownership restrictions

•            The total number of Shares issuable to any one participant under this plan, together with all other Shares issuable to that participant under all TELUS equity-based compensation plans (as defined by the TSX), cannot exceed five per cent of the issued and outstanding Shares at the grant date of the option

•            The total number of Shares issued to insiders within any one-year period, under all other equity-based compensation plans (as defined by the TSX), cannot exceed 10 per cent of the issued and outstanding Shares

•            The total number of Shares issuable to insiders as a group under this plan, together with Shares issuable to insiders under all other equity-based compensation plans (as defined by the TSX), cannot exceed 10 per cent of the issued and outstanding Shares

•            A majority of options granted under this plan cannot be granted to insiders.

Total number of Shares reserved for further options as of March 15	The Company currently has reserved 45,943,092 Shares for further option grants representing 7.78 per cent of the issued and outstanding Shares.
Options outstanding as of March 15	Options to purchase 1,038,414 Shares representing 0.18 per cent of the issued and outstanding Shares.
Number of options held by officers as of March 15	Options for 24,142 Shares or 2.32 per cent of the total number of options outstanding under this plan.

88 • TELUS 2017 INFORMATION CIRCULAR

TELUS’ EQUITY COMPENSATION PLANS

The Management Option Plan was established in 2005 as part of the separation of the original TELUS Share Option and Compensation Plan into two plans: the Management Option Plan and the Directors Plan (see the next section for details). The purpose of the Management Option Plan is to strengthen retention of key management employees, to align their interests with those of the Shareholders, and to provide incentive compensation based on the value of TELUS’ Shares.

Other features

The Management Option Plan contains two different methods under which exercised options may be settled by cash in lieu of delivery of Shares, thereby reducing the number of Shares to be issued and dilution to Shareholders. These two different methods, introduced at different times, apply to different sets of options issued under the Management Option Plan and contain different terms.

Stock settlement feature

For certain options designated by the Company on or before the date those options are granted, the Company may elect to have the options exchanged for a right of the option holder to receive Shares in settlement for the exchanged options. The number of Shares to be issued is obtained by multiplying (i) the number of options exercised by (ii) the number obtained when the difference between the current market price of the Shares under option at the time of exercise and the exercise price is divided by the current market price of the Shares. The current market price for this purpose is the average trading price on the TSX for the last trading day before the day of exercise. The options so exchanged are cancelled, and the number of Shares determined by the difference between the number of options exchanged and the number of Shares issued in that exchange are then added back to the applicable reservation of Shares under the Management Option Plan.

Cash settlement feature

The Management Option Plan has a cash settlement feature that permits the Company to use cash to settle the exercise of certain options designated by the Company. In November 2010, we stopped using this feature, due to changes proposed by the federal government to the tax treatment of cash settled options. An optionee exercising any such options may elect to request the Company to accept a surrender of the designated options and receive from the Company, in cash, an amount equal to the difference between the market price (volume weighted average price of the Shares under option on the TSX on the business day following the participant’s election) and the exercise price. The surrendered options will be cancelled by the Company and Shares underlying these options will be added back to the share reservation.

Change of control

The Management Option Plan contains change of control provisions. Vesting of options is subject to double-trigger change of control provisions, unless the Board decides to take another action.

Change of control is defined to be (i) a sale of greater than 50 per cent of TELUS’ consolidated assets to persons not affiliated with TELUS, (ii) a formal takeover bid being made for TELUS’ voting securities, (iii) any acquisition of 35 per cent or more of TELUS’ voting securities (excluding acquisitions by a subsidiary, the Company or any underwriter), (iv) any transaction involving the Company, its subsidiaries or its Shareholders, where holders of record of the voting securities of the

Company immediately before these transactions hold less than 50 per cent of the voting securities of the Company or the continuing entity, or (v) any transaction that the Board determines to be a change of control.

However, subject to any other Board determination, a change of control specifically excludes any transactions where the holders of record of the voting securities of the Company immediately before the transactions continue to have substantially the same beneficial ownership in an entity that owns, directly or indirectly, all or substantially all of the assets of the Company and its subsidiaries immediately after the transactions. Substantially all of the assets is defined as assets having a value greater than 90 per cent of the fair market value of the assets of the Company and its subsidiaries on a consolidated basis.

If the Board does not accelerate the vesting of unvested options or replacement options upon a change of control, then with regard to any participant (i) whose employment is terminated without cause or (ii) who dies while employed within two years of the change of control, the unvested options issued to that participant before the change of control or their replacement securities will immediately vest and be exercisable for (i) 90 days following termination or (ii) 12 months following death, as applicable. Alternatively, upon a change of control, the Board may take one or more of the following actions: (i) arrange for the options to be assumed by or similar options to be substituted by the bidder or a continuing entity, subject to satisfying certain stated criteria, (ii) accelerate the vesting of the options, (iii) make a determination as to the market price for the purpose of further actions with respect to the options, (iv) arrange for cash or other compensation in exchange for a surrender of any options, or (v) make any other determinations as appropriate.

Amendment procedure

The Board, subject to any required regulatory or Shareholder approval, has the power to amend or discontinue the Management Option Plan at any time, provided that such amendment is not prejudicial to any existing option holders. The Board may, without Shareholder approval, amend the vesting of any option, extend the termination date of any option to a date that is not beyond the original expiry date, add any cashless exercise feature that also reduces the share reservation by the number of Shares underlying the exercised options, make any amendments for compliance with the United States Jobs Creation Act 2004, and make any non-material amendments to the Management Option Plan. Shareholder and, as necessary, regulatory approval is required for any material amendments, including any increase in the number of Shares reserved, any change to eligible participants that could increase participation by insiders, any financial assistance by the Company, the addition of any cashless exercise feature that does not also reduce the share reservation by the number of Shares underlying the exercised options, the addition of any provision that results in a participant receiving Shares without the Company receiving cash consideration, any material change in the method to determine the exercise price of options, addition of any right permitting a change of the price of any outstanding options, any material expansion of the type of awards available under the plan, any amendment to extend the termination date of any option beyond its original expiration date or any amendment to permit any transfer of options other than by will or applicable laws. In accordance with TSX rules, amendments to this amendment procedure provision require Shareholder approval.

TELUS 2017 INFORMATION CIRCULAR • 89

Directors Plan (Directors Deferred Share Unit Plan)

The Directors Plan was established to enable non-employee directors to participate in the growth and development of TELUS and to align directors’ interests with those of our Shareholders. The Directors Plan provides that a director may elect to receive his or her annual retainer and meeting fees in deferred share units (DSUs), Shares or cash. DSUs entitle the directors to a specified number of, or a cash payment based on the value of, Shares.

Directors Plan at a glance

Term	Description
Participants	Non-employee directors.
Term	DSUs do not have a fixed term.
Expiry	DSUs are valued and paid out after a director ceases to be a director for any reason at a time elected by the director in accordance with the Directors Plan.
DSU payout amount	Number of DSUs multiplied by the then applicable market price for Shares.
Vesting	All DSUs vest upon grant.
Change of control	No.
Grant price	DSUs, when granted, are based on the dollar amount allocated to the director divided by the weighted average trading price of Shares on the business day prior to grant date.
Assignability	Not assignable, other than by will or the laws of succession on devolution.
DSUs outstanding as of March 15	679,682 DSUs.

Other features

DSUs are credited with additional DSUs equivalent in value to the dividends paid on the Shares. If a participant elects to be paid out in Shares, the Shares are acquired by the plan administrator in the open market for the participant.

Amendment procedure

Subject to any regulatory approval, the Board has the power under the Directors Plan to amend or terminate the Directors Plan at any time, provided that the amendment will not reduce the rights of a participant that have accrued before the amendment or termination. This power includes the right to make any change or waiver of any conditions with respect to DSUs and to make any amendments for compliance with the United States Jobs Creation Act 2004. All amendments to the Directors Plan must be in compliance with any applicable regulatory requirements.

Amendments to the Directors Plan

In 2016, upon the recommendation of the Corporate Governance Committee, the Board approved two housekeeping amendments to the Directors Plan to align the terms of the plan to market practice: (i) to permit the accrual of dividend equivalents on DSUs during the redemption period (as defined in the Directors Plan) and (ii) to clarify the price at which directors purchase Shares if they elected to allocate the cash component of their annual retainer to do so.

Other existing share equity plans

In addition to the foregoing, there is one other plan, the Employee Stock Option Plan, that provides for the granting of options to acquire shares, although no options are currently outstanding or are contemplated to be granted under this plan.

90 • TELUS 2017 INFORMATION CIRCULAR

TELUS’ EQUITY COMPENSATION PLANS

Performance Stock Unit Plan

As noted on page 59, the Performance Stock Unit Plan is a medium-term incentive plan that awards executive performance stock units (EPSUs) and management performance stock units (MPSUs) that are pegged to the value of the Shares.

The Performance Stock Unit Plan, formerly known as the Executive Stock Unit Plan, was first implemented in 2002 for Executive Leadership Team (ELT) members and expanded in 2011 to include designated senior management team members. The purpose of this plan is to link a portion of the at-risk compensation to both the achievement of performance targets and total shareholder return, and to promote the retention of executives.

The participants may elect to take payments under the Performance Stock Unit Plan in cash or Shares purchased in the market or, subject to all necessary corporate and regulatory approvals, in Shares issued from treasury.

When dividends on Shares are declared and paid during the life of an EPSU or MPSU, additional EPSUs or MPSUs, as the case may be, equivalent in value to dividends paid on the Shares, are credited to the participant’s account. These dividend equivalents do not vest unless the applicable EPSUs or MPSUs vest.

Performance Stock Unit Plan at a glance

Term	Description
Participants	Members of the ELT as approved by the Compensation Committee. Since February 2011, members may also include a broader group of senior management below the executive level as approved by the CEO.
Vesting	• EPSUs and MPSUs vest and become payable in equal annual instalments over approximately a three-year period, subject to permitted deferrals
• All EPSUs and MPSUs vest and are paid out before the end of the second year after the grant year.
Change of control	Yes. See below.
Clawback policy

EPSUs granted to the CEO and any EVPs, including any EPSU dividends related to such EPSUs, and/or any payment made in cash or Shares in respect of such EPSUs, are subject to potential cancellation, recoupment, rescission, payback or other action in accordance with the terms of any clawback policy adopted by the Company, but this applies only to EPSUs granted on and after the later of January 1, 2013 or the date such person first became CEO or an EVP.

Payout amount

Arithmetic average of the daily weighted average trading price of Shares on the TSX (excluding certain block trades and trades after a certain time in the day) for the five trading days before the vesting date for MPSUs and 15 trading days before the vesting date for EPSUs.

Payment/ termination

Unless otherwise determined by the Compensation Committee (or by the CEO with respect to grants below the ELT level), and subject to permitted deferrals, payment (or forfeiture) occurs upon the earliest of:

•           Sixty days after resignation of employment by a participant (other than by reason of retirement or disability) – All vested EPSUs and MPSUs are paid, all unvested EPSUs or MPSUs are forfeited immediately upon such resignation

•           Termination of employment for just cause – All vested and unvested EPSUs and MPSUs are forfeited immediately

•           Sixty days after termination of employment without just cause – All vested and unvested EPSUs and MPSUs are paid

•           Sixty days after retirement or termination as a result of disability – All vested and unvested EPSUs and MPSUs are paid

•           Sixty days after the death of a participant – All vested and unvested EPSUs and MPSUs are paid

•           Within 30 days following the normal vesting date – All vested EPSUs and MPSUs are paid.

Change of control

The Performance Stock Unit Plan contains change of control provisions equivalent to those in the Management Option Plan. These provisions generally provide that upon a change of control, as defined in these plans, the Board has the discretion to take certain actions such as the conversion of outstanding EPSUs and MPSUs into stock units under a similar plan of a publicly traded successor corporation, the vesting of all unvested EPSUs or MPSUs, or the provision of cash or other consideration in exchange for cancelling outstanding EPSUs or MPSUs. If the Board decides not to take any of the discretionary permitted actions, then the outstanding EPSUs and MPSUs will vest as set out for each defined change of control. However, for EPSUs and MPSUs granted after February 13, 2013, the Plan was amended to provide that the default is a double trigger as described for the Management Option Plan on page 89.

TELUS 2017 INFORMATION CIRCULAR • 91

Restricted Stock Unit Plan

As noted on page 59, the Restricted Stock Unit Plan is a long-term incentive (LTI) plan that awards restricted stock units (RSUs), which are pegged to the value of the Shares.

The purpose of the Restricted Stock Unit Plan is to align the interests of management with those of Shareholders by providing incentive compensation based on the value of Shares and to promote retention. This strategy provides an opportunity for participants to acquire, through RSUs, an increased ownership interest in the Company.

The participants may elect to take payments under the Restricted Stock Unit Plan in cash or Shares purchased in the market or, subject to all necessary corporate and regulatory approvals, in Shares issued from treasury.

When dividends on Shares are paid during the life of an RSU, additional RSUs equivalent in value to dividends paid on the Shares are credited to the participant’s account. These dividend equivalents do not vest unless the RSUs vest.

Restricted Stock Unit Plan at a glance

Term	Description
Participants	Members of the executive management and other employees (primarily senior and key management) as approved by the Compensation Committee or the CEO.
Vesting	Typically, RSUs vest and become payable in the second year after the grant year.
Change of control	Yes. See below.
Clawback policy

RSUs granted to the CEO and any EVPs, including any RSU dividends related to such RSUs, and/or any payment made in cash or Shares in respect of such RSUs, are subject to potential cancellation, recoupment, rescission, payback or other action in accordance with the terms of any clawback policy adopted by the Company, but this applies only to RSUs granted on and after the later of January 1, 2013 or the date such person first became CEO or an EVP.

Payout amount

•           Time-vesting: Arithmetic average of the daily weighted average trading price of Shares on the TSX (excluding certain block trades and trades after a certain time in the day) for the five trading days before the vesting date

• Performance-contingent: 75% weighted to total shareholder return against a peer group compared to a three-year period; 25% weighted to total customer connections compared to a three-year forecast.
Payment/ termination

Unless otherwise determined by the Compensation Committee, payment (or forfeiture) occurs upon the earliest of:

•           Sixty days after resignation of employment by a participant (other than by reason of retirement or disability) – All vested RSUs are paid, all unvested RSUs are forfeited immediately upon such resignation

•           Termination of employment of a participant for just cause – All vested and unvested RSUs are forfeited immediately

•           Termination of employment without just cause – All vested RSUs are paid and all unvested RSUs are forfeited on the date of termination

•           Sixty days after retirement or termination as a result of disability – All vested and unvested RSUs are paid; for performance-contingent RSUs, payment occurs on the original valuation date

•           Sixty days after the death of a participant – All vested and unvested RSUs are paid; payout ratio deemed at 100% for performance-contingent RSUs

•           Within 30 days following the normal vesting date – All vested RSUs are paid.

Change of control

The Restricted Stock Unit Plan contains change of control provisions equivalent to those in the Management Option Plan and Performance

Stock Unit Plan. For details, see the description of these provisions for the Management Option Plan on page 89.

92 • TELUS 2017 INFORMATION CIRCULAR

TELUS’ EQUITY COMPENSATION PLANS

Long-Term Incentive Plan for Non-Canadian Subsidiaries

The Long-Term Incentive Plan for Non-Canadian Subsidiaries (the LTI Plan) was established in 2012 to provide certain international executive and management employees of non-Canadian subsidiaries of TELUS with an incentive and opportunity to share in the total shareholder return of the Company and to provide for retention of such employees. The LTI Plan provides an opportunity for participants to acquire, through LTI units, an increased ownership interest in the Company. LTI units are based on the value of the Shares.

All payments pursuant to the LTI Plan will be paid in cash only. No Shares may be purchased in the market or issued from treasury.

When dividends on Shares are paid during the life of an LTI unit, additional LTI units equivalent in value to the dividends paid on the Shares are credited to the participant’s account. These dividend equivalents do not vest unless the LTI units vest.

LTI Plan at a glance

Term	Description
Participants

Members of the executive management and other employees (primarily senior and key management) of non-Canadian subsidiaries who are non-residents of Canada (for purposes of the Income Tax Act (Canada)), as approved by the CEO.

Vesting	Typically LTI units vest and become payable in the second year after the grant year.
Change of control	Yes. See below.
Payout amount

Arithmetic average of the daily weighted average trading price of Shares on the TSX (excluding certain block trades and trades after a certain time in the day) for the five trading days before the vesting date.

Payment/ termination

Unless otherwise determined by the Compensation Committee, payment (or forfeiture) occurs upon the earliest of:

•           Termination of employment (for just cause or without just cause) and retirement of the participant – All unvested LTI units are forfeited immediately upon such termination; vested LTI units continue to be payable according to the vesting schedule (within 30 days of the normal vesting date)

•           Sixty days after termination as a result of disability – All vested and unvested LTI units are paid

•           Sixty days after the death of a participant – All vested and unvested LTI units are paid

•           Within 30 days following the normal vesting date – All vested LTI units are paid.

Change of control

The LTI Plan contains change of control provisions equivalent to those in the Management Option Plan, Restricted Stock Unit Plan and

Performance Stock Unit Plan. For LTI units granted after February 26, 2013, the LTI Plan was amended to provide that the default is a double trigger as described for the Management Option Plan on page 89.

TELUS 2017 INFORMATION CIRCULAR • 93

Additional information

Interest of certain persons in material transactions

None of the insiders of the Company, no nominee for election as a director of the Company and no associate as affiliate of such persons or companies has any material interest, direct or indirect, in any transaction since the commencement of the Company’s most recently completed financial year or in any proposed transaction, which, in either case, has materially affected or will materially affect the Company or any of its subsidiaries.

Additional matters and information

Additional financial information is contained in TELUS’ annual information form and the audited Consolidated financial statements of the Company for the year ended December 31, 2016 and Management’s discussion and analysis thereon. These documents are available upon request to TELUS Legal Services, 7th Floor, 510 West Georgia Street, Vancouver, British Columbia, V6B 0M3. TELUS’ public documents are filed on sedar.com and sec.gov. Unless otherwise indicated, information in this circular is provided as at March 15, 2017.

94 • TELUS 2017 INFORMATION CIRCULAR

Appendix A: Terms of reference for the Board of Directors

1.      Introduction

The Board is responsible for the stewardship of the Company and overseeing the management of the Company’s business and affairs. The Board may discharge its responsibilities by delegating certain duties to committees of the Board and to management. The specific duties delegated to each committee of the Board are outlined in the terms of reference for those committees.

2.      No delegation

2.1     The Board may not delegate the following matters to any committee:

a)         The removal of a director from or the filling of a vacancy on the Board or any Board committee

b)         The issuance of securities except on the terms authorized by the directors

c)         The declaration of dividends

d)        The purchase, redemption or any other form of acquisition of shares issued by the Company except on terms authorized by the directors

e)         The appointment or removal of the President or the CEO

f)            The establishment of any Board committee and its terms of reference and the modification of the terms of reference of any existing committee

g)        The adoption, amendment or repeal of the charter documents of the Company

h)        Any other matter which is required under applicable corporate or securities laws to be decided by the Board as a whole.

3.      Board of Directors

3.1      Composition

a)         The number of directors to be elected at a meeting of the shareholders will be a minimum of 10 and a maximum of 16 directors, including the Chair, a majority of whom are independent directors.

b)         Subject to election by the shareholders and the requirements of the applicable laws, the Company’s charter documents and the rules of any stock exchanges on which the shares of the Company are listed, the CEO will be a member of the Board.

c)         The Chair of the Board must be an independent director. If this is not desirable in the circumstances, an independent Lead Director shall be appointed.

3.2      Meetings

a)         The Board will meet at least once each quarter and, including such quarterly meetings, a minimum of five times a year. Some of the Board’s meetings may be held in locations other than Vancouver.

b)         The Chair, with the assistance of the Lead Director (if there is one), CEO and the Corporate Secretary, will be responsible for the agenda for each Board meeting.

c)         The Board encourages management to attend Board meetings, where appropriate, to provide additional insight to matters being considered by the Board.

d)        The Board should have an in-camera session without management present, including any management directors, as a regular feature of each Board meeting.

e)         The quorum necessary for the transaction of business of the directors may be set by the directors to a number not less than 50 per cent of the directors in office, and if not so set, is deemed to be a majority of the directors in office.

f)            To the extent possible, Board materials will be made available in electronic format.

3.3      Election or appointment of directors

The Board, following a recommendation by the Corporate Governance Committee, will:

a)         Approve the management slate of nominees proposed for election at annual general meetings of the Company

b)         Approve candidates to fill any casual vacancy occurring on the Board

c)         Fix the number of directors as permitted by the Company’s charter documents.

3.4      Compensation and Share ownership requirement

Appendix I – Director Compensation and Share Ownership Criteria lists the current levels of directors’ compensation and the shareholdings required of directors of the Company.

3.5      Committees of the Board

The Board will have the following committees and, after considering the recommendation of the Corporate Governance Committee, approve and/or modify their terms of reference:

a)         Audit Committee – Appendix E

b)         Corporate Governance Committee – Appendix F

c)         Human Resources and Compensation Committee – Appendix G

d)        Pension Committee – Appendix H.

The Board may establish a new standing or ad hoc committee. Not less than a majority of the members of any new standing or ad hoc committee will be independent directors.

Each committee will report to the Board on its meetings and each member of the Board will have access to minutes of committee meetings, regardless of whether the director is a member of such committee. See Appendix D – Terms of Reference for Committees of the Board of Directors.

TELUS 2017 INFORMATION CIRCULAR • 95

4.      Selection of management

4.1.                In accordance with the Company’s charter documents, the Board will appoint and replace the CEO of the Company and, after considering the recommendation of the Human Resources and Compensation Committee, approve the CEO’s compensation.

4.2.                Upon considering the advice of the CEO and the recommendation of the Human Resources and Compensation Committee, the Board will approve the appointment of all members of the Executive Management (as defined in Appendix G – Terms of Reference for the Human Resources and Compensation Committee).

4.3.                The Board is responsible for satisfying itself as to the integrity of the CEO and other senior management of the Company.

4.4.                The Board is responsible for overseeing succession planning.

5.      Strategy determination

The Board will:

a)         Annually consider and approve the Company’s objectives and goals, its strategic plan to achieve those objectives and goals and approve any material changes thereto

b)         Monitor and assess developments which may affect the Company’s strategic plan

c)         Evaluate and, as required, enhance the effectiveness of the strategic planning process

d)        Monitor the execution of the strategic plan by management and monitor corporate performance against the Company’s objectives and goals.

6.      Material transactions

6.1                   Subject to delegation by the Board to management and to committees of the Board, the Board will review and approve all material transactions and investments.

7.      Public reporting

The Board is responsible for:

a)         Reviewing and approving financial reporting to shareholders, other security holders and regulators on a timely and regular basis

b)         Ensuring that the financial results are reported fairly and in accordance with generally accepted accounting standards and related legal disclosure requirements

c)         Reviewing and approving the policies and procedures in place for the timely disclosure of any other developments that have a significant and material impact on the Company

d)        Reporting annually to shareholders on its stewardship for the preceding year

e)         Reporting annually to shareholders on the key strategic objectives of the Company and how the Company’s approach to executive compensation is designed to motivate management to achieve them

f)            Providing for measures that promote engagement with and feedback from shareholders.

8.      Risk oversight and management

8.1                   The Board is responsible for ensuring the identification of material risks to the Company’s business and ensuring the implementation of appropriate systems and processes to identify, monitor and manage material risks. In discharging this duty, the Board will review and assess annually:

a)         The Company’s risk management program, including risk tolerance and integrated enterprise risk assessment

b)         The quality and adequacy of risk-related information provided to the Board by management, to make the Board aware (directly or through its committees) of the Company’s material risks on a timely basis, and to provide the Board sufficient information and understanding to evaluate these risks, how they may affect the Company and how management addresses them

c)         The respective responsibilities of the Board, each Board committee and management for risk oversight and management of specific risks, to coordinate the risk oversight function through these bodies, and to adopt a shared understanding as to accountabilities and roles.

8.2                   In addition to the specific risk oversight responsibilities the Board has allocated to its committees, the Board will review, on an annual or more frequent basis, as appropriate, those risks that are specifically allocated to the Board for review.

8.3                   The Board is also responsible for the integrity of the Company’s internal control, disclosure control and management information systems.

9.      Procedures and policies

The Board will monitor compliance with all significant policies and procedures by which the Company is operated.

10.    Legal requirements

10.1             The Board will monitor compliance with all applicable laws and regulations.

11.    Evaluation

The Board will evaluate annually the effectiveness of the Board as a whole, individual directors, committees, the Lead Director (if there is one) and the Chair as provided in Appendix L – Board and Director Evaluation Process.

References to appendices in Appendix A of this information circular relate to the TELUS Board Policy Manual, which can be found on telus.com/governance.

96 • TELUS 2017 INFORMATION CIRCULAR

ONLINE INFORMATION

Delivering the information you need online

At TELUS, we are working hard to deliver an exceptional online experience to ensure you can find what you want, when you want it. Stay current with the latest TELUS investor information and sign up for email alerts by visiting telus.com/investors.

•	Annual meeting shareholder documents and proxy materials	telus.com/agm
•	TELUS annual report	telus.com/annualreport
•	Signing up for e-delivery of shareholder documents	telus.com/electronicdelivery
•	Latest quarterly financial documents	telus.com/quarterly
•	Senior management events and webcasts	telus.com/investors
•	Corporate governance practices	telus.com/governance
•	Dividend reinvestment and share purchase plan details	telus.com/drisp

TELUS Corporation 510 West Georgia Street	telus.com	@telus	Instagram.com/telus

Vancouver, British Columbia Canada V6B 0M3	facebook.com/telus	youtube.com/telus	Linkedin.com/company/telus

Phone (604) 697-8044

Printed in Canada Please recycle